Filed Pursuant to Rule Number 424(b)(3)
Registration No. 333-176604

PREFERRED APARTMENT COMMUNITIES, INC.

SUPPLEMENT NO. 3 DATED AUGUST 23, 2012
TO THE PROSPECTUS, DATED NOVEMBER 18, 2011

This prospectus supplement (this “Supplement No. 3”) is part of the prospectus of Preferred Apartment Communities, Inc. (the “company,” “us,” “our” or “we”), dated November 18, 2011 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 3, 2012 (“Supplement No. 1”) and Supplement No. 2, dated May 11, 2012 (“Supplement No. 2). This Supplement No. 3 supplements, modifies or supersedes certain information contained in the Prospectus. This Supplement No. 3 should be read, and will be delivered, with the Prospectus, Supplement No. 1 and Supplement No. 2.

The purpose of this Supplement No. 3 is to, among other things:

•	update the status of this offering and certain other operating information; and
•	make the Prospectus, as supplemented, consistent with the preliminary prospectus forming a part of the Registration Statement on Form S-11 (Registration No. 333-183355), filed by the company with the Securities and Exchange Commission on August 16, 2012 in connection with a follow-on offering of a maximum of 850,000 units, with each unit consisting of one share of our Series A Redeemable Preferred Stock and one detachable warrant to purchase 20 shares of our common stock.

PREFERRED APARTMENT COMMUNITIES, INC.

	Supplement No. 3 Page No.	Prospectus Page No.
Certain Operating Information	S-1	N/A
Status of the Offering	S-1	N/A
Follow-On Offering	S-1	N/A
REIT Qualification	S-1	N/A
Management Updates	S-1	N/A
Prospectus Updates	S-2	N/A
Prospectus Cover	S-2	Cover Page
Table of Contents	S-2	ii, v
Prospectus Summary	S-2	1-4, 7, 150, 9, 15-19, 158, 20, 22-23, 67-68
Risk Factors	S-13	24, 25, 27-29, 31, 34, 35, 55, 59
Forward-Looking Statements	S-19	64-65
Estimated Use of Proceeds	S-20	66-67
Distribution Policy	S-20	69
Market Price Range of Our Common Stock and Distributions	S-22	71
Capitalization	S-23	72
Selected Financial Information	S-24	73
Management’s Discussion and Analysis of Financial Condition and Results of Operations	S-25	74
Quantitative and Qualitative Disclosures about Market Risk	S-25	N/A
Prior Performance Summary	S-25
Business	S-26	95
Description of Real Estate Investments	S-44	113
Our Management	S-51	118-127, 129
Our Sponsor, Our Manager and the Management Agreement	S-55	132, 135-136, 141
Principal Stockholders	S-64	142
Certain Relationships and Related Transactions	S-65	143-144, 148-149
Description of Securities	S-67	151-153, 155, 157-159, 162
Shares of Common Stock Eligible for Future Sale	S-68	163
Summary of Our Organizational Documents	S-69	164
Summary of Our Operating Partnership Agreement	S-69	169, 171, 174, 176
Material U.S. Federal Income Tax Considerations	S-70	177, 179-180, 187, 189, 191, 192-193, 195-196
Investment by Tax-Exempt Entities and ERISA Considerations	S-83	197
Electronic Delivery of Documents	S-83	206
Incorporation of Certain Information by Reference	S-83	N/A
Appendix A	S-84	A-1 – A10
Prospectus Back Cover	S-84	Back Cover Page

i

CERTAIN OPERATING INFORMATION

Status of the Offering

On November 18, 2011, we commenced this offering on a “reasonable best efforts” basis of up to 150,000 units, or Units, with each Unit consisting of one share of Series A Redeemable Preferred Stock and one detachable warrant to purchase 20 shares of our common stock. On March 30, 2012, we satisfied the escrow conditions of this offering, received and accepted aggregate subscriptions in excess of $2.0 million and issued 2,155 shares of Series A Redeemable Preferred Stock and 2,155 Series A Warrants to the holders of our Series A Redeemable Preferred Stock. As of August 16, 2012, we had received from this offering total gross proceeds of approximately $10,827,000 from the sale of 10,827 Units. As of August 16, 2012, there were 139,173 Units available for sale pursuant to this offering.

We will offer Units until December 31, 2012, which may be extended through December 31, 2013, in our sole discretion, provided that this offering will be terminated if all the 150,000 Units are sold before such date.

Our common stock is traded on the NYSE MKT (previously known as NYSE AMEX), or NYSE MKT, under the symbol “APTS.” On August 13, 2012, the last reported sale price of our common stock on the NYSE MKT was $8.20 per share.

Follow-On Offering

On August 16, 2012, we filed a Registration Statement on Form S-11 (Registration No. 333-183355) with the Securities and Exchange Commission in connection with a follow-on public offering on a “reasonable best efforts” basis of up to 850,000 units, with each unit consisting of one share of Series A Redeemable Preferred Stock and one detachable warrant to purchase 20 shares of our common stock. Such Registration Statement has not yet been declared effective by the Securities and Exchange Commission.

REIT Qualification

We have elected and qualified to be taxed as a real estate investment trust for U.S. federal income tax purposes commencing with our tax year ended December 31, 2011.

Management Updates

Effective as of August 15, 2012, our board of directors approved a realignment of the duties and responsibilities of certain officers and directors of the company. Leonard A. Silverstein, formerly the company’s Vice Chairman of the Board, Executive Vice President, General Counsel and Secretary, has been appointed to the new positions of President and Chief Operating Officer, and remains a member of the Board. In connection with Mr. Silverstein’s realignment of duties and responsibilities, John A. Williams will continue to serve as Chairman of the Board and Chief Executive Officer, and Daniel M. DuPree, the Company’s lead independent director, will serve as the Vice Chairman of the Board. In addition, Michael J. Cronin, the company’s Chief Accounting Officer and Treasurer, has been appointed Executive Vice President of the company.

PROSPECTUS UPDATES

Where applicable, the following disclosure changes are made to the Prospectus:

•	all references in the Prospectus to the “minimum offering” and, as the context requires, the minimum of 2,000 Units, the minimum of 2,000 shares of Series A Redeemable Preferred Stock and the minimum of 40,000 shares underlying the Warrants, are deleted;
•	all references in the Prospectus to the “Series A Preferred Stock” are replaced with “Series A Redeemable Preferred Stock;”
•	all references in the Prospectus to the “NYSE AMEX” are replaced with “NYSE MKT;”
•	all references in the Prospectus to “Williams Residential Management, LLC” and “WRM” are replaced with “Preferred Residential Management, LLC” and “PRM,” respectively;
•	all references in the Prospectus to the section entitled “Our Manager and Management Agreement” are replaced with “Our Sponsor, Our Manager and the Management Agreement;” and
•	all references in the Prospectus to the section entitled “Ratio of Earnings to Fixed Charges” are replaced with “Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends.”

Prospectus Cover

The following disclosure replaces in its entirety the fourth paragraph on the cover of the Prospectus.

“We have elected and qualified to be taxed as a real estate investment trust for U.S. federal income tax purposes, or REIT, commencing with our tax year ending December 31, 2011.”

The following disclosure is added following the fourth paragraph on the cover of the Prospectus.

“Our charter contains various restrictions on the ownership and transfer of our securities. You should read the information under the section entitled “Description of Securities — Restrictions on Ownership and Transfer of our Securities” in this prospectus for descriptions of these restrictions.”

The final sentence of the fifth paragraph and each of the subsequent bullet points on the cover of the Prospectus are deleted in their entirety.

The following disclosure replaces in its entirety the first footnote under the table on the cover of the Prospectus.

“(1)	Initial gross proceeds. If the Warrants are exercised in full at the minimum exercise price of $9.00 per share of common stock, the company will receive additional gross proceeds equal to $27.0 million.”

The heading entitled “Prior Performance Summary” and the sub-heading thereunder on page ii of the Prospectus are deleted in their entirety.

The second paragraph below the Table of Contents on page v of the Prospectus is deleted in its entirety.

Prospectus Summary

The following disclosure replaces in its entirety the first three sentences of the first paragraph on page 1 of the Prospectus under the heading “Prospectus Summary.”

“This summary highlights some of the information in this prospectus. It does not contain all the information that you should consider before investing in our securities. You should read carefully the detailed information set forth in the section entitled “Risk Factors” and other information included in this prospectus, and the information incorporated by reference into this prospectus, including our audited consolidated financial statements and the accompanying notes in our latest Annual Report on Form 10-K and our consolidated financial statements and the accompanying notes in our subsequent Quarterly Reports on Form 10-Q.”

The following disclosure is added immediately preceding the first paragraph on page 2 of the Prospectus.

“On August 16, 2012, we filed a Registration Statement on Form S-11 (Registration No. 333-183355) with the Securities and Exchange Commission, or the SEC, in connection with a follow-on public offering on a “reasonable best efforts” basis of up to 850,000 units, with each unit consisting of one share of Series A Redeemable Preferred Stock and one detachable warrant to purchase 20 shares of our common stock. Such Registration Statement has not yet been declared effective by the SEC. We refer in this prospectus to such offering, the units offered thereby and the warrants forming a part of such units, as the Follow-On Series A Offering, the Follow-On Series A Units and the Follow-On Warrants, respectively.”

The following disclosure replaces in its entirety the second paragraph on page 2 of the Prospectus.

“We have registered “A Preferred Apartment Community” as a trademarked logo with the United States Patent and Trademark Office. Our manager has branded, and in the future will continue to brand, all apartment communities owned by the company as “A Preferred Apartment Community” and intends to make it an ultimate tagline for each of our communities that signifies certain brand and management standards. This strategy will allow each individual community to be part of a centralized marketing and advertising campaign, in addition to property level marketing and advertising campaigns. We expect that these campaigns will further enhance each individual property’s presence in the marketplace, and we believe that this will allow our communities to be perceived as premier over other properties within the marketplace. Our manager has entered into a non-exclusive license agreement with the company as licensee with respect to all intellectual property of the manager other than trademarks. The license agreement will terminate automatically upon termination of our management agreement or will terminate upon a material breach of the license agreement that remains uncured for more than 30 days after receipt of notice of such breach. Our manager has entered into a separate non-exclusive license agreement with the company as licensee with respect to the manager’s trademarks on substantially similar terms as the initial intellectual property license agreement.”

The following language replaces in its entirety the first sentence of the sixth paragraph on page 2 of the Prospectus.

“On June 30, 2011, we made a mezzanine loan investment of $6.0 million to Oxford Hampton Partners, LLC, a Georgia limited liability company, to partially finance the construction of a 96-unit multifamily community located adjacent to our existing Trail Creek multifamily community in Hampton, Virginia, or the Oxford Hampton Mezzanine Loan.”

The following disclosure is added following the sixth paragraph on page 2 of the Prospectus.

“On March 26, 2012, we made a loan in the amount of $650,000 to Oxford Properties, LLC, a Georgia limited liability company, to fund certain expenses in connection with transactions we are pursuing, or the Oxford Properties Loan.

On May 7, 2012, Summit Crossing Mezzanine Lending LLC, a wholly owned subsidiary of our operating partnership, made a mezzanine loan in the amount of $6,103,027 to Oxford Summit Apartments II LLC, a Georgia limited liability company, in connection with the borrower’s plans to construct a 140-unit multifamily community in suburban Atlanta, Georgia, or the Oxford Summit II Mezzanine Loan. The full amount of the mezzanine loan was funded by the lender to the borrower on the closing date.

On May 21, 2012, we made a loan in an amount of up to $575,000 to Madison Retail, LLC, a Georgia limited liability company, to fund certain expenses in connection with transactions we are pursuing, or the Madison Retail Loan.

On June 29, 2012, Iris Crosstown Mezzanine Lending, LLC, a wholly owned subsidiary of our operating partnership, made a real estate acquisition bridge loan in the amount of $2,868,471 to Iris Crosstown Apartments, LLC, or Iris, a Georgia limited liability company, in connection with the borrower’s acquisition of a parcel of land located in suburban Tampa, Florida, upon which a multifamily community is to be constructed, or the Iris Bridge Loan.

On August 21, 2012, our operating partnership entered into a revolving line of credit arrangement in the amount of up to $1,000,000 with our manager, or the Manager Loan. The amounts payable under the terms of the Manager Loan are secured by the amounts payable to our manager under the Management Agreement.”

The final sentence of the penultimate paragraph under the section entitled “Prospectus Summary — Our Investment Strategy” on page 3 of the Prospectus is deleted in its entirety.

The following disclosure replaces in its entirety the first two sentences of the second paragraph under the section entitled “Prospectus Summary — Our Financing Strategy” on page 4 of the Prospectus.

“We intend to target leverage levels (secured and unsecured) between 50% and 65% of the value of our tangible assets (including our real estate assets, real estate loans and other real estate-related investments, accounts receivable and cash and cash equivalents) on a portfolio basis based on fair market value. As of June 30, 2012, our outstanding debt (both secured and unsecured) was approximately 46.8% of the value of our tangible assets on a portfolio basis based on fair market value.”

The following disclosure replaces in its entirety the section entitled “Prospectus Summary — Summary Risk Factors” beginning on page 4 of the Prospectus.

“Summary Risk Factors

Investing in our securities involves a high degree of risk. If we are unable to effectively manage the impact of these risks, we may not meet our investment objectives, and therefore, you should purchase these securities only if you can afford a complete loss of your investment. See the section entitled “Risk Factors” included elsewhere in this prospectus for a discussion of the risks that should be considered in connection with your investment in our securities. Some of the more significant risks relating to this offering and an investment in our securities include:

•	There is limited liquidity for our Series A Redeemable Preferred Stock and Warrants. There is no public trading market for our Series A Redeemable Preferred Stock or Warrants, and we do not currently intend to list our Series A Redeemable Preferred Stock or Warrants on a securities exchange. If you are able to sell your Series A Redeemable Preferred Stock or Warrants, you may have to sell them at a significant discount. Beginning one year from the date of original issuance and ending four years from the date of such issuance, the Warrants are exercisable for shares of our common stock, which currently are publicly traded on the NYSE MKT. Beginning two years from the date of original issuance, the shares of Series A Redeemable Preferred Stock will be redeemable by the holder, payable, in our sole discretion, in cash or equal value of common stock;
•	The Series A Redeemable Preferred Stock is a “covered security” and therefore not subject to registration under the state securities, or “Blue Sky,” regulations in the various states in which it may be sold due to its seniority to our common stock, which is listed on the NYSE MKT. If our common stock is no longer listed on the NYSE MKT or another appropriate exchange, we would be required to register this offering in any state in which we subsequently offered our Units. This would require termination of this offering and could result in our raising an amount of gross proceeds that is substantially less than the gross proceeds expected to be raised if the maximum offering is sold. This would reduce our ability to purchase additional properties and limit the diversification of our portfolio. Although the Warrants are not “covered securities,” most states include an exemption from securities registration for warrants that are exercisable into a listed security. Therefore, the Warrants are subject to state securities registration in any state that does not provide such an exemption and this offering must be registered in order to sell the Warrants in these states;
•	We have a limited operating history and may not be able to operate our business successfully or consistently generate sufficient cash flow to make or sustain distributions to our stockholders;
•	Our cash flow from operations was insufficient to fully fund our quarterly dividends in the second and third quarters of 2011 and for the year-ended December 31, 2011, and may be insufficient to fund dividends in the future;

•	You may not have the opportunity to evaluate our investments other than as described in this prospectus or our SEC filings before you make your purchase of our Series A Redeemable Preferred Stock or Warrants, thus making your investment more speculative;
•	Since our Series A Redeemable Preferred Stock or Warrants are not currently listed on a securities exchange and we do not currently intend to list the Series A Redeemable Preferred Stock or Warrants on a securities exchange, no public market currently exists and no active market may ever develop for shares of our Series A Redeemable Preferred Stock or Warrants;
•	If we, through our manager, are unable to find suitable investments, then we may not be able to achieve our investment objectives or pay distributions;
•	Our properties may be adversely affected by current economic conditions and uncertainty, as well as economic cycles and risks inherent to the geographical markets we intend to target and the apartment community sector;
•	Upon the sale of any individual property, holders of Series A Redeemable Preferred Stock do not have a priority over holders of our common stock regarding return of capital. Investors in the Series A Redeemable Preferred Stock should note that holders of common stock will receive additional distributions from the sale of a property (in excess of their capital attributable to the asset sold) before the holders of Series A Redeemable Preferred Stock receive a return of their capital;
•	Except in limited circumstances, there is no clawback for distributions with respect to the special limited partnership interest in our operating partnership, which is held entirely by our manager, and such distributions are payable upon the sale of an asset even if investors have not received a return of their entire investment;
•	We may be unable to pay or maintain cash distributions or increase distributions over time;
•	We may borrow money, sell assets or use proceeds of this offering to make distributions to our stockholders if we are unable to make distributions with our cash flows from our operations. Such distributions could reduce the cash available to us and could constitute a return of capital to stockholders;
•	We are dependent upon our sponsor, our manager and their respective affiliates to conduct our operations, and therefore, any adverse changes in the financial health of our sponsor, our manager or their affiliates could hinder our operating performance and the return on your investment;
•	There are numerous conflicts of interest between the interests of investors and our interests or the interests of our manager, our sponsor and their respective affiliates, which we may not experience if we were self-managed;
•	The incentive structure of our manager’s special limited partnership interest in our operating partnership may result in our manager recommending riskier or more speculative investments;
•	Our investment objectives and strategies may be changed without stockholder consent;
•	We are obligated to pay substantial fees to our manager and its affiliates, including fees payable without regard to our profitability;
•	There are significant risks associated with maintaining as high a level of leverage as we expect to maintain (generally 50% to 65% of our tangible assets value on a portfolio basis based on fair market value and our investment guidelines allow borrowings up to 75% of the cost of our tangible assets at the time of any new borrowing and our charter and our by-laws contain no limitations on the amount of leverage we may use);
•	As long as we maintain our status as a REIT, we will be subject to limitations on ownership and transferability of our shares of common stock;
•	We are subject to risks associated with the significant dislocations and liquidity disruptions currently existing or occurring in the United States credit markets;

•	We may fail to continue to qualify to be treated as a REIT; and
•	We may be deemed to be an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act, and thus subject to regulation under the Investment Company Act.”

The following disclosure replaces in its entirety the following: (i) the first, fourth, fifth and seventh footnotes below the chart on page 7 of the Prospectus; and (ii) the first, fourth, fifth and seventh footnotes below the chart on page 150 of the Prospectus.

“(1)	NELL Partners, Inc. is controlled by John A. Williams, our sponsor, and Leonard A. Silverstein, our President and Chief Operating Officer.
(4)	NELL Partners, Inc. owns 36,666 shares of common stock. John A. Williams and Leonard A. Silverstein share joint voting and investment power of these shares. Additionally, our officers and directors collectively own 139,777 shares of common stock. See “Principal Stockholders.”
(5)	Each property is expected to be held in a single-purpose entity.
(7)	Consists of holders of our existing Series A Redeemable Preferred Stock and investors that purchase Units in this offering. The shares of common stock issuable upon the redemption of the Series A Redeemable Preferred Stock and exercise of the Warrants will be registered shares.”

The following disclosure replaces in its entirety the following: (i) the first paragraph on page 9 of the Prospectus; and (ii) the first paragraph under the section entitled “Our Sponsor, Our Manager and the Management Agreement — Management Compensation” on page 136 of the Prospectus.

“The following table summarizes the fees and expense reimbursements that we will pay to our manager (or persons affiliated with or related to our manager, including our officers):”

The following disclosure replaces in its entirety the table and accompanying footnotes under the section entitled “Prospectus Summary — Management Agreement” beginning on page 9 of the Prospectus.

“Type of Compensation	Determination of Amount
Offering, Acquisition and Operational Stage
Acquisition Fees	Fees payable to our manager in the amount of 1.0% of the gross contract purchase price of the property, loan or other real estate-related investment purchased or made, as applicable, for services in connection with selecting, evaluating and acquiring or making such investment. For purposes of this prospectus, “gross contract purchase price” means the amount actually paid or allocated in respect of the acquisition of a property or the amount actually paid or allocated in respect of the purchase or issuance of loans or other real-estate related investments, in each case inclusive of acquisition expenses and any indebtedness assumed or incurred in respect of such investment, but exclusive of acquisition fees. The gross contract purchase price allocable for an investment held through a joint venture shall equal the product of (i) the gross contract purchase price, determined as stated above, and (ii) the direct or indirect ownership percentage in the joint venture held directly or indirectly us.

Type of Compensation	Determination of Amount
Acquisition Expenses(1)	We will reimburse our manager for expenses actually incurred (including personnel costs) related to selecting, evaluating and making investments on our behalf, regardless of whether we actually make the related investment. Personnel costs associated with providing such services will be determined based on the amount of time incurred by the applicable employee of our manager and the corresponding payroll and payroll related costs incurred by our manager. In addition, we also will pay third parties, or reimburse our manager or its affiliates, for any investment-related expenses due to third parties, including, but not limited to, legal fees and expenses, travel and communications expenses, costs of appraisals, accounting fees and expenses, third-party brokerage or finder’s fees, title insurance expenses, survey expenses, property inspection expenses and other closing costs, regardless of whether we acquire the related assets.
Asset Management Fee(2)	We will pay our manager a monthly fee equal to one-twelfth of 0.50% of the total value of our assets (including cash or cash equivalents) based on the adjusted cost of our assets and amounts actually paid or allocated in respect of the issuance of loans, before reduction for depreciation, amortization, impairment charges and cumulative acquisition costs charged to expense in accordance with generally accepted accounting principles, or GAAP (adjusted cost will include the purchase price, acquisition expenses, capital expenditures and other customarily capitalized costs). This fee will be payable monthly in arrears, based on assets held by us on the last date of the prior month, adjusted for appropriate closing dates for individual investments.
Property Management and Leasing Fee(2)	We will pay our manager a monthly fee equal to 4% of the monthly gross revenues of our properties managed, for services in connection with the rental, leasing, operation and management of our properties and the supervision of any third parties that are engaged by our manager to provide such services. Our manager may subcontract the performance of its property management and leasing services duties to third parties or affiliates and pay all or a portion of its property management fee to such persons with whom it contracts for these services. Our manager will be responsible for all fees payable to third parties or affiliates in connection with subcontracted property management and leasing duties. The property management and leasing fee will be payable monthly in arrears, based on the actual gross revenues for the prior month.
General and Administrative Expenses Fee(1)(2)(3)	We will pay our manager a monthly fee equal to 2% of our monthly gross revenues.
Disposition Fee on Sale of Assets	We may pay our manager a commission upon the sale of one or more of our properties or other assets in an amount equal to the lesser of (a) one-half of the commission that would be reasonable, customary and competitive in light of the size, type and location of the asset, and (b) 1% of the sale price of the asset. Payment of such fee may be made only if the manager provides a substantial amount of services in connection with the sale of the asset as determined by a majority of our independent directors. In addition, the amount paid when added to all other commissions paid to unaffiliated parties in connection with such sale shall not exceed the lesser of (1) the commission that would be reasonable, customary and competitive in light of the size, type and location of the asset and (2) an amount equal to 6% of the sale price of such asset.

Type of Compensation	Determination of Amount
Construction Fee, Development Fee and Landscaping Fee	We will pay our manager a construction fee, development fee and landscaping fee at market rates customary and competitive in light of the size, type and location of the asset in connection with the construction, development or landscaping of a property, or for management and oversight of expansion projects and other capital improvements.
Reimbursement of Certain Offering Expenses	We will reimburse our manager up to 1.5% of gross offering proceeds for actual expenses incurred in connection with this offering. Such offering expenses include all expenses to be paid by us in connection with this offering, such as our legal, accounting, printing, mailing and filing fees, charges of our escrow agent and transfer agent, and reimbursement of bona fide, itemized and detailed due diligence expenses of our dealer manager.
Accrued Fees Upon Termination	If the management agreement is terminated by reason of a change of control of our company, by us without cause (upon the vote of at least 75% of our independent directors) in connection with the expiration of a renewal term, by the manager for good reason or upon our liquidation, the manager will be entitled to receive payment of any earned but unpaid compensation and expense reimbursements accrued as of the date of termination.
Liquidation Stage
Special Limited Partnership Interest	Our manager has a special limited partnership interest in our operating partnership entitling it to distributions from our operating partnership equal to 15% of any net sale proceeds from an asset (which equals the proceeds actually received by us from the sale of such asset after paying off outstanding debt related to the sold asset and paying any seller related closing costs, including any commission paid to our manager in connection with the sale of the asset, less expenses allocable to the sold asset) remaining after the payment of (i) the capital and expenses allocable to all realized investments (including the sold asset), and (ii) a 7% priority annual return, or Priority Return, on such capital and expenses; provided, however, that all accrued and unpaid dividends on our preferred stock have been paid in full. This distribution with respect to the special limited partnership interest is payable upon the sale of an asset even if holders of our preferred stock have not received a return of their capital, but only after the holders of our preferred stock have received payment in full of all accrued and unpaid dividends on their preferred stock. It is also possible that holders of common stock will receive additional distributions from the sale of a property (in excess of their capital attributable to the asset sold) before the holders of Series A Redeemable Preferred Stock receive a return of their capital.
The special limited partner shall be entitled to tax distributions, at our sole discretion as the general partner, provided such distributions do not prevent us from satisfying the requirements for qualification as a REIT. Any tax distributions shall offset future distributions to which the special limited partner is entitled.

(1)	Amounts paid in respect of acquisition expenses and the general and administrative expenses fee include our portion of any expenses incurred by our manager on behalf of joint ventures in which we are a participant.
(2)	The total amount of the asset management, property management and leasing and general and administrative fees and expenses paid or reimbursed to our manager will be capped at 1.5% of total value of our assets (including cash and cash equivalents) based on the adjusted cost of our assets before reduction for depreciation, amortization, impairment charges and cumulative acquisition costs charged to expense in accordance with GAAP (adjusted cost will include the purchase price, acquisition expenses, capital expenditures and other customarily capitalized costs).
(3)	In addition to the general and administrative expenses fee, we may reimburse our manager for certain costs and expenses it incurs in connection with the services it provides to us, including, but not limited to, personnel costs. See the section entitled “Our Sponsor, our Manager and the Management Agreement — Management Agreement” included elsewhere in this prospectus for details relating to these additional costs and expenses.”

The following disclosure replaces in its entirety the eighth bullet point under the section entitled “Prospectus Summary — Conflicts of Interest” beginning on page 15 of the Prospectus.

•	“The possibility that, if we acquire properties from, make investments in, or issue loans to, entities owned or sponsored by affiliates of our manager, the price may be higher or the interest rate may be lower, as applicable, than we would pay or earn if the transaction were the result of arm’s-length negotiations with a third party, but we would do so only if our board of directors, including a majority of our independent directors, approves the investment and only if there is justification for such excess price or lower interest, as applicable;”

The following disclosure replaces in its entirety the second sentence of the second paragraph under the section entitled “Prospectus Summary — Operating and Regulatory Structure — REIT Qualification” on page 16 of the Prospectus.

“Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute annually to their stockholders at least 90% of their REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding any net capital gain.”

The following language replaces in its entirety the fifth sentence of the third paragraph on page 17 of the Prospectus.

“We have not requested that the staff of the SEC approve our treatment of any entity as a majority owned subsidiary and the SEC staff has not done so.”

The final sentence of the first paragraph under the section entitled “Prospectus Summary — Restrictions on Ownership and Transfer of our Securities” on page 18 of the Prospectus is deleted in its entirety.

The following disclosure replaces in its entirety the first paragraph under the section entitled “Prospectus Summary — Distribution Policy” on page 18 of the Prospectus.

“We intend to make regular quarterly distributions to holders of our common stock. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income. We generally intend to pay, over time, dividends in an amount equal to 100% of our net taxable income.”

The following disclosure is added following the first paragraph under the section entitled “Prospectus Summary — Distribution Policy” on page 18 of the Prospectus.

“The following tables set forth the dividends that have been authorized by our board of directors and paid by us to date:

Common Stock

Quarter Ended	Amount Paid Per Share	Total Amount Paid	Date Paid	Cash Flow from Operations
06/30/2011	$0.125	$646,487	07/15/2011	$(697,122)
09/30/2011	$0.125	$646,675	10/17/2011	$553,596
12/31/2011	$0.125	$646,916	01/17/2012	$794,172
03/31/2012	$0.13	$673,181	04/16/2012	$927,394
06/30/2012	$0.13	$677,477	07/16/2012	$869,992	(8)
09/30/2012	$0.14	(7)	(7)

Series A Redeemable Preferred Stock

Month Ended	Amount Paid Per Share		Total Amount Paid		Date Paid
04/30/2012	$5.33	(1)	$11,486		05/21/2012
05/31/2012	$5.00/5.17	(2)	$25,406		06/20/2012
06/30/2012	$5.00/5.17	(3)	$42,793		07/20/2012
07/31/2012	$5.00/5.50	(4)(6)	$50,879	(6)	08/20/2012	(6)
08/31/2012	$5.00/7.50/5.17	(5)(6)	(6)		(6)

(1)	Comprised of $5.00 per share for the month of April 2012 and $0.33 per share prorated from the initial issuance of shares of Series A Redeemable Preferred Stock on March 30, 2012 purchased in this offering through the end of March 2012.
(2)	Comprised of (i) a dividend of $5.00 per share of Series A Redeemable Preferred Stock to all stockholders of record on May 31, 2012 that purchased Units in connection with our initial Unit closing on March 31, 2012 and (ii) a dividend of $5.17 per share of Series A Redeemable Preferred Stock, comprised of $5.00 per share for the month of May 2012 and $0.17 per share prorated from the initial issuance of such shares of Series A Redeemable Preferred Stock on April 30, 2012 through the end of April 2012.
(3)	Comprised of (i) a dividend of $5.00 per share of Series A Redeemable Preferred Stock to all stockholders of record on June 29, 2012 that purchased Primary Series A Units in connection with our Unit closings prior to May 30, 2012 and (ii) a dividend of $5.17 per share of Series A Redeemable Preferred Stock, comprised of $5.00 per share for the month of June 2012 and $0.17 per share prorated from the initial issuance of such shares of Series A Redeemable Preferred Stock on May 31, 2012 through the end of May 2012.
(4)	Comprised of (i) a dividend of $5.00 per share of Series A Redeemable Preferred Stock to all stockholders of record on July 31, 2012 that purchased Units in connection with our Unit closings prior to June 28, 2012 and (ii) a dividend of $5.50 per share of Series A Redeemable Preferred Stock, comprised of $5.00 per share for the month of July 2012 and $0.50 per share prorated from the initial issuance of such shares of Series A Redeemable Preferred Stock on June 28, 2012 through the end of June 2012.
(5)	Comprised of (i) a dividend of $5.00 per share of Series A Redeemable to all stockholders of record on August 31, 2012 that purchased Units in connection with our Unit closings prior to July 17, 2012, (ii) a dividend of $7.50 per share of Series A Redeemable Preferred Stock, comprised of $5.00 per share for the month of August 2012 and $2.50 per share prorated from the initial issuance of such shares of Series A Redeemable Preferred Stock on July 17, 2012 through the end of July 2012 and (iii) a dividend of $5.17 per share of Series A Redeemable Preferred Stock, comprised of $5.00 per share for the month of August 2012 and $0.17 per share prorated from the initial issuance of such shares of Series A Redeemable Preferred Stock on July 31, 2012 through the end of July 2012.
(6)	This dividend was authorized by the board of directors and declared by the company, but has yet to be paid to the holders of the Series A Redeemable Preferred Stock.
(7)	This dividend was authorized by the board of directors and declared by the company, but has yet to be paid to the holders of our common stock.
(8)	For the quarter ended June 30, 2012, we also paid dividends with respect to our Series A Redeemable Preferred Stock in an aggregate amount of $79,685, which together with the dividends paid with respect to our common stock during this period totaled $757,162.”

The following disclosure replaces in its entirety the following: (i) the second paragraph under the section entitled “Prospectus Summary — Distribution Policy” on page 18 of the Prospectus; and (ii) the first two paragraphs under the heading “Description of Securities — Distribution Policy and Distributions” on page 158 of the Prospectus.

“Holders of Series A Redeemable Preferred Stock are entitled to receive, when, and as authorized by our board of directors and declared by us out of legally available funds, cumulative cash dividends on each share of Series A Redeemable Preferred Stock at an annual rate of six percent (6%) of the initial stated value of $1,000 per share, or the Stated Value. Dividends on each share of Series A Redeemable Preferred Stock will begin accruing on, and will be cumulative from, the date of issuance. We paid the initial dividend on our Series A Redeemable Preferred Stock in the month following the first full month after we received and accepted aggregate subscriptions in excess of the minimum offering pursuant to this offering, and thereafter have consistently paid monthly dividends on the Series A Redeemable Preferred Stock. We expect to continue to pay dividends on the Series A Redeemable Preferred Stock monthly, unless our results of operations, our general financing conditions, general economic conditions, applicable provisions of Maryland law or other factors make it imprudent to do so. We also expect to continue to authorize and declare dividends on the shares of Series A Redeemable Preferred Stock on a monthly basis payable on the 20th day of the month following the month for which the dividend was declared (or the next business day if the 20th day is not a business day). The timing and amount of such dividends will be determined by our board of directors, in its sole discretion, and may vary from time to time.”

The following section replaces in its entirety the following: (i) the disclosure under the heading “Prospectus Summary — Ratio of Earnings to Fixed Charges” on page 19 of the Prospectus; and (ii) the disclosure under the heading “Ratio of Earnings to Fixed Charges” on page 68 of the Prospectus.

“Our consolidated ratio of earnings to fixed charges and preferred stock dividends for the six months ended June 30, 2012 and the year ended December 31, 2011 are set forth below. We did not have any shares of preferred stock outstanding at December 31, 2011. Since we commenced revenue-generating operations in April 2011, the ratio of earnings to fixed charges is not a meaningful measure for any period prior to 2011.

	Six months ended June 30, 2012	Twelve months ended December 31, 2011
Earnings:
Net loss	$(790,911)	$(8,495,424)
Add:
Combined fixed charges and preferred dividends (see below)	1,153,342	1,514,581
Total earnings	$362,431	$(6,980,843)
Fixed charges:
Interest expensed	$1,030,670	$1,450,101
Amortization of deferred loan costs related to mortgage indebtedness	42,986	64,480
Total fixed charges	1,073,657	1,514,581
Preferred dividends	79,685	—
Total Combined fixed charges and preferred dividends	$1,153,342	$1,514,581
Ratio of Earnings to Combined fixed charges and preferred dividends	(1)	(1)

(1)	Due to the net losses incurred, the ratio of earnings to combined fixed charges and preferred dividends was less than 1:1. We would have needed to generate additional earnings of approximately $791,000 for the six months ended June 30, 2012 and approximately $8.5 million for the twelve months ended December 31, 2011 to achieve coverage of 1:1 for these respective periods.

Our ratio of earnings to combined fixed charges is computed by dividing earnings by the total of fixed charges and preferred stock dividends. For these purposes, “earnings” consist of net loss plus fixed charges, less the value of unamortized deferred loan costs. Net loss is computed in accordance with GAAP and includes such non-cash items as real estate depreciation, amortization of the value of customer relationships, leases in place and above (below) market rents and amortization of deferred loan costs. Net loss also includes one-time transactional costs relating to our IPO and organizational costs. “Fixed charges” consist of interest expense on mortgage debt secured by our three multifamily communities, capitalization and amortization of deferred loan costs, and preferred dividend requirements. Interest income is not included in this computation.”

The following disclosure replaces in its entirety the fourth full paragraph in the chart under the section entitled “Prospectus Summary — The Offering” on page 20 of the Prospectus.

“Dividends.  Holders of Series A Redeemable Preferred Stock are entitled to receive, when, and as authorized by our board of directors and declared by us out of legally available funds, cumulative cash dividends on each share of Series A Redeemable Preferred Stock at an annual rate of six percent (6%) of the

Stated Value. Dividends on each share of Series A Redeemable Preferred Stock will begin accruing on, and will be cumulative from, the date of issuance. We paid the initial dividend on our Series A Redeemable Preferred Stock in the month following the first full month after we received and accepted aggregate subscriptions in excess of the minimum offering pursuant to this offering, and thereafter have consistently paid monthly dividends on the Series A Redeemable Preferred Stock. We expect to continue to pay dividends on the Series A Redeemable Preferred Stock monthly, unless our results of operations, our general financing conditions, general economic conditions, applicable provisions of Maryland law or other factors make it imprudent to do so. We also expect to continue to authorize and declare dividends on the shares of Series A Redeemable Preferred Stock on a monthly basis payable on the 20th day of the month following the month for which the dividend was declared (or the next business day if the 20th day is not a business day). The timing and amount of such dividends will be determined by our board of directors, in its sole discretion, and may vary from time to time.”

The following language replaces in its entirety the following: (i) the second, third and fourth sentences of the disclosure in the chart under the section entitled “Prospectus Summary — The Offering —  Estimated Use of Proceeds” on page 22 of the Prospectus; and (ii) the second full paragraph on page 67 of the Prospectus.

“We intend to invest the net proceeds of this offering in connection with the acquisition of multifamily properties, other real estate-related investments and for general working capital purposes. If all the net proceeds of this offering are used to directly acquire multifamily properties and other real estate-related investments, we estimate that these investments would have an aggregate gross value (inclusive of mortgage indebtedness) of approximately $357.9 million assuming the maximum offering. We intend to acquire such investments through the incurrence of indebtedness (secured and unsecured) of approximately 65% of the value of our tangible assets on a portfolio basis, with the balance of the acquisition cost thereof funded through the use of the net proceeds of this offering.”

The following language replaces in its entirety the third sentence of the footnote below the chart in the section entitled “Prospectus Summary — The Offering” ending on page 22 of the Prospectus.

“This number excludes (a) shares of common stock that may be issued upon redemption of the Series A Redeemable Preferred Stock offered hereby and (b) the maximum of 3,000,000 shares of common stock issuable upon the exercise of the Warrants offered hereby.”

The following disclosure replaces in its entirety the first sentence of the first paragraph under the section entitled “Prospectus Summary — Capital Structure” on page 23 of the Prospectus.

“The Series A Redeemable Preferred Stock ranks senior to our common stock and to the Class A Units and Class B Units issued by our operating partnership and on parity with the Series A Redeemable Preferred Limited Partnership Units issued by our operating partnership with respect to both payment of dividends and distribution of amounts upon liquidation.”

Risk Factors

The following disclosure replaces in its entirety the first paragraph on page 24 of the Prospectus under the heading “Risk Factors.”

“The purchase of our securities involves a number of risks. You should carefully consider the following risk factors and the risk factors described in our latest Annual Report on Form 10-K and our subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference into this prospectus, in conjunction with the other information contained in, and incorporated by reference into, this prospectus before making an investment in our securities. The risks discussed in, and incorporated by reference into, this prospectus could adversely affect our business, operating results, prospects and financial condition. See “Where You Can Find Additional Information” and “Incorporation of Certain Documents by Reference.” This could cause the value of our securities to decline and/or you to lose part or all of your investment. The risks and uncertainties described below and incorporated by reference herein are not the only ones we face, but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not presently known to us or that, as of the date of this prospectus, we deem immaterial also may harm our business.”

The following disclosure replaces in its entirety the risk factor on page 24 of the Prospectus under the heading “We will be required to terminate this offering if our common stock is no longer listed on the AMEX or another national securities exchange.”

“We will be required to terminate this offering if our common stock is no longer listed on the NYSE MKT or another national securities exchange.

The Series A Redeemable Preferred Stock is a “covered security” and therefore is not subject to registration under the state securities, or “Blue Sky,” regulations in the various states in which it may be sold due to its seniority to our common stock, which is listed on the NYSE MKT. If our common stock is no longer listed on the NYSE MKT or another appropriate exchange, we will be required to register this offering in any state in which we subsequently offer the Units. This would require the termination of this offering and could result in our raising an amount of gross proceeds that is substantially less than the amount of the gross proceeds we expect to raise if the maximum offering is sold. This would reduce our ability to purchase additional properties and limit the diversification of our portfolio.

Although the Warrants are not “covered securities,” most states include an exemption from securities registration for warrants that are exercisable into a listed security. Therefore, the Warrants are subject to state securities registration in any state that does not provide such an exemption and this offering must be registered in order to sell the Warrants in these states.”

The following disclosure replaces in its entirety the risk factor on page 25 of the Prospectus under the heading “The Series A Redeemable Preferred Stock is a senior security and ranks prior to our common stock with respect to dividends and payments upon liquidation.”

“Shares of Series A Redeemable Preferred Stock may be redeemed for shares of common stock, which rank junior to the Series A Redeemable Preferred Stock with respect to dividends and upon liquidation.

Beginning two years from the date of original issuance, the holder of shares of Series A Redeemable Preferred Stock may require us to redeem such shares, with the redemption price payable, in our sole discretion, in cash or in equal value of common stock, based on the volume weighted average price of our common stock for the 20 trading days prior to the redemption. We may opt to pay the redemption price in shares of our common stock. The rights of the holders of shares of Series A Redeemable Preferred Stock rank senior to the rights of the holders of shares of our common stock as to dividends and payments upon liquidation. Unless full cumulative dividends on our shares of Series A Redeemable Preferred Stock for all past dividend periods have been declared and paid (or set apart for payment), we will not declare or pay dividends with respect to any shares of our common stock for any period. Upon liquidation, dissolution or winding up of our company, the holders of shares of our Series A Redeemable Preferred Stock are entitled to receive a liquidation preference of Stated Value, $1,000 per share, plus all accrued but unpaid dividends at the rate of 6% per annum, prior and in preference to any distribution to the holders of shares of our common stock or any other class of our equity securities.”

The following disclosure replaces in its entirety the risk factor on page 25 of the Prospectus under the heading “Our limited operating history makes it difficult for you to evaluate our likely performance and this investment.”

“Our limited operating history makes it difficult for you to evaluate our likely performance and this investment.

We were incorporated on September 18, 2009, and our manager was organized on May 18, 2010. Thus, we and our manager are both recently formed entities with limited operating histories and we both may be unable to successfully operate our businesses or achieve our investment objectives. The past performance of other real estate investment programs sponsored by our sponsor, John A. Williams, or his affiliates may not be indicative of the performance we may achieve. We have limited income, cash flow, funds from operations and cash available for distribution from which we can make distributions to you. We may not be able to conduct our business as planned and/or successfully carry out our business as planned.

You should consider our prospects in light of the risks, uncertainties and difficulties frequently encountered by companies like ours that do not have a substantial operating history, many of which may be beyond our control. Therefore to be successful in this market, we must among other things:

•	identify and acquire investments that further our investment strategy;
•	attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations;
•	respond to competition both for investment opportunities and potential investors in our company; and
•	build and expand our operations structure to support our business.

We cannot guarantee that we will succeed in achieving these goals, and our failure to do so could limit our ability to make or sustain distributions to you and cause you to lose all or a portion of your investment.”

The following disclosure replaces in its entirety the risk factor on page 27 of the Prospectus under the heading “The cash distributions you receive may be less frequent or lower in amount than you expect.”

“The cash distributions you receive may be less frequent or lower in amount than you expect.

Our board of directors will determine the amount and timing of distributions on our Series A Redeemable Preferred Stock. In making this determination, our directors will consider all relevant factors, the amount of cash available for distribution, capital expenditure and reserve requirements and general operational requirements. We cannot assure you that we will consistently be able to generate sufficient available cash flow to fund distributions on our Series A Redeemable Preferred Stock nor can we assure you that sufficient cash will be available to make distributions to you. With limited prior operations, we cannot predict the amount of distributions you may receive and we may be unable to pay, maintain or increase distributions over time. Our inability to acquire properties or real estate-related investments or operate profitably may have a negative effect on our ability to generate sufficient cash flow from operations to pay distributions on our Series A Redeemable Preferred Stock.”

The following risk factor is added on page 27 of the Prospectus immediately preceding the risk factor under the heading “Upon the sale of any individual property, holders of Series A Redeemable Preferred Stock do not have a priority over holders of our common stock regarding return of capital.

“We may incur additional indebtedness, which may harm our financial position and cash flow and potentially impact our ability to pay dividends on the Series A Redeemable Preferred Stock and our common stock.

Our governing documents do not have limitations on the amount of leverage we may use. As of June 30, 2012, we and our subsidiaries had outstanding approximately $55.6 million of secured indebtedness and no unsecured indebtedness. We may incur additional indebtedness and become more highly leveraged, which could harm our financial position and potentially limit our cash available to pay dividends. As a result, we may not have sufficient funds remaining to satisfy our dividend obligations relating to the Series A Redeemable Preferred Stock and our common stock if we incur additional indebtedness.”

The following disclosure replaces in its entirety the risk factor on page 28 of the Prospectus under the heading “Distributions paid from sources other than our cash flow from operations, particularly from proceeds of this offering, will result in us having fewer funds available for the acquisition of properties and other real-estate related investments, which may adversely affect our ability to fund future distributions with cash flow from operations and may adversely affect your overall return.”

“Distributions paid from sources other than our cash flow from operations, particularly from proceeds of this offering, will result in us having fewer funds available for the acquisition of properties and other real estate-related investments and may dilute your interests in us, which may adversely affect our ability to fund future distributions with cash flow from operations and may adversely affect your overall return.

Holders of Series A Redeemable Preferred Stock are entitled to receive, when, and as authorized by our board of directors and declared by us out of legally available funds, cumulative cash dividends on each share of Series A Redeemable Preferred Stock at an annual rate of six percent (6%) of the Stated Value. Dividends on each share of Series A Redeemable Preferred Stock will begin accruing on, and will be cumulative from, the date of issuance. We paid the initial dividend on our Series A Redeemable Preferred Stock in the month following the first full month after we received and accepted aggregate subscriptions in excess of the minimum offering pursuant to this offering, and thereafter have consistently paid monthly dividends on the Series A Redeemable Preferred Stock. We expect to continue to pay dividends on the Series A Redeemable Preferred Stock monthly, unless our results of operations, our general financing conditions, general economic conditions, applicable provisions of Maryland law or other factors make it imprudent to do so. We also expect to continue to authorize and declare dividends on the shares of Series A Redeemable Preferred Stock on a monthly basis payable on the 20th day of the month following the month for which the dividend was declared (or the next business day if the 20th day is not a business day). The timing and amount of such dividends will be determined by our board of directors, in its sole discretion, and may vary from time to time.

For the 12-month period ended December 31, 2011, our cash flow from operations of approximately $528,000 was a shortfall of approximately $1.4 million, or 72.8%, to our dividends paid of $1,940,078 paid during such period. The shortfall of cash flow from operations to dividends declared and paid was substantially due to the incurrence of approximately $1.7 million in acquisition costs related to the three multifamily communities that we acquired.

As mentioned above, we have paid distributions from sources other than from our cash flow from operations. Until we acquire additional properties or other real estate-related investments, we may not generate sufficient cash flow from operations to pay distributions. Our inability to acquire additional properties or other real estate-related investments may result in a lower return on your investment than you expect. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, the sale of additional securities, advances from our manager, our manager’s deferral, suspension and/or waiver of its fees and expense reimbursements, to fund distributions, we may use the proceeds from this offering. Moreover, our board of directors may change our distribution policy, in its sole discretion, at any time. Distributions to holders of Series A Redeemable Preferred Stock that purchase shares in this offering made from proceeds of this offering are a return of capital to such stockholders, from which we will have already paid offering expenses in connection with this offering. We have not established any limit on the amount of proceeds from this offering that may be used to fund distributions, except that, in accordance with our organizational documents and Maryland law, we may not make distributions that would: (1) cause us to be unable to pay our debts as they become due in the usual course of business; (2) cause our total assets to be less than the sum of our total liabilities plus senior liquidation preferences, if any; or (3) jeopardize our ability to qualify as a REIT.

If we fund distributions from the proceeds of this offering, we will have less funds available for acquiring properties or real estate-related investments. As a result, the return you realize on your investment may be reduced. Funding distributions from borrowings could restrict the amount we can borrow for investments, which may affect our profitability. Funding distributions with the sale of assets or the proceeds of this offering may affect our ability to generate cash flows. Funding distributions from the sale of additional securities could dilute your interest in us if we sell shares of our common stock or securities convertible or exercisable into shares of our common stock to third party investors. Payment of distributions from the mentioned sources could restrict our ability to generate sufficient cash flow from operations, affect our profitability and/or affect the distributions payable to you upon a liquidity event, any or all of which may have an adverse effect on your investment.”

The following disclosure replaces in its entirety the risk factor on page 29 of the Prospectus under the heading “Your percentage of ownership may become diluted if we issue new shares of stock or other securities, and issuances of additional preferred stock or other securities by us may further subordinate the rights of the holders of our common stock.”

“Your percentage of ownership may become diluted if we issue new shares of stock or other securities, and issuances of additional preferred stock or other securities by us may further subordinate the rights of the holders of our common stock (which you may become upon receipt of redemption payments in shares of common stock, conversion of any of your shares of Series A Redeemable Preferred Stock or exercise of any of your Warrants).

We may make redemption payments under the terms of the Series A Redeemable Preferred Stock in shares of our common stock. Although the dollar amounts of such payments are unknown, the number of shares to be issued in connection with such payments may fluctuate based on the price of our common stock. Any sales or perceived sales in the public market of shares of our common stock issuable upon such redemption payments could adversely affect prevailing market prices of shares of our common stock. The issuance of common stock upon such redemption payments also may have the effect of reducing our net income per share (or increasing our net loss per share). In addition, the existence of Series A Redeemable Preferred Stock may encourage short selling by market participants because the existence of redemption payments could depress the market price of shares of our common stock.

Our board of directors is authorized, without stockholder approval, to cause us to issue additional shares of our common stock or to raise capital through the issuance of additional preferred stock (including equity or debt securities convertible into preferred stock), options, warrants and other rights, on such terms and for such consideration as our board of directors in its sole discretion may determine. Any such issuance could result in dilution of the equity of our stockholders. Our board of directors may, in its sole discretion, authorize us to issue common stock or other equity or debt securities (a) to persons from whom we purchase apartment communities, as part or all of the purchase price of the community, or (b) to our manager in lieu of cash payments required under the management agreement or other contract or obligation. Our board of directors, in its sole discretion, may determine the value of any common stock or other equity or debt securities issued in consideration of apartment communities or services provided, or to be provided, to us.

Our charter also authorizes our board of directors, without stockholder approval, to designate and issue one or more classes or series of preferred stock in addition to the Series A Redeemable Preferred Stock offered in this offering (including equity or debt securities convertible into preferred stock) and to set or change the voting, conversion or other rights, preferences, restrictions, limitations as to dividends or other distributions and qualifications or terms or conditions of redemption of each class or series of shares so issued. If any additional preferred stock is publicly offered, the terms and conditions of such preferred stock (including any equity or debt securities convertible into preferred stock) will be set forth in a registration statement registering the issuance of such preferred stock or equity or debt securities convertible into preferred stock. Because our board of directors has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers, and rights senior to the rights of holders of common stock or the Series A Redeemable Preferred Stock. If we ever create and issue additional preferred stock or equity or debt securities convertible into preferred stock with a distribution preference over common stock or the Series A Redeemable Preferred Stock, payment of any distribution preferences of such new outstanding preferred stock would reduce the amount of funds available for the payment of distributions on our common stock and our Series A Redeemable Preferred Stock. Further, holders of preferred stock are normally entitled to receive a preference payment if we liquidate, dissolve, or wind up before any payment is made to the common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence. In addition, under certain circumstances, the issuance of additional preferred stock may delay, prevent, render more difficult or tend to discourage a merger, tender offer, or proxy contest, the assumption of control by a holder of a large block of our securities, or the removal of incumbent management.

Stockholders have no rights to buy additional shares of stock or other securities if we issue new shares of stock or other securities. We may issue common stock, convertible debt or preferred stock pursuant to a subsequent public offering or a private placement, or to sellers of properties we directly or indirectly acquire instead of, or in addition to, cash consideration. Investors purchasing Units in this offering who do not participate in any future stock issuances will experience dilution in the percentage of the issued and outstanding stock they own. In addition, depending on the terms and pricing of any additional offerings and the value of our investments, you also may experience dilution in the book value and fair market value of, and the amount of distributions paid on, your shares of Series A Redeemable Preferred Stock and common stock, if any.”

The risk factor on page 31 immediately below the heading “Risk Factors — Risks Related to Our Organization, Structure and Management” is deleted in its entirety.

The following sentence is added immediately following the third sentence of the first paragraph of the risk factor on page 34 of the Prospectus under the heading “Stockholders have limited control over changes in our policies and operations.”

“Our common stock is the only class of our securities that carries voting rights.”

The following risk factor is added on page 35 of the Prospectus immediately preceding the risk factor under the heading “Our ability to redeem shares of Series A Redeemable Preferred Stock may be limited by Maryland Law.”

“The Series A Redeemable Preferred Stock will be subordinate in right of payment to any corporate level debt that we incur in the future, and your interests could be diluted by the issuance of additional preferred stock, including additional Series A Redeemable Preferred Stock, and by other transactions.

The Series A Redeemable Preferred Stock will be subordinate in right of payment to any corporate level debt that we incur in the future. Future debt we incur may include restrictions on our ability to pay dividends on our preferred stock, including the Series A Redeemable Preferred Stock. The issuance of additional preferred stock on a parity with or senior to the Series A Redeemable Preferred Stock would dilute the interests of the holders of the Series A Redeemable Preferred Stock, and any issuance of preferred stock senior to the Series A Redeemable Preferred Stock or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on the Series A Redeemable Preferred Stock. The terms of the Series A Redeemable Preferred Stock do not restrict our ability to authorize or issue shares of a class or series of preferred stock with rights to distributions or upon liquidation that are on parity with or senior to the Series A Redeemable Preferred Stock or to incur additional indebtedness. The Series A Redeemable Preferred Stock does not contain any provision affording the holders of the Series A Redeemable Preferred Stock protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all of our assets or business, that might adversely affect the holders of the Series A Redeemable Preferred Stock.”

The following risk factor replaces in its entirety the risk factor on page 55 of the Prospectus under the heading “If we fail to qualify as a REIT, we will be subjected to tax on our income and the amount of distributions we make to our stockholders will be less.”

“If we fail to continue to qualify as a REIT, we will be subjected to tax on our income and the amount of distributions we make to our stockholders will be less.

We have elected to be taxed as a REIT commencing with our tax year ended December 31, 2011 and intend to operate in a manner that would allow us to continue to qualify as a REIT. However, we may terminate our REIT qualification if our board of directors determines that not qualifying as a REIT is in our best interest, or inadvertently. Our qualification as a REIT depends upon our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. We currently intend to structure our activities in a manner designed to satisfy all requirements for qualification as a REIT. However, the REIT qualification requirements are extremely complex and interpretation of the U.S. federal income tax laws governing qualification as a REIT is limited. Furthermore, any opinion of our counsel, including tax counsel, as to our eligibility to qualify or remain qualified as a REIT is not binding on the IRS and is not a guarantee that we will qualify, or continue to qualify, as a REIT. Accordingly, we cannot be certain that we will be successful in operating so we can qualify or remain qualified as a REIT. Our ability to satisfy the asset tests depends on our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income or quarterly asset requirements also depends on our ability to successfully manage the composition of our income and assets on an ongoing basis. Accordingly, if certain of our operations were to be recharacterized by the IRS such recharacterization would jeopardize our ability to satisfy all requirements for qualification as a REIT. Furthermore, future legislative, judicial or administrative changes to the U.S. federal income tax laws could be applied retroactively, which could result in our disqualification as a REIT.

If we fail to continue to qualify as a REIT for any taxable year and we do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT qualification. Losing our REIT qualification would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

Although we intend to operate in a manner intended to continue to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause our board of directors to determine to delay or revoke our REIT election. Even if we continue to qualify as a REIT, we expect to incur some taxes, such as state and local taxes, taxes imposed on certain subsidiaries and potential U.S. federal excise taxes.

We have obtained a favorable ruling from the IRS stating that the inclusion of certain assets on our GAAP balance sheet for the calendar quarter ended March 31, 2011 will not cause us to fail the gross asset tests, as described under the section of the prospectus entitled “Material U.S. Federal Income Tax Considerations — REIT Qualification Tests — Asset Tests,” for such quarter.”

The following disclosure replaces in its entirety the risk factor on page 59 of the Prospectus under the heading “We may choose to make distributions in our own stock, in which case you may be required to pay income taxes in excess of the cash dividends you receive.”

“We may choose to make distributions in our own stock, in which case you may be required to pay U.S. federal income taxes in excess of the cash dividends you receive.

In connection with our qualification as a REIT, we are required to distribute annually to our stockholders at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain. In order to satisfy this requirement, we may make distributions that are payable in cash and/or shares of our common stock (which could account for up to 80% of the aggregate amount of such distributions) at the election of each stockholder. Taxable stockholders receiving such distributions will be required to include the full amount of such distributions as ordinary dividend income to the extent of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, U.S. stockholders may be required to pay U.S. federal income taxes with respect to such distributions in excess of the cash portion of the distribution received. Accordingly, U.S. stockholders receiving a distribution of our shares may be required to sell shares received in such distribution or may be required to sell other stock or assets owned by them, at a time that may be disadvantageous, in order to satisfy any tax imposed on such distribution. If a U.S. stockholder sells the stock that it receives as part of the distribution in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the distribution, depending on the market price of our stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such distribution, including in respect of all or a portion of such distribution that is payable in stock, by withholding or disposing of part of the shares included in such distribution and using the proceeds of such disposition to satisfy the withholding tax imposed. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividend income, such sale may put downward pressure on the market price of our common stock.

Various tax aspects of such a taxable cash/stock distribution are uncertain and have not yet been addressed by the IRS. No assurance can be given that the IRS will not impose requirements in the future with respect to taxable cash/stock distributions, including on a retroactive basis, or assert that the requirements for such taxable cash/stock distributions have not been met.”

Forward-Looking Statements

The following disclosure replaces in its entirety the first bullet point on page 64 of the Prospectus.

•	“use of proceeds of this (or any) offering;”

The following disclosure replaces in its entirety the twenty-first bullet point on page 64 of the Prospectus.

•	“our ability to maintain our qualification as a REIT;”

The following language replaces in its entirety the fourth sentence of the last paragraph on page 65 of the Prospectus.

“Some of these factors are described in this prospectus under the sections entitled “Prospectus Summary,” “Risk Factors” and “Business,” as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as included in our latest Annual Report on Form 10-K and our subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference into this prospectus.”

Estimated Use of Proceeds

The following disclosure replaces in its entirety the first full paragraph on page 64 of the Prospectus.

“The table below sets forth our estimated use of proceeds from this offering, assuming we sell the maximum of 150,000 Units in this offering at the public offering price of $1,000 per Unit for maximum gross offering proceeds of $150 million.”

The columns entitled “Minimum Offering — Amount” and “Minimum Offering — Percent” in the table on page 65 of the Prospectus under the heading “Estimated Application of Proceeds of the Offering” are deleted in their entirety.

The following disclosure replaces in its entirety the last sentence of the footnote (1) on page 66 of the Prospectus.

“Our dealer manager will repay to the company any excess payments made to our dealer manager over FINRA’s 10% cap if this offering is abruptly terminated before reaching the maximum amount of offering proceeds.”

The following disclosure replaces in its entirety the first two sentences of the footnote (3) on page 67 of the Prospectus.

“Although the net proceeds are expected to be used in connection with the acquisition of multifamily properties and other real estate-related investments and the payment of fees and expenses related thereto, the proceeds are available for our other capital needs, whether related to the repayment of debt or otherwise. For purposes of this table, however, we have assumed that we will use all the net proceeds for acquisitions of real property and other real estate-related investments and the payment of related fees and expenses.”

The second sentence of footnote (4) on page 67 of the Prospectus is deleted in its entirety.

Distribution Policy

The following disclosure replaces in its entirety the section under the heading “Distribution Policy” beginning on page 69 of the Prospectus.

“Holders of Series A Redeemable Preferred Stock are entitled to receive, when, and as authorized by our board of directors and declared by us out of legally available funds, cumulative cash dividends on each share of Series A Redeemable Preferred Stock at an annual rate of six percent (6%) of the Stated Value. Dividends on each share of Series A Redeemable Preferred Stock will begin accruing on, and will be cumulative from, the date of issuance. We paid the initial dividend on our Series A Redeemable Preferred Stock in the month following the first full month after we received and accepted aggregate subscriptions in excess of the minimum offering pursuant to this offering, and thereafter have consistently paid monthly dividends on the Series A Redeemable Preferred Stock. We expect to continue to pay dividends on the Series A Redeemable Preferred Stock monthly, unless our results of operations, our general financing conditions, general economic conditions, applicable provisions of Maryland law or other factors make it imprudent to do so. We also expect to continue to authorize and declare dividends on the shares of Series A Redeemable Preferred Stock on a monthly basis payable on the 20th day of the month following the month for which the dividend was declared (or the next business day if the 20th day is not a business day). The timing and amount of such dividends will be determined by our board of directors, in its sole discretion, and may vary from time to time.

Holders of our common stock are entitled to receive, when, and as authorized by our board of directors and declared by us out of legally available funds, cash dividends on each share of our common stock.

We intend to make regular quarterly distributions to holders of our common stock. U.S. federal income tax law generally requires that a REIT distribute annually to its stockholders at least 90% of its REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income. We generally intend to pay, over time, dividends in an amount equal to 100% of our net taxable income.

The following tables set forth all dividends that have been authorized by our board of directors and paid by us to date.

Common Stock

Quarter Ended	Amount Paid Per Share	Total Amount Paid	Date Paid	Cash Flow from Operations
06/30/2011	$0.125	$646,487	07/15/2011	$(697,122)
09/30/2011	$0.125	$646,675	10/17/2011	$553,596
12/31/2011	$0.125	$646,916	01/17/2012	$794,172
03/31/2012	$0.13	$673,181	04/16/2012	$927,394
06/30/2012	$0.13	$677,477	07/16/2012	$869,992	(8)
09/30/2012	$0.14	(7)	(7)

Series A Redeemable Preferred Stock

Month Ended	Amount Paid Per Share		Total Amount Paid		Date Paid
04/30/2012	$5.33	(1)	$11,486		05/21/2012
05/31/2012	$5.00/5.17	(2)	$25,406		06/20/2012
06/30/2012	$5.00/5.17	(3)	$42,793		07/20/2012
07/31/2012	$5.00/5.50	(4)(6)	$50,879	(6)	08/20/2012	(6)
08/31/2012	$5.00/7.50/5.17	(5)(6)	(6)		(6)

(1)	Comprised of $5.00 per share for the month of April 2012 and $0.33 per share prorated from the initial issuance of shares of Series A Redeemable Preferred Stock on March 30, 2012 purchased in this offering through the end of March 2012.
(2)	Comprised of (i) a dividend of $5.00 per share of Series A Redeemable Preferred Stock to all stockholders of record on May 31, 2012 that purchased Units in connection with our initial Unit closing on March 31, 2012 and (ii) a dividend of $5.17 per share of Series A Redeemable Preferred Stock, comprised of $5.00 per share for the month of May 2012 and $0.17 per share prorated from the initial issuance of such shares of Series A Redeemable Preferred Stock on April 30, 2012 through the end of April 2012.
(3)	Comprised of (i) a dividend of $5.00 per share of Series A Redeemable Preferred Stock to all stockholders of record on June 29, 2012 that purchased Units in connection with our Unit closings prior to May 30, 2012 and (ii) a dividend of $5.17 per share of Series A Redeemable Preferred Stock, comprised of $5.00 per share for the month of June 2012 and $0.17 per share prorated from the initial issuance of such shares of Series A Redeemable Preferred Stock on May 31, 2012 through the end of May 2012.
(4)	Comprised of (i) a dividend of $5.00 per share of Series A Redeemable Preferred Stock to all stockholders of record on July 31, 2012 that purchased Units in connection with our Unit closings prior to June 28, 2012 and (ii) a dividend of $5.50 per share of Series A Redeemable Preferred Stock, comprised of $5.00 per share for the month of July 2012 and $0.50 per share prorated from the initial issuance of such shares of Series A Redeemable Preferred Stock on June 28, 2012 through the end of June 2012.
(5)	Comprised of (i) a dividend of $5.00 per share of Series A Redeemable to all stockholders of record on August 31, 2012 that purchased Units in connection with our Unit closings prior to July 17, 2012, (ii) a dividend of $7.50 per share of Series A Redeemable Preferred Stock, comprised of $5.00 per share for the month of August 2012 and $2.50 per share prorated from the initial issuance of such shares of Series A Redeemable Preferred Stock on July 17, 2012 through the end of July 2012 and (iii) a dividend of $5.17 per share of Series A Redeemable Preferred Stock, comprised of $5.00 per share for the month of August 2012 and $0.17 per share prorated from the initial issuance of such shares of Series A Redeemable Preferred Stock on July 31, 2012 through the end of July 2012.
(6)	This dividend was authorized by the board of directors and declared by the company, but has yet to be paid to the holders of the Series A Redeemable Preferred Stock.
(7)	This dividend was authorized by the board of directors and declared by the company, but has yet to be paid to the holders of our common stock.
(8)	For the quarter ended June 30, 2012, we also paid dividends with respect to our Series A Redeemable Preferred Stock in an aggregate amount of $79,685, which together with the dividends paid with respect to our common stock during this period totaled $757,162.

For the 12-month period ended December 31, 2011, our cash flow from operations of approximately $528,000 was a shortfall of approximately $1.4 million, or 72.8%, to our dividends paid of $1,940,078 during such period. The shortfall of cash flow from operations to dividends declared and paid was substantially due to the incurrence of approximately $1.7 million in acquisition costs related to the three multifamily communities that we acquired in the second quarter of 2011. Subject to significant acquisition expenses, we currently anticipate that cash flow from operations will be sufficient to fund the dividend payments to our stockholders for the remainder of 2012. Although not currently anticipated, if our board of directors determines to authorize distributions in excess of the income or cash flow generated from our target assets, we may make such distributions from the proceeds of this or future offerings of equity or debt securities or other forms of debt financing or the sale of our assets. See “Risk Factors — Distributions paid from sources other than our cash flow from operations, particularly from proceeds of this offering, will result in us having fewer funds available for the acquisition of properties and other real estate-related investments and may dilute your interests in us, which may adversely affect our ability to fund future distributions with cash flow from operations and may adversely affect your overall return” and “Risk Factors — We may incur additional indebtedness, which may harm our financial position and cash flow and potentially impact our ability to pay dividends on the Series A Redeemable Preferred Stock and our common stock.”

To the extent that, in respect of any calendar year, cash available for distribution is less than our REIT taxable income, we could be required to sell assets or borrow funds to make cash distributions or make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities. We generally will not be required to make distributions with respect to activities conducted through any TRS that we form following the completion of this offering. For more information, see the section entitled “Material U.S. Federal Income Tax Considerations — General” included elsewhere in this prospectus.

To satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income and excise tax, we intend to make regular distributions of all or substantially all the remainder of our REIT taxable income to our stockholders out of assets legally available therefor. The amount of cash available for distribution will be decreased by any fees or expenses payable by us to our manager under the management agreement. Any distributions we make to our stockholders will be at the discretion of our board of directors and will depend upon our earnings, financial condition, liquidity, debt covenants, funding or margin requirements under credit facilities, repurchase agreements or other secured and unsecured borrowing agreements, maintenance of our REIT qualification, applicable provisions of the MGCL, and such other factors as our board of directors deems relevant. Our earnings, financial condition and liquidity will be affected by various factors, including the net income from our portfolio, our operating expenses and any other expenditures. See the section entitled “Risk Factors” included elsewhere in this prospectus.

We anticipate that our distributions generally will be taxable as ordinary income to our stockholders, although a portion of the distributions may be designated by us as qualified dividend income or capital gain or may constitute a return of capital. In addition, a portion of such distributions may be taxable stock dividends payable in our shares. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital, qualified dividend income or capital gain. For more information, see the section entitled “Material U.S. Federal Income Tax Considerations — Taxation of U.S. Holders” included elsewhere in this prospectus.”

Market Price Range of Our Common Stock and Distributions

The following disclosure replaces in its entirety the second and third paragraphs on page 71 of the Prospectus.

“Our common stock began trading on the NYSE MKT on April 1, 2011 with the closing of our IPO. The last reported sales price of our common stock on August 13, 2012 was $8.20.

As of August 3, 2012, our common stock was held by approximately 100 stockholders of record. Because many of the shares of our common stock are held by brokers and other institutions on behalf of stockholders, we were unable to estimate the total number of beneficial owners represented by these stockholders of record.

The following table sets forth, for the periods indicated, the high and low sales price per share of our common stock reported on the NYSE MKT, and the distributions we declared with respect to such shares:

Quarter Ended	High	Low	Distributions
June 30, 2011	$10.39	$8.17	$0.125
September 30, 2011	$9.01	$5.68	$0.125
December 31, 2011	$6.96	$5.61	$0.125
March 31, 2012	$8.97	$5.62	$0.13
June 30, 2012	$8.45	$6.72	$0.13”

Capitalization

The following disclosure replaces in its entirety the section under the heading “Capitalization” on page 72 of the Prospectus.

“The following table sets forth (a) our actual capitalization at June 30, 2012, and (b) our capitalization as adjusted to reflect the effect of the issuance of 150,000 shares of Series A Redeemable Preferred Stock in this offering, assuming the sale of the maximum offering after deducting estimated offering expenses, including selling commissions and the dealer manager fee, payable by us. You should read this table together with the sections entitled “Estimated Use of Proceeds” and “Selected Financial Information” included elsewhere in this prospectus, as well as our consolidated financial statements and notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our most recent Annual Report on Form 10-K and our subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference into this prospectus.

	June 30, 2012
	Actual	Maximum Offering
	(unaudited)
Stockholders’ equity:
Series A Redeemable Preferred Stock, par value $0.01 per share; 150,000 shares authorized and 10,018 or 150,000 issued and outstanding	$100	$1,500
Common Stock, par value $0.01 per share; 400,066,666 shares authorized and 5,178,313 issued and outstanding	51,783	51,474
Additional paid-in capital(1)	51,953,388	175,835,958
Accumulated deficit	(9,972,849)	(9,972,849)
Non-controlling interest	1	1
Total equity	$42,032,423	$165,914,893

(1)	Included in the actual and as adjusted additional paid in capital for the as adjusted maximum offering column is the fair value of the Warrants that are included in the Units sold in this offering, which Warrants are immediately separable from our Series A Redeemable Preferred Stock and which Warrants have an aggregate estimated fair value of $278,977 and $4,177,130, respectively. Each Warrant is potentially exercisable into 20 shares of our common stock, beginning one year after the date of issuance and expires four years after the date of issuance. The weighted average fair value of each Warrant included in each Unit is $27.85 (or $1.39 on a per underlying share of common stock basis) and was calculated utilizing the Black-Scholes-Merton model with valuation assumptions as of June 30, 2012.

Selected Financial Information

The following disclosure replaces in its entirety the section under the heading “Selected Financial Information” on page 73 of the Prospectus.

“SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial and operating data for the company on a historical basis. Financial and operating data as of and for the three months ended June 30, 2012 and 2011 are presented to illustrate our realization of a full quarter of operating financial results from our three acquired communities, as well as the trend in interest income from our real estate loans and notes receivable and the related effects on our financial condition.

The following selected financial and operating data should be read in conjunction with our consolidated financial statements and notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our most recent Annual Report on Form 10-K and our subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference into this prospectus.

	Three months ended		Six months ended		For the Year Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011	December 31, 2011	December 31, 2010
Revenues:
Rental revenues	$2,241,663	$1,691,663	$4,473,385	$1,691,663	$6,199,946	$—
Other property revenues	282,039	185,275	546,220	185,275	700,512	—
Interest income on loans and note receivable	337,279	1,333	476,277	1,333	250,245	—
Total revenues	2,860,981	1,878,271	5,495,882	1,878,271	7,150,703	—
Expenses:
Total expenses	3,095,570	5,858,886	6,207,108	6,292,119	15,646,127	766,199
Net loss attributable to the Company	(234,589)	(3,980,615)	(711,226)	(4,413,848)	(8,495,424)	(766,199)
Dividends to preferred stockholders	(78,967)	—	(79,685)	—	—	—
Net loss attributable to common stockholders	$(313,556)	$(3,980,615)	$(790,911)	$(4,413,848)	$(8,495,424)	$(766,199)
Net loss per share of Common Stock, basic and diluted	$(0.06)	$(0.81)	$(0.15)	$(1.78)	$(2.23)	$(20.90)
Cash dividends declared per share of Common Stock	$0.13	$0.125	$0.26	$0.25	$0.375	$—
Total assets	$100,021,726	$97,245,235	$100,021,726	$97,245,235	$92,465,540	$829,812
Liabilities:
Mortgage notes payable (long term)	55,637,000	55,637,000	55,637,000	55,637,000	55,637,000	—
Accounts payable and accrued expenses	992,586	710,307	992,586	710,307	1,158,530	—
Related party note payable and lines of credit	—	—	—	—	—	1,470,948
Accrued interest payable	169,456	168,056	169,456	168,056	176,084	15,064
Dividends payable	720,269	646,487	720,269	646,487	646,916	—
Security deposits and prepaid rents	311,586	148,180	311,586	148,180	163,663	—
Deferred income	158,406	74,333	158,406	74,333	65,446	—
Total liabilities	57,989,303	57,384,363	57,989,303	57,384,363	57,847,639	1,486,012
Total (deficit) equity	$42,032,423	$39,860,872	$42,032,423	$39,860,872	$34,617,901	$(656,200)”

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following disclosure replaces in its entirety the section under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operation” beginning on page 74 of the Prospectus.

“The section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our most recent Annual Report on Form 10-K and our subsequent Quarterly Reports on Form 10-Q is incorporated by reference into this prospectus.”

Quantitative and Qualitative Disclosures about Market Risk

The following section is added immediately following the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

“QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK”

Our primary market risk exposure is interest rate risk. Our floating-rate debt is tied to the 30-day London Interbank Offered Rate, or LIBOR. $19.5 million of our floating-rate debt has LIBOR effectively capped at 4.48% (all-in rate of 7.25%) and approximately $15.3 million of our floating-rate debt has LIBOR effectively capped at 4.05% (all-in rate of 6.85%), both through caps on the maximum interest rate on our debt under Freddie Mac’s capped adjustable-rate mortgage program. We have limited market risk associated with debt maturity as all of our debt was incurred in April 2011 and does not mature until May 2018. We have no business operations which subject us to trading risk.

We have and will continue to manage interest rate risk as follows:

•	maintain a reasonable ratio of fixed-rate, long-term debt to total debt so that floating-rate exposure is kept at an acceptable level;
•	place interest rate caps on floating-rate debt; and
•	take advantage of favorable market conditions for long-term debt and/or equity.

We use various financial models and advisors to achieve our objectives.

If interest rates under our floating-rate LIBOR-based indebtedness fluctuated by 100 basis points, our interest costs, based on outstanding borrowings at June 30, 2012, would increase by approximately $348,000 on an annualized basis, or decrease by approximately $84,000 on an annualized basis. The difference between the interest expense amounts related to an increase or decrease in our floating-rate interest cost is because LIBOR was 0.245% at June 30, 2012, therefore we have limited the estimate of how much our interest costs may decrease because we use a floor of 0% for LIBOR.”

Prior Performance Summary

The section entitled “Prior Performance Summary” beginning on page 89 of the Prospectus is deleted in its entirety.

Business

The following disclosure replaces in its entirety the section entitled “Business” beginning on page 95 of the Prospectus.

“BUSINESS

Our Company

We are a Maryland corporation formed primarily to acquire multifamily properties in select targeted markets throughout the United States. As part of our property acquisition strategy, we may enter into forward purchase contracts or purchase options for to-be-built multifamily communities and we may make mezzanine loans, provide deposit arrangements, or provide performance assurances, as may be necessary or appropriate, in connection with the construction of these properties. As a secondary strategy, we also may acquire senior mortgage loans, subordinate loans or mezzanine debt secured by interests in multifamily properties, membership or partnership interests in multifamily properties and other multifamily related assets and invest not more than 10% of our total assets in other real estate-related investments, as determined by our manager as appropriate for us. We refer to these asset classes as our target assets.

Our promoters were John A. Williams and Leonard A. Silverstein. Since our formation, John A. Williams has served as the Chief Executive Officer of our company and as the Chairman of our board of directors. Mr. Williams also served as the President of our company from our formation until August, 2012. Leonard A. Silverstein has served as President and Chief Operating Officer of our company since August, 2012. Mr. Silverstein also served as Executive Vice President, General Counsel and Secretary of our company and as the Vice Chairman of our board of directors from formation until August, 2012. We are externally managed and advised by our manager, which is controlled by John A. Williams, our sponsor and a veteran of the multifamily industry with over four decades of experience, including the founding of the multifamily REIT, Post Properties, and Leonard A. Silverstein. Pursuant to the terms of a management agreement between our manager and us, our manager is responsible for administering our day-to-day business operations, identifying and acquiring targeted real estate investments, overseeing the management of the investments, handling the disposition of the real estate investments and providing us with our management team and appropriate support personnel.

We also hope to benefit from Mr. Williams’ current organization and platform that specializes in multifamily real estate investment and management. With operations in over 20 nationwide markets, Mr. Williams’ organization includes WRA, WAM, RAM and PRM. We believe these organizations provide the full range of services necessary to fulfill our investment objectives and we hope to benefit from their depth and breadth of experience in a number of ways, including, but not limited to: (i) our manager’s intent to contract directly with each of these firms to provide a substantial portion of the services our manager is required to provide in connection with running our day-to-day operations under the management agreement with us, and (ii) key employees of these firms serving as our officers and as officers of our manager.

We have registered “A Preferred Apartment Community” as a trademarked logo with the United States Patent and Trademark Office. Our manager has branded, and in the future will continue to brand, all apartment communities owned by the company as “A Preferred Apartment Community” and intends to make it an ultimate tagline for each of our communities that signifies certain brand and management standards. This strategy will allow each individual community to be part of a centralized marketing and advertising campaign, in addition to property level marketing and advertising campaigns. We expect that these campaigns will further enhance each individual property’s presence in the marketplace, and we believe that this will allow our communities to be perceived as premier over other properties within the marketplace. Our manager has entered into a non-exclusive license agreement with the company as licensee with respect to all intellectual property of the manager other than trademarks. The license agreement will terminate automatically upon termination of our management agreement or will terminate upon a material breach of the license agreement that remains uncured for more than 30 days after receipt of notice of such breach. Our manager has entered into a separate non-exclusive license agreement with the company as licensee with respect to the manager’s trademarks on substantially similar terms as the initial intellectual property license agreement.

Upon the acquisition of each of our communities, we plan to implement what we believe to be an innovative and unique marketing and branding strategy by rolling out the PAC Concierge, PAC Rewards and

PAC Partners programs (as described below). We completed what we believe to be a successful roll-out and implementation of our PAC Concierge, PAC Rewards and PAC Partners programs at all of our communities by January 2012. We anticipate implementing these programs at any newly acquired community approximately thirty days following acquisition.

The PAC Concierge program is a complimentary service for our residents designed to offer them the type of personal concierge services that you would expect at a high end resort. The concierge services are provided by a professionally trained team ready to coordinate services such as running errands and making dinner reservations, golf tee times and travel arrangements, as well as many other services. Our concierge service is available to our residents 24/7 by telephone, email or web access through our unique resident web portal.

The PAC Rewards program allows residents to accumulate and redeem rewards points for services and upgrades to their home, such as painting an accent wall, carpet cleaning or installing a ceiling fan or kitchen backsplash. Residents may accumulate Preferred Rewards, for example, when they sign their lease, pay their rent online, enroll in our direct debit/automatic payment program, renew their leases, or when a resident’s referral signs a new lease.

The PAC Partners program establishes reciprocal relationships between a Preferred Apartment Community and neighborhood businesses to provide our residents with benefits such as discounts, perks and other incentives as an enticement to frequent those businesses and to support the local community.

Our Properties

On April 15, 2011, we completed the acquisition of 100% of the membership interests in Stone Rise Apartments, LLC, a Delaware limited liability company (f/k/a Oxford Rise JV LLC), the fee-simple owner of a 216-unit multifamily apartment community located in suburban Philadelphia, Pennsylvania for a total purchase price of $30.15 million, exclusive of acquisition-related and financing-related transaction costs.

On April 21, 2011, we completed the acquisition of 100% of the membership interests in PAC Summit Crossing, LLC, a Georgia limited liability company (f/k/a Oxford Summit Partners LLC), the fee-simple owner of a 345-unit multifamily apartment community located in suburban Atlanta, Georgia for a total purchase price of $33.2 million, exclusive of acquisition-related and financing-related transaction costs.

On April 29, 2011, we, through our indirectly wholly owned subsidiary Trail Creek Apartments, LLC, completed the acquisition of Oxford Trail, a 204-unit multifamily townhome community located in Hampton, Virginia for a total purchase price of $23.5 million, exclusive of acquisition-related and financing-related transaction costs.

Real Estate Loan Investments

Oxford Hampton Mezzanine Loan

On June 30, 2011, we, through our indirectly wholly owned subsidiary, Trail Creek Mezzanine Lending, LLC, made the $6.0 million Oxford Hampton Mezzanine Loan to Oxford Hampton Partners LLC, a Georgia limited liability company, in connection with the borrower’s plans to construct a 96-unit multifamily community in Hampton, Virginia located adjacent to our existing Trail Creek community. The borrower was required to fully draw down the Oxford Hampton Mezzanine Loan on June 30, 2011. WRF has contributed 100% of the cash equity in Oxford Hampton Partners LLC to date.

The Oxford Hampton Mezzanine Loan matures on June 29, 2016, with no option to extend and pays interest at a fixed rate of 8.0% per annum. Interest will be paid monthly with principal and any accrued but unpaid interest (including the exit fee) due at maturity. Under the terms of a purchase option agreement entered into concurrently with and in connection with the closing of the Oxford Hampton Mezzanine Loan, the lender has an option (but not an obligation) to purchase the property between and including April 1, 2014 and June 30, 2014 for $17,825,600, which is the amount of the aggregate project costs as set forth in the approved construction budget on the closing date. If the property is sold to, or refinanced by, a third party before July 1, 2014, the lender will be entitled to receive an exit fee equal to the amount required to provide it with a 14% cumulative internal rate of return on the loan. If the property is sold to, or refinanced by, a third party on or after July 1, 2014, then the lender will be entitled to receive an exit fee equal to the amount required to provide it with a 12% cumulative internal rate of return on the loan. The calculation of the cumulative internal rate of return will include the fees received by the lender at the closing of the Oxford Hampton Mezzanine Loan. Since the minimum exit fee, assuming the purchase option is not exercised is the amount needed to provide a 12% cumulative internal rate of return, the lender will accrue each period the additional exit fee earned based on the 12% rate assuming the loan was paid off at period end. The accrued exit fee will be recorded as interest income in the consolidated statements of operations the company. As of June 30, 2012, the lender earned approximately $64,250 of additional exit fee income.

If the lender exercises the purchase option and acquires the property, any accrued and unpaid exit fee will be treated as additional basis in the acquired project.

The Oxford Hampton Mezzanine Loan is secured by a pledge of 100% of the membership interests of the borrower. Partial prepayment of the Oxford Hampton Mezzanine Loan is not permitted without the lender’s consent. The Oxford Hampton Mezzanine Loan is subordinate to a senior loan of up to an aggregate amount of $10 million that is held by an unrelated third party. W. Daniel Faulk, Jr. and Richard A. Denny, both unaffiliated third parties, have guaranteed to us the completion of the project in accordance with the plans and specifications. This guaranty is subject to the rights held by the senior lender pursuant to a customary intercreditor agreement between the lender and the senior lender.

In connection with the closing of the Oxford Hampton Mezzanine Loan, the lender received a loan fee of 2% of the loan amount, or $120,000, and a loan commitment fee of $14,333. From the loan fee paid in connection with the closing of the Oxford Hampton Mezzanine Loan, we paid a fee of $60,000, or 1.0% of the maximum loan amount, to our manager, as an acquisition fee pursuant to the management agreement of which WOF received $600 through its special limited liability company interest in our manager. In addition, the borrower used proceeds of the Oxford Hampton Mezzanine Loan to pay approximately $302,300 to WRF to retire an outstanding short-term loan from WRF that matured on the closing date of the Oxford Hampton Mezzanine Loan. The net fees received by us will be recognized as an adjustment of yield over the term of the loan using the effective interest method.

Oxford Summit II Mezzanine Loan

On May 7, 2012, Summit Crossing Mezzanine Lending LLC, a wholly owned subsidiary of our operating partnership, made the $6,103,027 Oxford Summit II Mezzanine Loan to Oxford Summit Apartments II LLC, a Georgia limited liability company, in connection with the borrower’s plans to construct a 140-unit multifamily community in suburban Atlanta, Georgia. The full amount of the Oxford Summit II Mezzanine Loan was funded by the lender to the borrower on the closing date.

A portion of the proceeds of the Oxford Summit II Mezzanine Loan were used by the borrower to purchase from Oxford Forsyth Development LLC the land on which the borrower will construct the property. The seller used a portion of the purchase price to pay down a portion of a loan guaranteed by John A. Williams, which originally was obtained by the seller to acquire, in part, the land on which the property is to be constructed. The terms of the Oxford Summit II Mezzanine Loan and the overall transaction structure were approved by our conflicts committee, which consists entirely of independent directors not otherwise interested in the transaction.

In connection with the closing of the Oxford Summit II Mezzanine Loan, the lender received a loan fee of 2% of the maximum loan amount, or $122,061. In addition, we paid a fee of $61,030, or 1.0% of the maximum loan amount, to our manager as an acquisition fee in accordance with the terms of the management agreement of which WOF received $610 through its special limited liability interest in our manager. The net fees received by us will be recognized as an adjustment of yield over the term of the loan using the effective interest method.

The Oxford Summit II Mezzanine Loan matures on May 8, 2017, with no option to extend, and bears interest at a fixed rate of 8.0% per annum. Interest will be paid monthly with principal and any accrued but unpaid interest due at maturity. The Oxford Summit II Mezzanine Loan is secured by a pledge of 100% of the membership interests in the borrower. Prepayment of the Oxford Summit II Mezzanine Loan is permitted in whole, but not in part, without lender consent. The Oxford Summit II Mezzanine Loan is subordinate to a senior loan of up to an aggregate amount of approximately $12.4 million that is held by an unrelated third party. W. Daniel Faulk, Jr. and Richard A. Denny, both unaffiliated third parties, have guaranteed to us the completion of the project in accordance with the plans and specifications and have provided a full payment guaranty. These guaranties are subject to the rights held by the senior lender pursuant to a customary intercreditor agreement between the lender and the senior lender.

Under the terms of a purchase option agreement entered into concurrently and in connection with the closing of the Oxford Summit II Mezzanine Loan, the lender has an option (but not an obligation) to purchase the property between and including October 1, 2014 and February 28, 2015 for a pre-negotiated purchase price of $19,254,155. If the property is sold to, or refinanced by, a third party at any time, or is paid off at any time, the lender will be entitled to an exit fee to increase the aggregate interest paid on the Oxford Summit II Mezzanine Loan to 14.0% per annum, provided, however, that such exit fee shall not be required to be paid if the lender or a wholly owned direct or indirect subsidiary of the lender acquires the property. Since the exit fee, assuming the purchase option is not exercised, is the amount needed to increase the aggregate interest paid on the Oxford Summit II Mezzanine Loan to 14.0% per annum, the lender will accrue each period the additional exit fee earned based on the 14.0% rate assuming the loan was paid off at period end. The accrued exit fee will be recorded as interest income in the consolidated statements of operations of the company. If the lender exercises the purchase option and acquires the property, any accrued and unpaid exit fee will be treated as additional basis in the acquired project. As of June 30, 2012, the lender earned approximately $55,596 of additional exit fee income.

Iris Bridge Loan

On June 29, 2012, Iris Crosstown Mezzanine Lending, LLC, a wholly-owned subsidiary of our operating partnership, made the $2,868,471 Iris Bridge Loan to Iris in connection with the borrower’s acquisition of a parcel of land located in suburban Tampa, Florida, upon which a multifamily community is to be constructed.

The Iris Bridge Loan matures on December 31, 2012, with no option to extend and pays interest at a rate of 8.0% per annum. Interest will be paid monthly with the principal and any accrued but unpaid interest (including the exit fee) due at maturity. If the property is sold to, or refinanced by, a third party, the lender will be entitled to an exit fee to increase the aggregate interest paid on the Iris Bridge Loan to 14.0% per annum.

The Iris Bridge Loan is secured by a mortgage, an assignment of project documents and unconditional guaranties of payment and performance by W. Daniel Faulk, Jr., Richard A. Denny and J. Michael Morris, unaffiliated parties and principals of the borrower.

In connection with the closing of the Iris Bridge Loan, we received a loan fee of 2% of the loan amount, or $57,369, and we paid a fee of $28,685, or 1.0% of the loan amount, to our manager as an acquisition fee pursuant to the management agreement of which WOF received $286 through its special limited liability company interest in our manager. The net fees received by us will be recognized as an adjustment of yield over the term of the loan using the effective interest method.

Other Loan Investments

Oxford Properties Loan

On March 26, 2012, we made the $650,000 Oxford Properties Loan to Oxford Properties, LLC, a Georgia limited liability company, in the form of a promissory note. The loan bears interest at 15% per annum and interest only payments were due beginning May 1, 2012, and continue on a monthly basis until the maturity date of September 30, 2012. Oxford Properties, LLC may prepay the loan at any time, in whole or in part, without penalty. The amounts payable under the terms of the loan are backed by a personal guaranty of repayment issued by the principals of Oxford Properties, LLC.

Madison Retail Loan

On May 21, 2012, we made the up to $575,000 Madison Retail Loan to Madison Retail, LLC, a Georgia limited liability company, in the form of a promissory note. The amount drawn by Madison Retail, LLC as of June 30, 2012 was $255,290. The loan bears interest at 15% per annum and interest only payments were due beginning June 1, 2012, and continue on a monthly basis until the maturity date of September 30, 2012. Madison Retail, LLC may prepay the loan at any time, in whole or in part, without penalty. The amounts payable under the terms of the loan are backed by a personal guaranty of repayment issued by the principal of Madison Retail, LLC.

The Manager Loan

On August 21, 2012, our operating partnership entered into the Manager Loan with our manager. The loan bears interest at 8.0% per annum and interest only payments are due beginning September 1, 2012, and continue on a monthly basis until the maturity date of July 31, 2013. Our manager may prepay the loan at any time, in whole or in part, without penalty. The amounts payable under the terms of the Manager Loan are secured by the amounts payable to our manager under the Management Agreement.

Market Opportunities

In the wake of the financial system troubles and downturn in the United States economy after 2007 – 2008, multifamily assets saw a dramatic drop in their value as the combination of higher capitalization rates and dwindling incomes created formidable headwinds for operators across the country. Many transactions consummated in 2005 – 2008 were highly leveraged with favorable financing terms. In many instances, these deals are financially troubled or the debt associated with these deals is about to mature. These transactions present problems for undercapitalized owners as the ability to refinance has diminished significantly and the only options that may be available are a sale at a dramatic discount to their basis or foreclosure. However, based on the lack of new supply projected for the next several years, the introduction of the “echo boom” generation into the market and the dwindling rate of homeownership, we believe multiple opportunities will be created for acquisitions.

Supply Constraints:  With the economic conditions curtailing financing and construction, we believe the new supply pipeline will remain below historical averages for the next few years. As can be seen from the charts below, for the last three years, permits for multifamily construction have averaged approximately 175,000 units annually. In addition, we believe that annually the U.S. apartment stock loses an average of 118,000 units per year to obsolescence or conversion to other uses. We believe that this combination should result in a few years of net completions of new units being well below historical averages. As the economy rebounds and demand for apartment inventory increases, we believe that there will be a shortage of new supply to keep up with the expected increased demand. We believe this window of opportunity will allow owners with desirable product to experience rent growth and enhanced occupancy levels as the market expands and supply struggles to keep pace.

Historical US MultiFamily Permits*

Historical Permitting Comparison*

*	Based on U.S. Census Bureau data as presented by Axiometrics, Inc.

Economic Improvement:  While the overall economy struggles to show consistent signs of improvement, we believe that the multifamily sector seems to be the most resilient sector in the real estate market. We believe that the historical correlation between job growth and absorption has not applied. As demonstrated in the chart below, since the third quarter of 2008, apartment absorption on a year-over-year basis has outperformed the corresponding drop in employment, with absorption posting only modest declines in the face of dramatic job losses.

Apartment Absorption Rate vs. Job Growth Rate*

*	Based on Witten Advisors Second Quarter 2012 U.S. Apartments Markets Forecast Presentation and U.S. Bureau of Labor Statistics.

Rate of Homeownership:  We believe that one of the most significant contributors to the projection for new demand for rental units is the level of homeownership in the United States. As of June 30, 2012, the home ownership rate was approximately 65.5%, down from a high of approximately 69.2% in 2004 (figures based on U.S. Census Bureau data and the Witten Advisors Second Quarter 2012 U.S. Apartments Markets Forecast Presentation). Based on industry sources, we believe that, while the current economic weakness should ease, an increase in homeownership rates is unlikely for a much longer period of time and the current downward trend shown in the chart below will continue.

U.S. Historical & Projected Homeownership Rate

*	Source: Figures based on U.S. Census Bureau data and related Arthur C. Nelson forecast (Metropolitan Research Center, University of Utah).

Given the more stringent underwriting standards from lenders and scrutiny from regulators that has been occurring since the beginning of the last recession, the erosion of wealth in the housing sector over the last four years, the decline in overall household income and the dramatic increase in unemployment, we expect the propensity to rent likely will continue to increase in the near term. Based on current U.S. Census Bureau data, from a demographic standpoint, there is a large population bubble of Americans under the age of 30 who we expect to be candidates for home ownership now or in the near future; however, we believe it is likely that the current climate will compel them to delay the decision to purchase a home until they are on firmer economic footing. In addition, we believe the requirements for a mortgage may continue to be stringent and that this group may find it more attractive to rent for a longer period of time until they can qualify for a desirable home. All these factors lead us to believe that an improvement in demand for the apartment market will occur as the rental pool grows in a climate where little supply is being created.

Echo Boom Generation:  As shown in the chart of U.S. Census Bureau data below, there are approximately 84.7 million “echo boomers” in the population currently, more than their “Baby Boomers” parents who number approximately 71.2 million. The echo boomers were born between 1977 and 1996 and the bulk of them are currently working their way into the market (age range in 2008 was 12 – 31). According to the U.S. Department of Education, for school year 2010 – 2011 more people were expected to attend universities in the United States than at any other time in history. We do not expect this trend to abate anytime in the near future. As these people graduate and work their way into the market, we believe the pool of educated, employed and qualified renters will increase dramatically.

Population by Age

*	Based on U.S. Census Bureau, Population Division 2010 Census Data. http://factfinder2.census.gov/faces/tableservices/jsf/pages/productview.xhtml?pid=DEC_10_SF1_QTP1&prodType=table

Our Competitive Strengths

We believe that we distinguish ourselves from our competitors through the following competitive advantages:

•	experienced management team with significant expertise in real estate and real estate-related debt investments and capital markets;
•	access to a pipeline of investment opportunities;
•	benefits from our relationship with our manager and its affiliates; and
•	dedicated asset management team.

Our Investment Strategy

We will seek to maximize returns for our stockholders by taking advantage of the current environment in the domestic real estate market. While occupancy and capitalization rates in the multifamily sector have rebounded from recessionary lows, apartment values remain below previous market highs due to significant declines in rental rates, collections and net operating incomes that have yet to fully recover. As the real estate market and economy stabilize, we intend to employ efficient management techniques to grow income and create asset value. Our investment strategy includes, without limitation, the following:

•	acquiring real estate-related assets where such assets or the owners of such assets are overleveraged or where such owners may be struggling to meet current debt service obligations on such assets, or, in certain circumstances, where such owners are financial institutions or conduits under either legal or economic compulsion to sell;
•	acquiring assets in opportunistic, performing and stable markets throughout the United States;

•	acquiring multifamily properties which we believe will generate sustainable cash flow from operations sufficient to allow us to cover the dividends that we expect to declare and pay and which we believe will have the potential for capital appreciation;
•	taking advantage of the lack of significant new multifamily development in the last few years; and
•	taking advantage of the anticipated availability of financing from Freddie Mac and Fannie Mae that fits within our financing strategy. See the section entitled “Business — Our Financing Strategy” included elsewhere in this prospectus for a detailed discussion of our financing strategy.

We believe that financing will be available from Fannie Mae and Freddie Mac because they currently maintain that they will provide liquidity to the market in the form of debt capital at rates that meet our existing financing strategy. While market conditions may change and affect this availability, we believe Fannie Mae and Freddie Mac will continue to operate and provide debt for the multifamily sector. Fannie Mae and Freddie Mac are providing financing in a period where their current interest rate quotes are at or near historical lows, providing favorable economics for acquisitions where we anticipate that property operations will improve.

In implementing our investment strategy, we will use our manager’s and its affiliates’ expertise in identifying attractive investment opportunities with the target classes described below, as well as their transaction sourcing, underwriting, execution and asset management and disposition capabilities. We expect that our manager will make decisions based on a variety of other factors, including expected risk-adjusted returns, credit fundamentals, liquidity, availability of adequate financing, borrowing costs and macroeconomic conditions. In addition, all investment decisions will be made with a view to obtaining and maintaining qualification as a REIT.

We believe there are numerous opportunities within the multi-family sector to acquire assets that fit our investment strategy. While cap rates have come down recently, interest rates generally remain below cap rates, providing an opportunity for buyers to achieve positive leverage (borrow at a cost of capital below the cap rate on the asset). In addition, we believe that net operating income, or NOI, growth for multifamily assets in general will be between 5% and 8% annually through 2014.

*	Based on Witten Advisors Second Quarter 2012 U.S. Apartments Markets Forecast Presentation and U.S. Bureau of Labor Statistics.

We believe that opportunity to purchase assets today at a price below replacement cost and generally below the recent highs in multifamily pricing that occurred in 2006 to 2008, combined with the general forecast of improving NOI growth, supports our investment strategy. However, our investment strategy is dynamic and flexible, which we anticipate will enable us to adapt to shifts in economic, real estate and capital market conditions and to exploit inefficiencies. Consistent with this strategy, our investment decisions will depend on prevailing market conditions and may change over time in response to opportunities available in different economic and capital market conditions. We believe this approach allows us to identify undervalued opportunities in all market cycles, often before other investors identify such opportunities.

In particular, we will look to acquire:

•	assets of varying age depending on the return profile and the specific strategy for each asset;
•	assets in the top submarkets of each metropolitan statistical area (MSA) defined by highest rent per square foot, highest resident income level, highest property values for single family housing, etc.;
•	properties that should be modern in architecture and appearance with no functional obsolescence or design flaws;
•	assets comprised of 200 – 600 units per property to allow increased operating efficiency, with target properties outside this profile evaluated and priced appropriately;
•	multifamily properties which we believe will generate sustainable cash available for distribution sufficient to allow us to cover the dividends that we expect to declare and pay and which we believe will have the potential for capital appreciation;
•	assets with target capitalization rates varying by market and asset type — in light of today’s interest rate environment, we believe core assets in the more stable markets could range between 5.0% and 7.0% and more opportunistic assets could have significantly higher acquisition capitalization rates;
•	assets with exit capitalization rates forecasted based on market performance, interest rate assumptions, and asset strategy but that generally mirror entry capitalization rates (except on more opportunistic targets); and
•	assets in urban infill areas and suburban markets.

It is our policy to acquire our target assets primarily for income, and only secondarily for possible capital gain. We currently do not anticipate investing in unimproved property, developing new construction properties or acquiring new construction, however, we would consider a forward purchase or option to purchase contract on a to-be-built multifamily asset with the appropriate provisions for minimum occupancy and income thresholds in order for us to expect the asset to be priced appropriately. In connection with entering into a forward purchase or option to purchase contract, we may be required to provide a deposit, a mezzanine loan or other assurances of our ability to perform our obligations under the forward purchase or option to purchase contract. See the section entitled “Business — Real Estate Loan Investments” elsewhere in this prospectus for a detailed description of the terms of the Oxford Hampton Mezzanine Loan and the Oxford Summit II Mezzanine Loan.

Our target asset acquisitions would fit into three categories consisting of:

•	Core Assets: Core assets can best be described as being relatively new properties (less than ten years old) in major markets and top submarkets. These properties typically are in infill and close-in suburban locations with significant barriers to entry and little-to-no deferred maintenance issues or significant capital expenditures necessary to maintain market presence. The properties are typically well managed and maintained by the seller. Based on the current interest rate environment, we would expect capitalization rates to range from 5.0% to 7.0%;
•	Value Add Assets: Value add assets can best be described as slightly older assets (up to 25 years old) in major markets, but submarkets can be infill or suburban. Value add assets typically have some deferred maintenance issues, capital expenditure needs and/or modest operational or occupancy deficiencies that may require more management intensive efforts than core assets. These operational deficiencies could include, but are not limited to, below market occupancy rates, unqualified or inexperienced management teams on site or at the corporate level, deferred maintenance and capital expenditure needs. Capital expenditure needs in value add assets should be no more than $10,000 to $20,000 per unit, depending on market conditions and material costs. The capitalization rates for value add assets are expected to be higher (6.0% to 8.0% currently) than core assets with higher expected returns; and
•	Opportunistic Assets: Opportunistic assets can be older assets, but we would seek to avoid functional obsolescence in an asset due to defective construction and inherent flaws. Examples of functional obsolescence could include, but are not limited to, flat roofs in garden style apartments, floor plans that are significantly smaller than the market average and a high percentage of two bedroom/one bath units relative to the market. Defective construction or inherent flaws could include, but is not limited to, aluminum wiring in apartments for electricity, blu-poly piping and poor installation of mechanical systems or appliances. It is possible that we would acquire an asset with some of these flaws with the intention of correcting the issues or “updating” the asset. We would expect this type of asset to have serious physical or operational deficiencies that will require intensive efforts to correct either through management changes, renovation or a combination of both. Capital expenditure needs in opportunistic assets will probably exceed $20,000 per unit, depending on market conditions and material costs. Serious physical and operational deficiencies could include, but are not limited to, reroofing a property, repainting the interior and exterior of a property, replacing all the appliances in a property and completely renovating the common areas. Capitalization rates for these assets could be 7.0% or higher due to the potentially serious operational deficiencies with an opportunistic asset. Current cap rates for opportunistic assets may be difficult to determine and may vary widely.

We also may invest in real estate-related debt, including, but not limited to, previously originated first mortgage loans and loans insured by the Federal Housing Administration or guaranteed by the Veterans Administration or otherwise guaranteed or insured on multifamily properties that meet our investment criteria, which are performing or non-performing, previously originated mezzanine loans on multifamily properties that meet our investment criteria (second or subsequent mortgages), which are performing or non-performing, and tranches of securitized loans (pools of collateralized mortgaged-backed securities) on multifamily properties that meet our investment criteria, which are performing or non-performing. We do not have a formal policy with respect to the proportion of assets which may be invested in each type of mortgage or any single mortgage. We will seek to invest in debt when there is a reasonable expectation that either the satisfaction of the debt under its current terms or the foreclosure of the asset securing the debt would result in a favorable return to us. We will analyze the current operations of any asset securing the debt that we seek to purchase in order to determine the likelihood of a default or foreclosure (in the case where there is not one currently) and price our bid for such debt based on the expectations of either a successful payoff by the current borrower or a need to foreclose on the asset. We do not have a formal portfolio turnover policy, and currently do not intend to adopt one.

We anticipate that future acquisitions of assets by us generally will be from unaffiliated third parties, but we would still consider an acquisition from an affiliated third party if such acquisition made financial sense to us and was approved by our conflicts committee, which is comprised entirely of independent directors.

The investment committee will periodically review our investment portfolio and its compliance with our investment guidelines (or our investment policies), and provide our board of directors an investment report at the end of each quarter in conjunction with its review of our quarterly results. Our investment guidelines, the assets in our portfolio, the decision to utilize leverage, and the appropriate levels of leverage are periodically reviewed by our board of directors as part of their oversight of our manager. Our board of directors may amend or revise our investment guidelines without a vote of the stockholders. If our board of directors amends or revises our investment guidelines, the board will describe such amendments or revisions in our next Quarterly Report on Form 10-Q, a Form 8-K or a press release.

Our Target Markets

We will use a variety of metrics and measures to assist us in determining the appropriateness of the markets we will target for acquisitions, the sub-markets within those markets and the individual assets we will acquire. Generally, we intend to target MSAs of one million people or more with favorable economic conditions. The conditions we may monitor in determining the economic conditions of a market include, but are not limited to, job growth, household income, the pipeline of new supply for multifamily units, the pipeline of new supply for single family units, current and forecasted occupancy for multifamily units, current and forecasted rental rate growth for multifamily units, and other statistics that may be relevant to individual markets. In addition, we will analyze data from our affiliate operations to corroborate any assumptions. Our affiliate operations include third party property management of 22,500 multifamily units across 15 states, asset management of almost 4,500 multifamily units across six states and in-house property management of over 5,100 multifamily units across six states. In addition to the analysis of current economic conditions and forecasts and the data provided by our affiliates’ operations, we will utilize a network of industry contacts and relationships to generate significant information about current and future market conditions. The map below provides our most current analysis of the markets where we believe opportunities exist for us to acquire properties. These markets have different favorable and unfavorable traits which might cause us to make different acquisition decisions in each market, depending on the type of asset available in the market, the submarket it is located in within that market, the pricing we anticipate for that asset and our view on how the asset, the submarket and the broader market will perform. The areas in blue on the map below indicate additional markets we are currently targeting for properties to acquire, however, no assurance can be given that suitable properties will be acquired in such areas. These markets have been selected because our affiliated operations currently have a significant presence in these markets or we have determined that the market presents a good opportunity for property acquisitions. We anticipate this presence will provide us more accurate and timely market data when evaluating potential acquisitions and speed and efficiency in putting in place a property management team post-acquisition. The map below is a guide and will change as additional information becomes available to us regarding national, market or local trends. As of the date of this prospectus, we currently own properties in Atlanta, Georgia MSA, Hampton, Virginia MSA, and Philadelphia, Pennsylvania MSA and we may purchase properties in markets other than those shown on the map below. See the section entitled “Description of Real Estate Investments — Properties Owned” included elsewhere in this prospectus for a detailed discussion of the properties we have acquired.

Target MSA Map

*	Target MSAs in the above map are as of June 30, 2012

Our Financing Strategy

We intend to utilize leverage in making our investments. The number of different investments we will acquire will be affected by numerous factors, including the amount of funds available to us. By operating on a leveraged basis, we will have more funds available for our investments. This will allow us to make more investments than would otherwise be possible, resulting in a larger and more diversified portfolio. See the “Risk Factors” section of this prospectus for more information about the risks related to operating on a leveraged basis.

We intend to target leverage levels (secured and unsecured) between 50% and 65% of the value of our tangible assets (including our real estate assets, real estate loans and other real estate-related investments, accounts receivable and cash and cash equivalents) on a portfolio basis based on fair market value. As of June 30, 2012 our outstanding debt (both secured and unsecured) was approximately 46.8% of the value of our tangible assets on a portfolio basis based on fair market value. Neither our charter nor our by-laws contain any limitation on the amount of leverage we may use. Our investment guidelines, which can be amended by our board of directors without stockholder approval, limit our borrowings (secured and unsecured) to 75% of the cost of our tangible assets at the time of any new borrowing. These targets, however, will not apply to individual real estate assets or investments. The amount of leverage we will seek for particular investments in our target assets will depend on our manager’s assessment of a variety of factors which may include the anticipated liquidity and price volatility of the assets in our investment portfolio, the potential for losses and extension risk in the portfolio, the availability and cost of financing the assets, our opinion of the creditworthiness of our financing counterparties, the health of the U.S. economy and the health of the commercial real estate market in general. In addition, factors such as our outlook on interest rates, changes in the yield curve slope, the level and volatility of interest rates and their associated credit spreads, the underlying collateral of our assets and our outlook on credit spreads relative to our outlook on interest rate and economic performance could all impact our decision and strategy for financing the target assets. At the date of acquisition of each asset, we anticipate that the cost of investment for such asset will be substantially similar to its fair market value. However, subsequent events, including changes in the fair market value of our assets, could result in our exceeding these limits. Finally, we intend to acquire all our properties through separate special purpose entities and we intend to finance each of these properties using financing techniques for that property alone without any cross-collateralization to our other properties. In addition, neither we nor our operating partnership intend to provide any guaranties of property level indebtedness. Finally, we intend to have no long-term corporate level debt.

The leverage may be obtained from a variety of sources including (but not limited to) Freddie Mac, Fannie Mae, commercial banks, credit companies, insurance companies, pension funds, endowments, financial services companies and other institutions who wish to provide debt financing for our assets.

Our secured and unsecured aggregate borrowings are intended by us to be reasonable in relation to our net assets and are reviewed by our board of directors at least quarterly. In determining whether our borrowings are reasonable in relation to our net assets, our board of directors considers many factors, including without limitation, the lending standards of government-sponsored enterprises, such as Fannie Mae, Freddie Mac and other companies for loans in connection with the financing of multifamily properties, the leverage ratios of publicly traded and non-traded REITs with similar investment strategies, cash flow coverage, whether we have positive leverage (in that, our board of directors will compare the capitalization rates of our properties to the interest rates on the indebtedness of such properties) and general market and economic conditions. There is no limitation on (i) the amount that we may borrow for any single investment, or (ii) the number of mortgages that may be placed on any one piece of property.

Risk Management

Risk management is a fundamental principle in our manager’s construction of our portfolio and in the management of each investment. Diversification of our portfolio by investment size and location is critical to controlling portfolio-level risk. Over the long term, it is our policy that no single asset will exceed 15% of our total assets and that we will not have more than 25% of our total assets invested in any single MSA. However, until a sufficient number of properties are acquired, we anticipate that we will have single assets in excess of 15% of our total assets and more than 25% of our assets in a single MSA. There is no limitation on (i) the percentage of assets of any one type of investment which we may invest in, and (ii) in the case of securities, the percentage of securities of any one issuer which we may acquire.

Investment Committee

Our manager has an investment committee which will meet periodically, at least every quarter, to discuss investment opportunities. The investment committee will periodically review our investment portfolio and its compliance with our investment guidelines described above, and provide our board of directors an investment report at the end of each quarter in conjunction with its review of our quarterly results. From time to time, as it deems appropriate or necessary, our board of directors also will review our investment portfolio and its compliance with our investment guidelines and the appropriateness of our investment guidelines and strategies.

Policies With Respect to Certain Other Activities

If our board of directors determines that additional funding is required, we may raise such funds through additional offerings of equity or debt securities or the retention of cash flow (subject to provisions in the Code concerning distribution requirements and the taxability of undistributed REIT taxable income) or a combination of these methods. If our board of directors determines to raise additional equity capital, it has the authority, without stockholder approval, to issue additional common stock or preferred stock in any manner and on such terms and for such consideration as it deems appropriate, at any time. We will seek to maintain a balance between the number of outstanding shares of common stock and other types of equity securities of the company issued and outstanding as we seek to fund our capital needs. However, we can make no assurances that we will be able to achieve or maintain this balance. For example, uncertainties in the marketplace could affect the timing, amount and value of any equity securities to be issued, and the success or lack of success of any capital raising program, including, without limitation, this offering. Moreover, general economic conditions affecting our business, financial condition and operations could affect the balance between the number of outstanding shares of common stock and other types of equity securities of the company issued and outstanding.

In addition, we may finance the acquisition of investments using the various sources of financing discussed above. Our investment guidelines, the assets in our portfolio, the decision to utilize leverage, and the appropriate levels of leverage are periodically reviewed by our board of directors as part of their oversight of our manager and may be changed without stockholder approval.

We may offer equity or debt securities in exchange for property or may redeem or otherwise reacquire shares of our common stock for cash. We also may redeem shares of our Series A Redeemable Preferred Stock for cash or in equal value of our common stock. In addition to the Series A Redeemable Preferred Stock issuable pursuant to the follow-on offering and issued and issuable pursuant to this offering, we may establish one or more other classes or series of preferred stock, including convertible preferred stock. Subject to the percentage of ownership limitations and gross income tests necessary for REIT qualification, we may in the future invest in securities (including partnership interests, limited liability company interests, common stock and preferred stock) of other REITs or other entities (including for the purpose of exercising control over such entities) that invest in multifamily properties or otherwise have similar investment objectives. We have no current plans to invest in entities that are not engaged in real estate activities. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer, other than imposed by the gross income and asset test we must meet in order to remain qualified as a REIT under the Code. We do not intend that our investments in securities will require us to register as an investment company under the Investment Company Act, and we would intend to divest such securities before any such registration would be required. We do not intend to underwrite securities of other issuers.

We intend to make available to our stockholders our annual reports, including our audited financial statements. After our IPO, we became subject to the information reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act. Pursuant to those requirements, we are now required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Our board of directors may change any of these policies without prior notice to you or a vote of our stockholders.

Operating and Regulatory Structure

REIT Qualification

We have elected and qualified to be taxed as a REIT commencing with our tax year ended December 31, 2011. In addition, we may hold certain of our assets through TRSs, which may be subject to corporate-level income tax at regular rates. Our qualification as a REIT depends on our ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our shares. We believe that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our method of operation will enable us to meet the requirements for qualification and taxation as a REIT.

So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on our REIT taxable income we distribute currently to our stockholders. If we fail to qualify for taxation as a REIT in any taxable year, and the statutory relief provisions of the Code do not apply, we will be subject to U.S. federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we lost our REIT qualification. Distributions to stockholders in any year in which we are not a REIT would not be deductible by us, nor would they be required to be made. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income or property and to U.S. federal income and excise taxes on our undistributed income.

Investment Company Act Considerations

We intend to conduct our operations so that we and each of our subsidiaries are exempt from registration as an investment company under the Investment Company Act. Under Section 3(a)(1)(A) of the Investment Company Act, a company is an “investment company” if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis, or the 40% test. “Investment securities” exclude U.S. Government securities and securities of majority owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We intend to acquire real estate and real-estate related assets directly, for example, by acquiring fee interests in real property, or by purchasing interests, including controlling interests, in REITs or other “real estate operating companies,” such as real estate management companies and real estate development companies, that own real property. We also may acquire real estate assets through investments in joint venture entities, including joint venture entities in which we may not own a controlling interest. We anticipate that our assets generally will be held in our wholly owned and majority owned subsidiaries, each formed to hold a particular asset.

We intend to conduct our operations so that our company and most, if not all, of its wholly owned and majority owned subsidiaries will comply with the 40% test. We will continuously monitor our holdings on an ongoing basis to determine the compliance of our company and each wholly owned and majority owned subsidiary with this test. Because we expect that most of our assets will be real estate investments, we expect that most, if not all, of the company’s wholly owned and majority owned subsidiaries will not be relying on exemptions under either Section 3(c)(1) or 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries (which are expected to constitute most, if not all, of our assets) generally will not constitute “investment securities.” Accordingly, we believe that our company and most, if not all, of its wholly owned and majority owned subsidiaries will not be considered investment companies under Section 3(a)(1)(C) of the Investment Company Act.

In addition, we believe that neither we nor any of our wholly owned or majority owned subsidiaries will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because they will not engage primarily, or propose to engage primarily, or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we and our subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, we and our subsidiaries expect to be able to conduct their respective operations such that none of them will be required to register as an investment company under the Investment Company Act.

The determination of whether an entity is our majority owned subsidiary is made by us. The Investment Company Act defines a majority owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority owned subsidiary of such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority owned subsidiaries for purposes of the 40% test. We have not requested that the SEC staff approve our treatment of any entity as a majority owned subsidiary and the SEC staff has not done so. If the SEC staff were to disagree with our treatment of one or more companies as majority owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to comply with the 40% test. Any such adjustment in our strategy could have a material adverse effect on us.

We intend to conduct our operations so that neither we nor any of our wholly owned or majority owned subsidiaries fall within the definition of “investment company” under the Investment Company Act. If we or any of our wholly owned or majority owned subsidiaries inadvertently falls within one of the definitions of “investment company,” we intend to rely on the exclusion provided by Section 3(c)(5)(C) of the Investment Company Act, which is available for entities primarily engaged in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” In addition to prohibiting the issuance of certain types of securities, this exclusion generally requires that at least 55% of an entity’s assets must be comprised of mortgages and other liens on and interests in real estate, also known as “qualifying assets,” and at least 80% of the entity’s assets must be comprised of qualifying assets and a broader category of assets that we refer to as “real estate-related assets” under the Investment Company Act. Additionally, no more than 20% of the entity’s assets may be comprised of miscellaneous assets.

We will classify our assets for purposes of the Investment Company Act, including the exclusion provided by Section 3(c)(5)(C) of the Investment Company Act, in large measure based upon no-action positions taken by the SEC staff in the past. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than twenty years ago. No assurance can be given that the SEC staff will concur with our classification of our assets. In addition, the SEC staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of the Investment Company Act. If we are required to re-classify our assets, we may no longer be in compliance with the exclusion from the definition of an investment company provided by Section 3(c)(5)(C) of the Investment Company Act.

For purposes of determining whether we satisfy the 55%/80% tests, we will classify the assets in which we invest as follows:

Real Property.  Based on the no-action letters issued by the SEC staff, we will classify our fee interests in real properties as qualifying assets. In addition, based on no-action letters issued by the SEC staff, we will treat our investments in joint ventures, which in turn invest in qualifying assets such as real property, as qualifying assets only if we have the right to approve major decisions affecting the joint venture; otherwise, such investments will be classified as real estate-related assets. We expect that no less than 55% of our assets will consist of investments in real property, including any joint ventures that we control.

Securities.  We intend to treat as real estate-related assets debt and equity securities of both non-majority owned publicly traded and private companies primarily engaged in real estate businesses, including REITs and other real estate operating companies, and securities issued by pass-through entities of which substantially all the assets consist of qualifying assets or real estate-related assets.

Loans.  Based on the no-action letters issued by the SEC staff, we will classify our investments in various types of whole loans as qualifying assets, as long as the loans are “fully secured” by an interest in real estate at the time we originate or acquire the loan. However, we will consider loans with loan-to-value ratios in excess of 100% to be real estate-related assets. We will treat our mezzanine loan investments as qualifying assets so long as they are structured as “Tier 1” mezzanine loans in accordance with the guidance published by the SEC staff in a no-action letter that discusses the classifications of Tier 1 mezzanine loans under Section 3(c)(5)(C) of the Investment Company Act.

Consistent with no-action positions taken by the SEC staff, we will consider any participation in a whole mortgage loan, including B-Notes, to be a qualifying real estate asset only if (1) we have a participation interest in a mortgage loan that is fully secured by real property; (2) we have the right to receive our proportionate share of the interest and the principal payments made on the loan by the borrower, and our returns on the loan are based on such payments; (3) we invest only after performing the same type of due diligence and credit underwriting procedures that we would perform if we were underwriting the underlying mortgage loan; (4) we have approval rights in connection with any material decisions pertaining to the administration and servicing of the loan and with respect to any material modification to the loan agreements; and (5) if the loan becomes non-performing, we have effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time with or without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) purchase the senior loan at par plus accrued interest, thereby acquiring the entire mortgage loan.

We will base our treatment of any other investments as qualifying assets and real estate-related assets on the characteristics of the underlying collateral and the particular type of loan (including whether we have foreclosure rights with respect to those securities or loans that have underlying real estate collateral) and we will make these determinations in a manner consistent with guidance issued by the SEC staff.

Qualification for exemption from the definition of “investment company” under the Investment Company Act will limit our ability to make certain investments. For example, these restrictions may limit the ability of our company and our subsidiaries to invest directly in mortgage-related securities that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and certain asset-backed securities, distressed debt, subordinated debt and real estate companies or in assets not related to real estate. Although we intend to monitor our portfolio, there can be no assurance that we will be able to maintain this exemption from registration for our company or each of our subsidiaries.

A change in the value of any of our assets could negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To maintain compliance with the exclusion provided by Section 3(c)(5)(C) of the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional assets that we might not otherwise have acquired or may have to forego opportunities to acquire assets that we would otherwise want to acquire and would be important to our investment strategy.

To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon the definition of investment company and the exceptions to that definition, we may be required to adjust our investment strategy accordingly. Additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy we have chosen.

If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), and portfolio composition, including restrictions with respect to diversification and industry concentration and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan.

Competition

Our profitability depends, in large part, on our ability to acquire our target assets at attractive prices. We are subject to significant competition in acquiring our target assets. In particular, we will compete with a variety of institutional investors, including other REITs, specialty finance companies, public and private funds, commercial and investment banks, hedge funds, mortgage bankers, commercial finance and insurance companies, governmental bodies and other financial institutions. We also may compete with John A. Williams and his affiliates for investment opportunities. See the section entitled “Risk Factors” included elsewhere in this prospectus. In addition, there are several REITs with similar investment objectives, including a number that have been recently formed, and others may be organized in the future. These other REITs will increase competition for the available supply of real estate-related assets suitable for purchase or origination. Some of our anticipated competitors have greater financial resources, access to lower costs of capital and access to funding sources that may not be available to us. In addition, some of our competitors are not subject to the operating constraints associated with REIT tax compliance or maintenance of an exemption from the Investment Company Act. Furthermore, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, or pay higher prices, than we can. Current market conditions may attract more competitors, which may increase the competition for our target assets. An increase in the competition for such assets may increase the price of such assets, which may limit our ability to generate attractive risk-adjusted returns for our stockholders, thereby adversely affecting the market price of our outstanding stock.

In the face of this competition, we expect to have access to our manager’s and its affiliates’ professionals and their industry expertise, which we believe will provide us with a competitive advantage and help us assess investment risks and determine appropriate pricing for potential investments. We expect that these relationships will enable us to compete more efficiently and effectively for attractive investment opportunities. In addition, we believe that current market conditions may have adversely affected the financial condition of certain competitors. Thus, not having a legacy portfolio also may enable us to compete more effectively for attractive investment opportunities. Although we believe we are well positioned to compete effectively in each facet of our business, there can be no assurance that we will be able to achieve our business goals or expectations due to the extensive competition in our market sector. For additional information concerning these competitive risks, see “Risk Factors.”

Employees

We are externally managed by our manager pursuant to the management agreement between our manager and us. All our officers are employees of our manager or its affiliates. See the section entitled “Our Sponsor, our Manager and the Management Agreement — Management Agreement” included elsewhere in this prospectus.

Legal Proceedings

Neither we nor our subsidiaries nor, to our knowledge, our manager is currently subject to any legal proceedings that we or our manager consider to be material. To our knowledge, none of our properties is currently subject to any legal proceeding that we consider material.

Other Information

Our principal executive offices are located at 3625 Cumberland Boulevard, Suite 400, Atlanta, Georgia 30339. Our telephone number is (770) 818-4100. Our website is www.pacapts.com. The contents of our website are not part of this prospectus. The information on our website is not intended to form a part of or be incorporated by reference into this prospectus.”

Description of Real Estate Investments

The following disclosure replaces in its entirety the section entitled “Description of Real Estate Investments” beginning on page 113 of the Prospectus.

“DESCRIPTION OF REAL ESTATE INVESTMENTS

Properties Owned

The following table provides information as of June 30, 2012 regarding our three multifamily communities.

Current Name of Multifamily Community	Location of Multifamily Community	Number of Units	Average Per Unit Monthly Rents(1)	Purchase Price(2)	Mortgage Debt Amount(4)	Interest Rate(4)	Property Management Agent(3)	Annual Property Management Fee
Summit Crossing	Suburban Atlanta, Georgia	345	$ 918	$33,307,434	$20,862,000	4.71%	An affiliate of our manager	4.0%
Stone Rise	Suburban Philadelphia, Pennsylvania	216	$1,273	$30,584,741	$19,500,000	3.02%(5)	An affiliate of our manager	4.0%
Trail Creek	Hampton Roads, Virginia	204	$1,094	$23,583,054	$15,275,000	3.05%(5)	An affiliate of our manager	4.0%

(1)	Exclusive of additional amounts recoverable from tenants for utilities and rent concessions that may be offered to tenants.
(2)	The purchase price of acquired properties is based on the aggregate value of the tangible and identifiable intangible assets and liabilities acquired.
(3)	Each of the multifamily communities is operated under a management agreement between our manager and PRM, or the property manager, an affiliate of our manager.
(4)	Mortgage debt amount and interest rate at June 30, 2012. Interest rate varies monthly and is calculated by adding 2.77% to the British Banker’s Association’s one month LIBOR Rate for United States Dollar deposits, or LIBOR, for Stone Rise and 2.80% to LIBOR for Trail Creek. LIBOR was 0.245% on June 30, 2012.
(5)	Variable monthly interest rates are capped at 7.25% and 6.85% for Stone Rise and Trail Creek, respectively.

See the section entitled “Certain Relationships and Related Transactions — Agreements With Institutional and Other Investors — Real Estate Property Investments” contained elsewhere in this prospectus.

Summit Crossing

On April 21, 2011, we completed the acquisition of 100% of the membership interests in PAC Summit Crossing, LLC, a Georgia limited liability company (f/k/a Oxford Summit Partners LLC), the fee-simple owner of Summit Crossing, a 345-unit multifamily community located in suburban Atlanta, Georgia, for a total purchase price of $33.2 million, exclusive of acquisition-related and financing-related transaction costs.

We funded the purchase price from proceeds of the IPO and concurrent private placement transaction and a non-recourse first mortgage loan in the original principal amount of approximately $20.9 million. The loan bears interest at a fixed rate of interest equal to 4.71% per annum. The loan requires monthly payments of accrued interest only from the period of June 1, 2011 to May 1, 2014. Beginning on June 1, 2014, the loan will require monthly payments of accrued interest and principal based on a 30-year amortization period. The loan matures on May 1, 2018. The loan may not be partially prepaid, but may be prepaid in full at any time. However, any prepayment before February 1, 2018 will require us to pay a prepayment premium. The prepayment premium is the greater of (1) 1% of the loan balance and (2) the present value of the difference in payments implied between the stated interest rate on the loan and the equivalent rate on a U.S. Treasury security whose maturity coincides with the maturity of the loan at the time the prepayment is being calculated. In the case where a U.S. Treasury security does not have a maturity date equal to the maturity date of the loan, the interpolation of the yield between the securities immediately shorter and immediately longer than the maturity of the loan shall be used. At maturity a balance of approximately $14.3 million will be due on the loan, assuming no prior principal prepayment on the loan.

Summit Crossing is a multifamily community consisting of 345 units located in suburban Atlanta, Georgia. The community consists of 26 garden and townhome buildings on a 19-acre landscaped setting. A gated and controlled access community, Summit Crossing is comprised of a unit mix of 83 one-bedroom garden apartment homes, 40 one-bedroom townhomes, 53 two-bedroom garden apartment homes, 166 two-bedroom townhomes and 3 three-bedroom garden apartment homes. The property was constructed in 2007 and its apartment homes have an average size of 1,034 square feet. We believe that the Summit Crossing property is suitable and adequate for use as a multifamily apartment complex. No major renovations, improvements or developments are planned for the Summit Crossing property.

There are currently nine other apartment communities in the area that we believe are competitive with Summit Crossing, with seven of those properties located two to three miles south in Alpharetta/North Fulton County. Including Summit Crossing, these ten properties total 3,842 units, have an average unit size of 1,094 square feet and an average year of construction of 2000. In addition to existing competitive properties, the market in which Summit Crossing is located currently has three properties in its competitive submarket that are entitled for multifamily development. These projects would represent an aggregate of 1,000 units and all three could potentially start in the next 6-12 months. In addition, an affiliate of the seller of Summit Crossing owns one adjacent parcel entitled for multi-family development that would allow for the future development of a 172 unit community. The company has made a mezzanine loan on an additional 140 unit property adjacent to Summit Crossing. The property broke ground in the second quarter of 2012 and is expecting to deliver units around mid-year 2013.

All the leased space is residential with leases ranging from an initial term of three months to one year. The average historical occupancy rate (determined by the total number of units actually occupied at the specified point in time indicated) for the last five years is as follows:

At December 31, 2011	95.3%
At December 31, 2010	94.8%
At December 31, 2009	93.8%
At December 31, 2008	85.4%
At December 31, 2007	76.5%

No single tenant occupies 10% or more of Summit Crossing.

The average historical effective net annual rental rate per unit (including any tenant concessions and abatements) at Summit Crossing is as follows:

Year ending December 31, 2011	$10,800
Year ending December 31, 2010	$10,476
Year ending December 31, 2009	$10,212
Year ending December 31, 2008	$10,536
Year ending December 31, 2007	$10,728

Property taxes paid on Summit Crossing for the fiscal year ended December 31, 2011 were $153,449.44. Summit Crossing was subject to a tax rate of 2.6624% of its assessed value.

Under a contract with our manager, PRM, an affiliate of our manager, will act as property manager of Summit Crossing. In the opinion of the management of the company, Summit Crossing is adequately covered by insurance.

Stone Rise

On April 15, 2011, we completed the acquisition of 100% of the membership interests in Stone Rise Apartments, LLC, a Delaware limited liability company (f/k/a Oxford Rise JV LLC), the fee-simple owner of Stone Rise, a 216-unit multifamily apartment community located in suburban Philadelphia, Pennsylvania, for a total purchase price of $30.15 million, exclusive of acquisition-related and financing-related transaction costs.

We funded the purchase price from proceeds of the IPO and concurrent private placement transaction and a non-recourse first mortgage in the original principal amount of $19.5 million. The loan bears interest at an adjustable interest rate that is calculated each month. The adjustable interest rate is set at 277 basis points above the British Banker’s Association’s one month LIBOR and is capped at 7.25% per annum. The loan requires monthly payments of accrued interest only from the period of June 1, 2011 to May 1, 2014. Beginning on June 1, 2014, the loan will require monthly payments of accrued interest and principal based on a 30-year amortization period. The loan matures on May 1, 2018. The loan may not be partially prepaid, but may be prepaid in full at any time. However, any prepayment before February 1, 2018 will require us to pay a prepayment premium. Prepayment premiums are as follows: Year 1 — 5% of principal being prepaid; Year 2 — 4% of principal being prepaid; Year 3 — 3% of principal being prepaid; Year 4 — 2% of principal being prepaid; and Year 5 to maturity — 1% of principal being prepaid. At maturity a balance of approximately $17.0 million will be due on the loan, assuming no prior principal prepayment on the loan.

Stone Rise is an existing multifamily apartment complex consisting of 216 units located in suburban Philadelphia, Pennsylvania. The community consists of 8 garden buildings on a 20-acre landscaped setting. Stone Rise is comprised of a unit mix of 72 one-bedroom garden apartment homes and 144 two-bedroom garden apartment homes. The property was constructed in 2008 and its apartment homes have an average size of 1,078 square feet. We believe the Stone Rise property is suitable and adequate for use as a multifamily apartment complex. No major renovations, improvements or developments are planned for the Stone Rise property.

There are currently six other apartment communities in the area that we believe are competitive with Stone Rise. All these properties are located south of Stone Rise nearer to Interstate 76 and Highway 202. Including Stone Rise, the seven properties total 1,602 units, have an average unit size of 1,027 square feet and an average year of construction of 2002. Further, in Chester County, Pennsylvania, the county in which Stone Rise is located, no new construction of multifamily properties is currently on-going or planned. In addition, new construction is constrained due to a current lack of sewer availability that requires any new construction to bear the burden of constructing and maintaining a waste water treatment plant and drip irrigation system. In addition to the specific competitive conditions described above, general competitive conditions affecting Stone Rise include those identified in the section entitled “— Competition” included elsewhere in this prospectus.

All the leased space is residential with leases ranging from an initial term of three months to one year. The average historical occupancy rate (determined by the total number of units actually occupied at the specific point in time indicated) for the last five years is as follows:

At December 31, 2011	92.4%
At December 31, 2010	94.0%
At December 31, 2009	79.2%
At December 31, 2008	21.8%
At December 31, 2007	N/A

No single tenant occupies 10% or more of Stone Rise.

The average historical effective net annual rental rate per unit (including any tenant concessions and abatements) at Stone Rise is as follows:

Year ending December 31, 2011	$15,047
Year ending December 31, 2010	$14,640
Year ending December 31, 2009	$14,556
Year ending December 31, 2008	$16,284
Year ending December 31, 2007	N/A

Property taxes paid on Stone Rise for the fiscal year ended December 31, 2011 were $358,580.78. Stone Rise was subject to a base property tax rate of 1.6109% of its assessed value.

Under a contract with our manager, PRM, an affiliate of our manager, will act as property manager of Stone Rise. In the opinion of the management of the company, Stone Rise is adequately covered by insurance.

Trail Creek

On April 29, 2011, we, through our indirectly wholly owned subsidiary Trail Creek Apartments, LLC, completed the acquisition of Trail Creek, a 204-unit multifamily townhome community located in Hampton, Virginia, for a total purchase price of $23.5 million, exclusive of acquisition-related and financing-related transaction costs.

We purchased a fee-simple interest in the property from Oxford Trail JV LLC and funded the purchase price from proceeds of the IPO and concurrent private placement transaction and a non-recourse first mortgage in the original principal amount of approximately $15.3 million. The loan bears interest at an adjustable interest rate that is calculated each month. The adjustable interest rate is set at 2.80% above LIBOR, and is capped at 6.85% per annum. The loan requires monthly payments of accrued interest only from the period of June 1, 2011 to May 1, 2014. Beginning on June 1, 2014, the loan will require monthly payments of accrued interest and principal based on a 30-year amortization period. The loan matures on May 1, 2018. The loan may not be partially prepaid but may be prepaid in full at any time. However, any prepayment before February 1, 2018 will require us to pay a prepayment premium. Prepayment premiums are as follows: Year 1 — 5% of the loan balance; Year 2 — 4% of the loan balance; Year 3 — 3% of the loan balance; Year 4 — 2% of the loan balance; and Year 5 to maturity — 1% of the loan balance. At maturity a balance of approximately $18.1 million will be due on the loan, assuming no prior principal prepayment on the loan.

Trail Creek is a multifamily community consisting of 204 units located in Hampton, Virginia. The community consists of 20 two-story townhome buildings on approximately 16.92 acres. Trail Creek is comprised of a unit mix of 84 one-bedroom townhomes and 120 two-bedroom townhomes. The property was constructed in 2006 and its townhomes have an average size of 988 square feet. We believe the Trail Creek property is suitable and adequate for use as a multifamily apartment complex. No major renovations, improvements or developments are planned for the Trail Creek property.

There are currently seven other apartment communities in the area that we believe are competitive with Trail Creek, with five of those properties located within approximately two to three miles of Trail Creek. Including Trail Creek, these eight properties total 1,981 units, have an average unit size of 1,009 square feet and an average year of construction of 2004. In addition to existing competitive properties, the market in which Trail Creek is located currently has three properties either planned or under construction that total 412 units. One of these properties is the 96 unit community the company funded a mezzanine loan on in June of 2012, which has almost completed construction and in which units are being delivered. Completion is scheduled for the third quarter of 2012.

All the leased space is residential with leases ranging from an initial term of three months to one year. The average historical occupancy rate (determined by the total number of units actually occupied at the specified point in time indicated) for the last five years is as follows:

At December 31, 2011	97.6%
At December 31, 2010	97.3%
At December 31, 2009	94.8%
At December 31, 2008	92.1%
At December 31, 2007	69.3%

No single tenant occupies 10% or more of Trail Creek.

The average historical effective net annual rental rate per unit (including any tenant concessions and abatements) at Trail Creek is as follows:

Year ending December 31, 2011	$13,063
Year ending December 31, 2010	$12,528
Year ending December 31, 2009	$12,336
Year ending December 31, 2008	$12,360
Year ending December 31, 2007	$12,180

Property taxes paid on Trail Creek for the fiscal year ended December 31, 2011 were $223,496.80. Trail Creek was subject to a tax rate of 1.04% of its assessed value.

Under a contract with our manager, PRM, an affiliate of our manager, will act as property manager of Trail Creek. In the opinion of the management of the company, Trail Creek is adequately covered by insurance.

Depreciation

The following table sets forth for each asset class within our three owned multifamily communities, the (i) tax basis for U.S. federal income tax purposes, (ii) the method of tax depreciation and (iii) the depreciable life applicable to each asset class for income tax purposes. Each property was individually material to the company as of March 31, 2012.

Property	Address	City	State	Asset Description	Federal Tax Basis	Method(1)	Life Claimed (years)
Stone Rise	900 Selwyn Place	Glenmoore	PA	Building	$20,954,898	ADS	40
Stone Rise	900 Selwyn Place	Glenmoore	PA	Furniture	1,007,273	ADS	6
Stone Rise	900 Selwyn Place	Glenmoore	PA	Furniture	1,836,000	ADS	10
Stone Rise	900 Selwyn Place	Glenmoore	PA	Land Improvements	305,380	ADS	20
Stone Rise	900 Selwyn Place	Glenmoore	PA	Land	2,652,000	Not Applicable	—
Trail Creek	2 Abbott Drive	Hampton	VA	Building	$19,342,279	ADS	40
Trail Creek	2 Abbott Drive	Hampton	VA	Furniture	387,204	ADS	6
Trail Creek	2 Abbott Drive	Hampton	VA	Furniture	1,482,600	ADS	10
Trail Creek	2 Abbott Drive	Hampton	VA	Land Improvements	253,856	ADS	20
Trail Creek	2 Abbott Drive	Hampton	VA	Land	3,450,000	Not Applicable	—
Summit Crossing	3920 Ivy Summit Court	Cumming	GA	Building	$26,456,939	ADS	40
Summit Crossing	3920 Ivy Summit Court	Cumming	GA	Furniture	941,609	ADS	6
Summit Crossing	3920 Ivy Summit Court	Cumming	GA	Furniture	2,687,750	ADS	10
Summit Crossing	3920 Ivy Summit Court	Cumming	GA	Land Improvements	437,898	ADS	20
Summit Crossing	3920 Ivy Summit Court	Cumming	GA	Land	6,950,000	Not Applicable	—

(1)	Depreciation methods and life claimed for each asset class is determined by reference to the IRS-mandated method for depreciating assets placed into service after 1986, known as the Modified Accelerated Cost Recovery System (MACRS). The Alternative Depreciation System, or ADS method, elected by the company applies depreciation rates on a straight-line basis over the depreciable life of the asset.

Real Estate Loan Investments

Oxford Hampton Mezzanine Loan

On June 30, 2011, we, through our indirectly wholly owned subsidiary, Trail Creek Mezzanine Lending, LLC, made the $6.0 million Oxford Hampton Mezzanine Loan to Oxford Hampton Partners LLC, a Georgia limited liability company, in connection with the borrower’s plans to construct a 96-unit multifamily community in Hampton, Virginia located adjacent to our existing Trail Creek community. The borrower was required to fully draw down the Oxford Hampton Mezzanine Loan on June 30, 2011. WRF has contributed 100% of the cash equity in Oxford Hampton Partners LLC to date.

The Oxford Hampton Mezzanine Loan matures on June 29, 2016, with no option to extend and pays interest at a fixed rate of 8.0% per annum. Interest will be paid monthly with principal and any accrued but unpaid interest (including the exit fee) due at maturity. Under the terms of a purchase option agreement entered into concurrently with and in connection with the closing of the Oxford Hampton Mezzanine Loan, the lender has an option (but not an obligation) to purchase the property between and including April 1, 2014 and June 30, 2014 for $17,825,600, which is the amount of the aggregate project costs as set forth in the approved construction budget on the closing date. If the property is sold to, or refinanced by, a third party before July 1, 2014, the lender will be entitled to receive an exit fee equal to the amount required to provide it with a 14% cumulative internal rate of return on the loan. If the property is sold to, or refinanced by, a third party on or after July 1, 2014, then the lender will be entitled to receive an exit fee equal to the amount required to provide it with a 12% cumulative internal rate of return on the loan. The calculation of the cumulative internal rate of return will include the fees received by the lender at the closing of the Oxford Hampton Mezzanine Loan. Since the minimum exit fee, assuming the purchase option is not exercised is the amount needed to provide a 12% cumulative internal rate of return, the lender will accrue each period the additional exit fee earned based on the 12% rate assuming the loan was paid off at period end. The accrued exit fee will be recorded as interest income in the consolidated statements of operations the company. As of June 30, 2012, the lender earned approximately $64,250 of additional exit fee income.

If the lender exercises the purchase option and acquires the property, any accrued and unpaid exit fee will be treated as additional basis in the acquired project.

The Oxford Hampton Mezzanine Loan is secured by a pledge of 100% of the membership interests of the borrower. Partial prepayment of the Oxford Hampton Mezzanine Loan is not permitted without the lender’s consent. The Oxford Hampton Mezzanine Loan is subordinate to a senior loan of up to an aggregate amount of $10 million that is held by an unrelated third party. W. Daniel Faulk, Jr. and Richard A. Denny, both unaffiliated third parties, have guaranteed to us the completion of the project in accordance with the plans and specifications. This guaranty is subject to the rights held by the senior lender pursuant to a customary intercreditor agreement between the lender and the senior lender.

In connection with the closing of the Oxford Hampton Mezzanine Loan, the lender received a loan fee of 2% of the loan amount, or $120,000, and a loan commitment fee of $14,333. From the loan fee paid in connection with the closing of the Oxford Hampton Mezzanine Loan, we paid a fee of $60,000, or 1.0% of the maximum loan amount, to our manager, as an acquisition fee pursuant to the management agreement of which WOF received $600 through its special limited liability company interest in our manager. In addition, the borrower used proceeds of the Oxford Hampton Mezzanine Loan to pay approximately $302,300 to WRF to retire an outstanding short-term loan from WRF that matured on the closing date of the Oxford Hampton Mezzanine Loan. The net fees received by us will be recognized as an adjustment of yield over the term of the loan using the effective interest method.

Oxford Summit II Mezzanine Loan

On May 7, 2012, Summit Crossing Mezzanine Lending LLC, a wholly owned subsidiary of our operating partnership, made the $6,103,027 Oxford Summit II Mezzanine Loan to Oxford Summit Apartments II LLC, a Georgia limited liability company, in connection with the borrower’s plans to construct a 140-unit multifamily community in suburban Atlanta, Georgia. The full amount of the Oxford Summit II Mezzanine Loan was funded by the lender to the borrower on the closing date.

A portion of the proceeds of the Oxford Summit II Mezzanine Loan were used by the borrower to purchase from Oxford Forsyth Development LLC the land on which the borrower will construct the property. The seller used a portion of the purchase price to pay down a portion of a loan guaranteed by John A. Williams, which originally was obtained by the seller to acquire, in part, the land on which the property is to be constructed. The terms of the Oxford Summit II Mezzanine Loan and the overall transaction structure were approved by our conflicts committee, which consists entirely of independent directors not otherwise interested in the transaction.

In connection with the closing of the Oxford Summit II Mezzanine Loan, the lender received a loan fee of 2% of the maximum loan amount, or $122,061. In addition, we paid a fee of $61,030, or 1.0% of the maximum loan amount, to our manager as an acquisition fee in accordance with the terms of the management agreement of which WOF received $610 through its special limited liability interest in our manager. The net fees received by us will be recognized as an adjustment of yield over the term of the loan using the effective interest method.

The Oxford Summit II Mezzanine Loan matures on May 8, 2017, with no option to extend, and bears interest at a fixed rate of 8.0% per annum. Interest will be paid monthly with principal and any accrued but unpaid interest due at maturity. The Oxford Summit II Mezzanine Loan is secured by a pledge of 100% of the membership interests in the borrower. Prepayment of the Oxford Summit II Mezzanine Loan is permitted in whole, but not in part, without lender consent. The Oxford Summit II Mezzanine Loan is subordinate to a senior loan of up to an aggregate amount of approximately $12.4 million that is held by an unrelated third party. W. Daniel Faulk, Jr. and Richard A. Denny, both unaffiliated third parties, have guaranteed to us the completion of the project in accordance with the plans and specifications and have provided a full payment guaranty. These guaranties are subject to the rights held by the senior lender pursuant to a customary intercreditor agreement between the lender and the senior lender.

Under the terms of a purchase option agreement entered into concurrently and in connection with the closing of the Oxford Summit II Mezzanine Loan, the lender has an option (but not an obligation) to purchase the property between and including October 1, 2014 and February 28, 2015 for a pre-negotiated purchase price of $19,254,155. If the property is sold to, or refinanced by, a third party at any time, or is paid off at any time, the lender will be entitled to an exit fee to increase the aggregate interest paid on the Oxford Summit II Mezzanine Loan to 14.0% per annum, provided, however, that such exit fee shall not be required to be paid if the lender or a wholly owned direct or indirect subsidiary of the lender acquires the property. Since the exit fee, assuming the purchase option is not exercised, is the amount needed to increase the aggregate interest paid on the Oxford Summit II Mezzanine Loan to 14.0% per annum, the lender will accrue each period the additional exit fee earned based on the 14.0% rate assuming the loan was paid off at period end. The accrued exit fee will be recorded as interest income in the consolidated statements of operations of the company. If the lender exercises the purchase option and acquires the property, any accrued and unpaid exit fee will be treated as additional basis in the acquired project. As of June 30, 2012, the lender earned approximately $55,596 of additional exit fee income.

Iris Bridge Loan

On June 29, 2012, Iris Crosstown Mezzanine Lending, LLC, a wholly-owned subsidiary of our operating partnership, made the $2,868,471 Iris Bridge Loan to Iris in connection with the borrower’s acquisition of a parcel of land located in suburban Tampa, Florida, upon which a multifamily community is to be constructed.

The Iris Bridge Loan matures on December 31, 2012, with no option to extend and pays interest at a rate of 8.0% per annum. Interest will be paid monthly with the principal and any accrued but unpaid interest (including the exit fee) due at maturity. If the property is sold to, or refinanced by, a third party the lender will be entitled to an exit fee to increase the aggregate interest paid on the Iris Bridge Loan to 14.0% per annum.

The Iris Bridge Loan is secured by a mortgage, an assignment of project documents and unconditional guaranties of payment and performance by W. Daniel Faulk, Jr., Richard A. Denny and J. Michael Morris, unaffiliated parties and principals of the borrower.

In connection with the closing of the Iris Bridge Loan, we received a loan fee of 2% of the loan amount, or $57,369, and we paid a fee of $28,685, or 1.0% of the loan amount, to our manager as an acquisition fee pursuant to the management agreement of which WOF received $286 through its special limited liability company interest in our manager. The net fees received by us will be recognized as an adjustment of yield over the term of the loan using the effective interest method.

Other Loan Investments

Oxford Properties Loan

On March 26, 2012, we made the $650,000 Oxford Properties Loan to Oxford Properties, LLC, a Georgia limited liability company, in the form of a promissory note. The loan bears interest at 15% per annum and interest only payments were due beginning May 1, 2012, and continue on a monthly basis until the maturity date of September 30, 2012. Oxford Properties, LLC may prepay the loan at any time, in whole or in part, without penalty. The amounts payable under the terms of the loan are backed by a personal guaranty of repayment issued by the principals of Oxford Properties, LLC.

Madison Retail Loan

On May 21, 2012, we made the up to $575,000 Madison Retail Loan to Madison Retail, LLC, a Georgia limited liability company, in the form of a promissory note. The loan bears interest at 15% per annum and interest only payments were due beginning June 1, 2012, and continue on a monthly basis until the maturity date of September 30, 2012. Madison Retail, LLC may prepay the loan at any time, in whole or in part, without penalty. The amounts payable under the terms of the loan are backed by a personal guaranty of repayment issued by the principal of Madison Retail, LLC. The amount drawn by Madison Retail, LLC as of June 30, 2012 was $255,290.

The Manager Loan

On August 21, 2012, our operating partnership entered into the Manager Loan with our manager. The loan bears interest at 8.0% per annum and interest only payments are due beginning September 1, 2012, and continue on a monthly basis until the maturity date of July 31, 2013. Our manager may prepay the loan at any time, in whole or in part, without penalty. The amounts payable under the terms of the Manager Loan are secured by the amounts payable to our manager under the Management Agreement.”

Our Management

The following paragraph is added at the beginning of the section under the heading “Our Management” on page 118 of the Prospectus.

“Set forth below is certain information regarding our management. This information should be considered in conjunction with the information in our Definitive Proxy Statement on Schedule 14A in connection with our most recent annual meeting of stockholders, which is incorporated by reference into this prospectus.”

The following table replaces in its entirety the table on page 119 of the Prospectus.

“Name	Age	Position(s)
John A. Williams	69	Chief Executive Officer and Chairman of the Board
Leonard A. Silverstein	54	President and Chief Operating Officer
Michael J. Cronin	57	Executive Vice President, Chief Accounting Officer and Treasurer
William F. Leseman	52	Executive Vice President — Property Management
Daniel M. DuPree	65	Independent Director and Vice Chairman of the Board
Timothy A. Peterson	47	Independent Director
Steve Bartkowski	59	Independent Director
Gary B. Coursey	72	Independent Director
Howard A. McLure	55	Independent Director”

The following language replaces in its entirety the first sentence of the first full paragraph immediately following the table on page 119 of the Prospectus.

“John A. Williams has served as the Chief Executive Officer and Chairman of our company since our formation in 2009 and is our sponsor. Mr. Williams served as the President of our company from our formation in 2009 until August, 2012.”

The following language replaces in its entirety the penultimate sentence of the last full paragraph on page 119 of the Prospectus

“John A. Williams is and has for many years been very active in varied philanthropic activities, outreaches, and organizations in Georgia and around the world.”

The third and fourth paragraphs on page 120 of the Prospectus are deleted in their entirety.

The following language replaces in its entirety the last sentence of the penultimate paragraph on page 120 of the Prospectus.

“The Settlement Agreement is expected to be entered into soon, but there can be no assurance, however, that the Settlement Agreement will be executed.”

The following language replaces in its entirety the first two sentences of the second full paragraph on page 121 of the Prospectus.

“Leonard A. Silverstein has served as President and Chief Operating Officer since August, 2012. Prior to such time, Mr. Silverstein served as Executive Vice President, General Counsel, Secretary and Vice Chairman of our company since our formation in 2009. Mr. Silverstein has also served as General Counsel (since February 2005) and President (since December 1, 2011) of WRA and Chief Operating Officer of Corporate Holdings, LLC, a company that is involved in real estate development, real estate acquisition and management of real estate, since October 2004.”

The fourth paragraph on page 121 of the Prospectus is deleted in its entirety.

The following language replaces in its entirety the first sentence of the sixth paragraph on page 121 of the Prospectus.

“Michael J. Cronin has served as Executive Vice President of our company since August, 2012. In addition, Mr. Cronin has served as Chief Accounting Officer and Treasurer of the company since our formation in 2009.”

The following language replaces in its entirety the first sentence of the first full paragraph on page 122 of the Prospectus.

“Daniel M. DuPree has served as Vice Chairman of our company since August, 2012. Mr. DuPree was elected to our board as a Director effective as of March 31, 2011. In addition, Mr. DuPree has been designated as our lead director by the independent directors to preside over executive sessions of non-management directors.”

The following language replaces in its entirety the second sentence of the third full paragraph on page 122 of the Prospectus.

“Since 2003, Mr. Peterson has been a partner, Chief Financial Officer and member of the Investment Committee of Altman Development Corporation, a real estate development company that builds multifamily homes, where his primary responsibilities have been overseeing capital markets activities, financial reporting, strategic planning and budgeting.”

The second sentence of the first paragraph on page 123 of the Prospectus is deleted in its entirety.

The following language replaces in its entirety the third sentence of the sixth paragraph on page 123 of the Prospectus.

“He founded Gary B. Coursey & Associates Architects, Inc., a LEED certified firm, in 1971 and has built an innovative architectural practice focused on a high level of creativity and design.”

The following language replaces in its entirety the second sentence of the last paragraph on page 123 of the Prospectus.

“Since May 2011, Mr. McLure has served as Chairman and Chief Executive Officer of Change Healthcare Corporation, a provider of healthcare cost transparency services to self-insured employers who sponsor high deductible health care benefit plans.”

The last sentence of the first paragraph on page 124 of the Prospectus is deleted in its entirety.

The following disclosure replaces in its entirety the second paragraph on page 124 of the Prospectus.

“A shareholder derivative lawsuit was filed in December 2009 in the federal court in Rhode Island against CVS Caremark Corporation and its directors and certain officers, including Mr. McLure, which includes allegations of, among other things, securities fraud, insider trading and breach of fiduciary duties and further alleges that CVS Caremark Corporation was damaged by the purchase of stock at allegedly inflated prices under its share repurchase program. Mr. McLure has informed us of his belief that any allegations made against him in this lawsuit are without merit and that he plans to defend against them vigorously.”

The following disclosure replaces in its entirety the section entitled “Our Management — Corporate Governance — Board of Directors and Committees — Independent Directors” beginning on page 125 of the Prospectus.

“Independent Directors.  Our board of directors has determined that each of our independent directors is independent within the meaning of the applicable (i) requirements set forth in the Exchange Act and the applicable SEC rules, and (ii) rules of the NYSE MKT.

To be considered independent under the NYSE MKT rules, the board of directors must determine that a director does not have a material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us, our sponsor, our manager or any of our or its respective affiliates). Under the NYSE MKT rules, a director will not be independent if:

•	the director is, or during the past three years was, employed by our company, other than prior employment as an interim executive officer (provided the interim employment did not last longer than one year);
•	the director accepted or has an immediate family member who accepted any compensation from our company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:
º	compensation for board or board committee service,
º	compensation paid to an immediate family member who is an employee (other than an executive officer) of our company,
º	compensation received for former service as an interim executive officer (provided the interim employment did not last longer than one year), or
º	benefits under a tax-qualified retirement plan, or non-discretionary compensation;
•	the director is an immediate family member of an individual who is, or at any time during the past three years was, employed by our company as an executive officer;
•	the director is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which our company made, or from which our company received, payments (other than those arising solely from investments in our company’s securities or payments under non-discretionary charitable contribution matching programs) that exceed 5% of the organization’s consolidated gross revenues for that year, or $200,000, whichever is more, in any of the most recent three fiscal years;
•	the director is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the most recent three fiscal years of any of our company’s executive officers serve on the compensation committee of such other entity; or

•	the director is, or has an immediate family member who is, a current partner of the company’s outside auditor, or was a partner or employee of the company’s outside auditor who worked on the company’s audit at any time during any of the past three years.”

The following sentence is added immediately following the first sentence of the first full paragraph under the heading “Our Management — Corporate Governance - Board of Directors and Committees — Conflicts Committee” on page 126 of the Prospectus.

“Our conflicts committee operates pursuant to a written charter adopted by our board of directors.”

The following disclosure replaces in its entirety the second paragraph under the heading “Our Management  — Executive and Director Compensation — Compensation of Directors” on page 126 of the Prospectus.

“We compensate each of our independent directors with an annual fee of $50,000. Additionally, if an independent director also serves as our Vice Chairman of the Board, we compensate such independent director with an annual fee of an additional $50,000. We also pay an additional $10,000 annual retainer to the chair of our audit committee. In addition, we pay independent directors a fee of $2,000 per meeting for attending committee meetings. All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors and committees thereof. If a director is also one of our officers, we will not pay that director any compensation for services rendered as a director. We may issue shares of our common stock pursuant to our stock incentive plan in lieu of paying an independent director his or her annual fees and/or meeting fees in cash.

All fees paid to our independent directors have been paid in shares of restricted common stock. However, we have paid the additional fee to our Vice Chairman of the Board in Class B limited partnership interests in our operating partnership. See the section entitled “Summary of Our Operating Partnership Agreement — Class B Units.” Any fees owed to our independent directors through April 2013 also will be paid in shares of restricted common stock, other than the additional fee paid to our Vice Chairman of the Board, which we intend to pay in Class B limited partnership interests in our operating partnership. In determining the number of shares granted for committee meeting attendance in 2011, our compensation committee used the volume weighted average price per share of our common stock for the five trading day period ended on the date prior to the meeting. Currently, our compensation committee intends to use the same method for calculating the number of shares to grant for all fees owed through April 2013. Our audit committee waived any fees for three of the audit committee’s six meetings held during 2011. After April 2013, any such fees may be paid in cash or stock. In determining the number of shares granted for the annual fees paid to our independent directors for 2011 – 2012, our compensation committee used the IPO price of $10.00 per share to determine the number of shares granted. If we elect to pay our independent directors in cash, subject to the consent of the compensation committee, each independent director may elect to receive his or her annual fees and/or meeting fees in the form of shares of our common stock or a combination of shares of our common stock and cash. The vesting schedule for fees paid to our independent directors in shares of our common stock will be determined by the compensation committee in connection with such award. None of the members of our board of directors will be entitled to any fees for serving on the board of directors except as set forth above or unless the board of directors unanimously determines otherwise.”

The first paragraph and the table with accompanying footnote that immediately follows on page 127 of the Prospectus is deleted in its entirety.

The following language replaces in its entirety the first two sentences of the first paragraph under the heading “Our Management — Executive and Director Compensation — Compensation of Officers” on page 127 of the Prospectus.

“Our officers currently do not receive any cash compensation from us for their services as our officers and we have no plans for our officers to receive cash compensation in 2012. We intend to compensate our officers in accordance with our stock incentive plan and we plan to continue this form of compensation for 2012 and 2013.”

The following language replaces in its entirety the first sentence of the penultimate paragraph on page 129 of the Prospectus.

“If Section 409A of the Code applies to any of the awards issued under the plan described above, or if Section 409A of the Code applies to any other arrangement or agreement that we may make, and if such award, arrangement or agreement does not meet the timing and other requirements of Section 409A of the Code, then (i) all amounts deferred for all taxable years under the award, arrangement or agreement would be currently includible in the gross income of the recipient of such award or of such deferred amount to the extent not subject to a substantial risk of forfeiture and not previously included in the gross income of the recipient, (ii) interest at the underpayment rate plus 1% would be imposed on the underpayments that would have occurred had the compensation been includible in income when first deferred (or, if later, when not subject to a substantial risk of forfeiture), and (iii) a 20% additional tax would be imposed on the recipient with respect to the amounts required to be included in the recipient’s income.”

Our Sponsor, Our Manager and the Management Agreement

The following disclosure replaces in its entirety the disclosure under the heading “Our Sponsor, Our Manager and the Management Agreement — General” on page 132 of the Prospectus.

“We are externally managed and advised by our manager which is controlled by John A. Williams and Leonard A. Silverstein. The executive offices of our manager are located at 3625 Cumberland Boulevard, Suite 400, Atlanta, Georgia 30339, and the telephone number of our manager’s executive offices is (770) 818-4100. Since formation, and currently, our manager’s sole business is to manage our day-to-day operations.

Set forth below is certain information regarding our management. This information should be considered in conjunction with the information in our Definitive Proxy Statement on Schedule 14A in connection with our most recent annual meeting of stockholders, which is incorporated by reference into this prospectus.”

The following table replaces in its entirety the table on page 132 of the Prospectus.

“Name	Age	Position(s)
John A. Williams	69	Chief Executive Officer
Leonard A. Silverstein	54	President and Chief Operating Officer
Michael J. Cronin	57	Executive Vice President, Chief Accounting Officer and Treasurer
William F. Leseman	52	Executive Vice President — Property Management”

The following language replaces in its entirety the last sentence of the first full paragraph on page 135 of the prospectus.

“For 2011 and the period ended June 30, 2012, we reimbursed $203,852 and $76,871, respectively, to our manager for compensation expense incurred by our manager in connection with assisting us with this offering. For the remainder of 2012 and 2013, we currently anticipate reimbursing our manager for similar compensation expenses incurred in connection with this offering. None of these compensation reimbursements were for services rendered by any of our executive officers and we currently do not intend to reimburse our manager for any compensation expenses of our executive officers for the remainder of 2012 or 2013.”

The table and accompanying footnote on page 135 of the Prospectus is deleted in its entirety.

The following language replaces in its entirety the first sentence of the first paragraph under the heading “Our Sponsor, Our Manager and the Management Agreement — Management Agreement — Fees Payable Upon Termination of the Management Agreement” on page 135 of the Prospectus.

“If the management agreement is terminated by reason of a change of control of our company, by us without cause (upon the vote of at least 75% of our independent directors) in connection with the expiration of a renewal term, by the manager for good reason or upon our liquidation, the manager will be entitled to receive payment of any earned but unpaid compensation and expense reimbursements accrued as of the date of termination.”

The following disclosure replaces in its entirety the section entitled “Our Sponsor, Our Manager and the Management Agreement — Management Compensation” beginning on page 136 of the Prospectus.

“Management Compensation

The following table summarizes the fees and expense reimbursements that we will pay to our manager (or persons affiliated with or related to our manager, including our officers):

Type of Compensation	Determination of Amount
Offering, Acquisition and Operational Stage
Acquisition Fees	Fees payable to our manager in the amount of 1.0% of the gross contract purchase price of the property, loan or other real estate-related investment purchased or made, as applicable, for services in connection with selecting, evaluating and acquiring or making such investment. For purposes of this prospectus, “gross contract purchase price” means the amount actually paid or allocated in respect of the acquisition of a property or the amount actually paid or allocated in respect of the purchase or issuance of loans or other real-estate related investments, in each case inclusive of acquisition expenses and any indebtedness assumed or incurred in respect of such investment, but exclusive of acquisition fees. The gross contract purchase price allocable for an investment held through a joint venture shall equal the product of (i) the gross contract purchase price, determined as stated above, and (ii) the direct or indirect ownership percentage in the joint venture held directly or indirectly us.
Acquisition Expenses(1)	We will reimburse our manager for expenses actually incurred (including personnel costs) related to selecting, evaluating and making investments on our behalf, regardless of whether we actually make the related investment. Personnel costs associated with providing such services will be determined based on the amount of time incurred by the applicable employee of our manager and the corresponding payroll and payroll related costs incurred by our manager. In addition, we also will pay third parties, or reimburse our manager or its affiliates, for any investment-related expenses due to third parties, including, but not limited to, legal fees and expenses, travel and communications expenses, costs of appraisals, accounting fees and expenses, third-party brokerage or finder’s fees, title insurance expenses, survey expenses, property inspection expenses and other closing costs, regardless of whether we acquire the related assets.
Asset Management Fee(2)	We will pay our manager a monthly fee equal to one-twelfth of 0.50% of the total value of our assets (including cash or cash equivalents) based on the adjusted cost of our assets and amounts actually paid or allocated in respect of the issuance of loans, before reduction for depreciation, amortization, impairment charges and cumulative acquisition costs charged to expense in accordance with GAAP (adjusted cost will include the purchase price, acquisition expenses, capital expenditures and other customarily capitalized costs). This fee will be payable monthly in arrears, based on assets held by us on the last date of the prior month, adjusted for appropriate closing dates for individual investments.

Type of Compensation	Determination of Amount
Property Management and Leasing Fee(2)	We will pay our manager a monthly fee equal to 4% of the monthly gross revenues of our properties managed, for services in connection with the rental, leasing, operation and management of our properties and the supervision of any third parties that are engaged by our manager to provide such services. Our manager may subcontract the performance of its property management and leasing services duties to third parties or affiliates and pay all or a portion of its property management fee to such persons with whom it contracts for these services. Our manager will be responsible for all fees payable to third parties or affiliates in connection with subcontracted property management and leasing duties. The property management and leasing fee will be payable monthly in arrears, based on the actual gross revenues for the prior month.
General and Administrative Expenses Fee(1)(2)(3)	We will pay our manager a monthly fee equal to 2% of our monthly gross revenues.
Disposition Fee on Sale of Assets	We may pay our manager a commission upon the sale of one or more of our properties or other assets in an amount equal to the lesser of (a) one-half of the commission that would be reasonable, customary and competitive in light of the size, type and location of the asset, and (b) 1% of the sale price of the asset. Payment of such fee may be made only if the manager provides a substantial amount of services in connection with the sale of the asset as determined by a majority of our independent directors. In addition, the amount paid when added to all other commissions paid to unaffiliated parties in connection with such sale shall not exceed the lesser of (1) the commission that would be reasonable, customary and competitive in light of the size, type and location of the asset and (2) an amount equal to 6% of the sale price of such asset.
Construction Fee, Development Fee and Landscaping Fee	We will pay our manager a construction fee, development fee and landscaping fee at market rates customary and competitive in light of the size, type and location of the asset in connection with the construction, development or landscaping of a property, or for management and oversight of expansion projects and other capital improvements.
Reimbursement of Certain Offering Expenses	We will reimburse our manager up to 1.5% of gross offering proceeds for actual expenses incurred in connection with this offering. Such offering expenses include all expenses to be paid by us in connection with this offering, such as our legal, accounting, printing, mailing and filing fees, charges of our escrow agent and transfer agent, and reimbursement of bona fide, itemized and detailed due diligence expenses of our dealer manager.
Accrued Fees Upon Termination	If the management agreement is terminated by reason of a change of control of our company, by us without cause (upon the vote of at least 75% of our independent directors) in connection with the expiration of a renewal term, by the manager for good reason or upon our liquidation, the manager will be entitled to receive payment of any earned but unpaid compensation and expense reimbursements accrued as of the date of termination.

Type of Compensation	Determination of Amount
Liquidation Stage
Special Limited Partnership Interest	Our manager has a special limited partnership interest in our operating partnership entitling it to distributions from our operating partnership equal to 15% of any net sale proceeds from an asset (which equals the proceeds actually received by us from the sale of such asset after paying off outstanding debt related to the sold asset and paying any seller related closing costs, including any commission paid to our manager in connection with the sale of the asset, less expenses allocable to the sold asset) remaining after the payment of (i) the capital and expenses allocable to all realized investments (including the sold asset), and (ii) the 7% Priority Return on such capital and expenses; provided, however, that all accrued and unpaid dividends on our preferred stock have been paid in full. This distribution with respect to the special limited partnership interest is payable upon the sale of an asset even if holders of our preferred stock have not received a return of their capital, but only after the holders of our preferred stock have received payment in full of all accrued and unpaid dividends on our preferred stock. It is also possible that holders of common stock will receive additional distributions from the sale of a property (in excess of their capital attributable to the asset sold) before the holders of our preferred stock receive a return of their capital.
The special limited partner shall be entitled to tax distributions, at our sole discretion as the general partner, provided such distributions do not prevent us from satisfying the requirements for qualification as a REIT. Any tax distributions shall offset future distributions to which the special limited partner is entitled.

(1)	Amounts paid in respect of acquisition expenses and the general and administrative expenses fee include our portion of any expenses incurred by our manager on behalf of joint ventures in which we are a participant.
(2)	The total amount of the asset management, property management and leasing and general and administrative fees and expenses paid or reimbursed to our manager will be capped at 1.5% of total value of our assets (including cash and cash equivalents) based on the adjusted cost of our assets before reduction for depreciation, amortization, impairment charges and cumulative acquisition costs charged to expense in accordance with GAAP (adjusted cost will include the purchase price, acquisition expenses, capital expenditures and other customarily capitalized costs).
(3)	In addition to the general and administrative expenses fee, we may reimburse our manager for certain costs and expenses it incurs in connection with the services it provides to us, including, but not limited to, personnel costs. See the section entitled “Our Sponsor, our Manager and the Management Agreement — Management Agreement” included elsewhere in this prospectus for details relating to these additional costs and expenses.

Through July 31, 2012, we have incurred approximately $9.8 million for organization and offering expenses related to the IPO and this offering. From September 18, 2009 (date of inception) through July 31, 2012, we have paid our manager approximately $1.0 million for acquisition fees, $511,000 for property management fees, $674,000 for asset management fees and $272,000 for general and administrative expenses fees. WOF, through its special limited partnership interest in our manager, which entitles WOF to receive 1% of the manager’s gross revenues, received an aggregate of approximately $24,000 from such fees.”

The following language replaces the third sentence of the second paragraph under the heading “Our Sponsor, Our Manager and the Management Agreement — 1% Manager Revenue Interest” on page 141 of the Prospectus.

“Our manager and WOF have agreed that, any time after April 5, 2012, either party may trigger a sale of the 1% Manager Revenue Interest to the manager.”

The following disclosure is added immediately following the section entitled “Our Sponsor, Our Manager and the Management Agreement — 1% Manager Revenue Interest” on page 141 of the Prospectus.

“Our Sponsor — John A. Williams

John A. Williams has directed and coordinated the development, construction, and management of more than $5 billion in real estate developments for more than four decades. Approximately $3.5 billion of this activity has focused on multifamily housing, with the balance in other property types, including hotels, condominiums and offices.

Our sponsor founded Post Properties, Inc. (PPS: NYSE), or Post Properties, in 1970, and directed its activities as a private company until 1993, by which time Post Properties had become a vertically integrated real estate company with over 14,000 apartment units and over 900 employees. Post Properties completed an initial public offering, or the Post IPO, of its shares in 1993. From the Post IPO through 2002, Post Properties developed or acquired an additional 52 properties totaling 17,702 apartment units. Mr. Williams continued as Chief Executive Officer of Post Properties until July 2002 and as Chairman of the Post Properties board of directors until March 2003, at which time Post Properties had a total of 79 properties containing 29,199 units, a total market capitalization of approximately $2.9 billion and had averaged FFO growth of 7% per year commencing with the Post IPO. Since its founding, Post Properties focused on the development, acquisition, management, and ownership of upscale multifamily apartment communities in Georgia, Arizona, California, Colorado, Florida, Mississippi, New York, North Carolina, Tennessee, Texas and the greater Washington D.C. metropolitan area.

Mr. Williams has been a national leader in the urban development concept. He is widely credited with coining the phrases “Smart Growth” and “Live, Work, Play.” His urban mixed-use projects have won numerous local and national awards. He also was an early pioneer in green development having advocated for recycling in apartment communities, superior insulation, energy efficient appliances, and environmentally conscious building materials. His early efforts and vision led to many of the LEED standards that are used today.

Among the 40 awards, honors and medals Mr. Williams has received over his 43 years in the industry include being named “Entrepreneur of The Year,” by both Stanford Business School and Ernst & Young in 1990 and 1988 respectively. He has been given The Wall Street Transcript “CEO Award for Commercial Real Estate,” in 1995 along with being named “CEO of The Year,” by Financial World, in 1996. Mr. Williams was listed on National Real Estate Investor’s list of “The 20th Century’s Most Influential Developers,” along with Atlanta Business Chronicle’s award for “Atlanta Residential Developer of The Decade,” for the 1990s, followed by Harvard Business School extending its “Community Leadership Award” to Mr. Williams in 2000. He has received numerous honors and awards from Cobb County, Georgia, including “The Mack Henderson Public Service Award” in 2005. Mr. Williams was inducted into the Multi-Housing News Hall of Fame: First Class in 2004, and given the Four Pillar Award in 2007 by The Council for Quality Growth. In the spring of 2008, Mr. Williams was inducted into the Georgia State University J. Mack Robinson College of Business Hall of Fame as well as the Georgia Institute of Technology College of Management Hall of Fame.

While serving as the initial Chairman of the Cobb-Marietta Coliseum and Exhibit Hall Authority, Mr. Williams was responsible for leading the effort to build the $200 million Exhibition Meeting Venue and Ballroom complex. These facilities were completed in 1995. The large ballroom, one of the largest in the south, was named “The John A. Williams Ballroom.” He also led the effort to build the state-of-the-art Cobb Energy Performing Arts Centre which cost $150 million. The 2,800 seat main theatre is named “The John A. Williams Theatre.”

See the section “Management — Our Directors and Executive Officers” included elsewhere in this prospectus.

Development Funds

Williams Realty Fund I

In February of 2005, WRA, an affiliate of our sponsor, commenced the operations of WRF. Mr. Williams is Chief Executive Officer of WRA, the sole manager of WRF. WRF closed with $100 million of capital commitments from 91 investors in November of 2005. As of June 30, 2012, WRF has committed approximately $102 million in capital to 34 separate real estate development projects. WRF’s primary strategy was to invest in real estate development projects across a variety of property types. WRF’s investments are spread across several property types including rental apartments, for-sale condominiums, retail, senior housing, industrial warehouse, hotels, residential lots and office.

The aggregate budgeted costs for development of WRF’s projects total over $1 billion. In addition to WRF’s investments, these projects are financed with first mortgages from banks and other financial institutions, mezzanine debt, and equity co-investment from various sources. All the development properties in WRF are new construction. As of June 30, 2012, seventeen properties have been sold, yielding an internal rate of return based on actual cash distributions to WRF for assets sold of approximately 2.5% to WRF (before fees and expenses) and approximately -1.6% to WRF (after fees and expenses have been allocated to the sold assets) and generating approximately $32.4 million in cash distributions by WRF to its investors which is a return of approximately 69% of the invested capital with respect to all sold assets, where all such distributions to WRF’s investors have been paid from the sale and/or refinancing of WRF’s properties and none of such distributions have been paid from cash generated by operations. However, when all WRF’s asset dispositions as of June 30, 2012 are included (including any assets lost to a foreclosure, a deed in lieu of foreclosure or any other disposition or loss that is not an arm’s-length sale), the internal rate of return based on actual cash distributions to WRF from all disposed assets is approximately -21.3% to WRF (before fees and expenses) and approximately -25.9% to WRF (after fees and expenses have been allocated to all the disposed assets) and the approximately $32.4 million in cash distributions by WRF to its investors is a return of approximately 36% of the invested capital with respect to all disposed assets.

The combination of the downturn in the economy and the lingering effects of the U.S. financial crisis has severely impacted the residential and commercial real estate markets. Real estate values have decreased significantly, and the lack of credit has made refinancing or selling commercial real estate hard in today’s market. Consequently, WRF’s transaction activity has been severely curtailed. As a result of these difficult conditions, the remaining assets in WRF face formidable challenges. Any project with a residential for-sale component, such as condos or lots, faces significantly longer sell-out periods and lower sales prices than originally anticipated. WRF’s retail, hotel, and senior rental projects face more protracted lease-up periods and lower rents than originally anticipated. Even WRF’s remaining apartment properties, which are generally stabilized at 95%+ occupancy, continue to suffer from some diminution in value due to lower rental rates and increased cap rates.

Another challenge exists with respect to existing loans. A majority of WRF’s projects were commenced in 2005 and 2006 and were financed with three year construction loans, typically with extension options. Many of these loans have matured or will mature in the near future. Others projects have exhausted the interest carry allowances in their construction loan budgets. Since WRF investments, like other borrowers, have few, if any, refinancing or recapitalization options available in today’s market, existing lenders must either extend these loans or take back the underlying properties. WRF’s strategy is to attempt to work out acceptable loan extensions with its existing lenders that will enable it to hold these properties until they can be stabilized and sold in a more favorable transaction market. As of December 31, 2011, WRF had two loans related to two of its properties that were in default and that represented approximately 21.0% of WRF’s projects’ outstanding indebtedness. As of June 30, 2012, WRF had lost through short sales, foreclosures and deeds in lieu of foreclosure the following ten projects that, in the aggregate, constituted approximately 42.5% of WRF’s invested capital: (1) a project with 70 residential lots located in Atlanta, Georgia in which WRF’s investment of approximately $3.2 million was lost in a short sale in December 2009; (2) a project with 45 condominiums and a 127-room hotel located in Atlanta, Georgia in which WRF’s investment of approximately $12.5 million was lost in a foreclosure sale in February 2010; (3) a project with 94 condominiums located in Atlanta, Georgia in which WRF’s investment of approximately $1.6 million was lost in a foreclosure sale in May 2010; (4) a project with 232 apartments located in Atlanta, Georgia in which WRF’s investment of approximately $0.4 million was lost through a deed in lieu of foreclosure in June 2010; (5) a project with 65 condominiums located in Nashville, Tennessee in which WRF’s investment of approximately $4.5 million was lost in a short sale in September 2010; (6) a project with approximately 133,000 square feet of retail space located in Covington, Georgia, in which WRF’s investment of approximately $3.4 million was lost in a foreclosure sale in October 2010; (7) a project with approximately 120 residential lots located in Atlanta, Georgia in which WRF’s investment of $0.5 million was lost in a short sale transaction in July 2011; (8) a 193-unit luxury senior independent living facility in Atlanta, Georgia in which WRF’s investment of approximately $2.9 million was lost in transaction in June of 2011 where WRF transferred its ownership interest to its partner in exchange for a full release; (9) a pre-development project located in Coral Gables, Florida in which WRF’s investment of approximately $10.3 million was lost in a short sale in January 2011, however, WRF has an option to purchase the Coral Gables property from the buyer in the short sale for the buyer’s costs plus a stated return; and (10) a mixed use project with 42,500 square feet of retail space, 18 townhome shells, 77 residential lots and four retail outparcels in Woodstock, Georgia in which WRF’s investment of approximately $3.9 million was lost in a short sale transaction in April 2012.

It is likely that WRF’s investment in a number of the remaining projects will suffer either partial or, in some cases, complete losses. Finally, in connection with the economic downturn, WRF disclosed fair values below its book values for certain assets in its December 31, 2008, December 31, 2009, December 31, 2010 and December 31, 2011 financial statements and recognized impairments related to a number of its assets.

Williams Opportunity Fund

In February of 2007, WRA commenced the operations of WOF, a private, closed-end real estate fund. Mr. Williams is Chief Executive Officer of WRA, the sole manager of WOF. WOF closed with over $103 million of capital commitments from 82 investors in March of 2008. As of June 30, 2012, WOF has committed approximately $80.0 million in capital to 20 separate real estate projects. WOF’s primary strategy is to invest in real estate projects and related real estate assets across a variety of property types and markets, including rental apartments, retail/mixed-use, hotels, self-storage and office.

As of June 30, 2012, the aggregate budgeted costs for development of WOF’s projects totaled approximately $622 million. In addition to WOF’s investments, these projects are financed with first mortgages from banks and other financial institutions, mezzanine debt, and equity co-investment from various sources. All the development properties in WOF are new construction. As of June 30, 2012, seven investments have been sold, yielding an internal rate of return based on actual cash distributions to WOF for the asset sold of approximately -11.8% to WOF (before fees and expenses) and approximately -19.5% to WOF (after fees and expenses have been allocated to the sold asset) and generating approximately $20.6 million in cash distributions by WOF to its investors that is approximately a -10.1% internal rate of return to WOF’s investors with respect to the asset sold, where all such distributions have been paid from the sale or refinancing of WOF’s properties and none of such distributions have been paid from cash generated by operations. However, when all WOF’s asset dispositions as of June 30, 2012 are included (including any assets lost to a foreclosure, a deed in lieu of foreclosure or any other disposition or loss that is not an arm’s-length sale), the internal rate of return based on actual cash distributions to WOF from all disposed assets is approximately -22.7% to WOF (before fees and expenses) and approximately -29.7% to WOF (after fees and expenses have been allocated to all the disposed assets) and the approximately $20.6 million in cash distributions by WOF to its investors is approximately a -20.9% internal rate of return with respect to all disposed assets.

The combination of the downturn in the economy and the lingering effects of the U.S. financial crisis has severely impacted the residential and commercial real estate markets. Liquidity and credit for the real estate industry remain scarce. Consequently, WOF’s transaction and development activity has been severely curtailed. As a result of these difficult conditions, WOF faces issues in securing the debt and co-equity required to move forward with existing projects in the pre-development stage. In addition, because of limited options for leverage levels consistent with WOF’s targets, the program may have a difficult time deploying all of its called capital in a timely fashion in investments that meet WOF’s targeted investment profile, which could adversely impact WOF’s overall results. Another challenge exists with respect to existing loans related to properties in the pre-development phase. Two of WOF’s projects in pre-development have exhausted their carrying cost reserves and have reached maturity on their pre-development loans. Since these WOF investments, like other borrowers holding properties for future development, have few, if any, refinancing/

recapitalization options available in today’s market, existing lenders must either extend these loans or take back the underlying properties. WOF’s strategy is to attempt to work out acceptable loan extensions with its projects’ existing lenders that will enable it to hold these properties until they can be recapitalized in connection with starting construction of the applicable projects. As of July 27, 2012, WOF had no loans in default.

Finally, in connection with the economic downturn, WOF disclosed fair values below its book values for certain assets in its December 31, 2009, December 31, 2010 and December 31, 2011 financial statements and recognized impairments related to a number of its assets.

Williams Multifamily Acquisition Fund

In April of 2007, WRA commenced operations of Williams Multifamily Acquisition Fund, or the Acquisition Fund. Mr. Williams is the Chief Executive Officer of WRA, the sole manager of the Acquisition Fund’s sole general partner. The three original investors in the Acquisition Fund committed $300 million in equity for the purpose of acquiring select multifamily rental properties in accordance with a prescribed value-add strategy. As of June 30, 2009, the date the investment period during which the Acquisition Fund could acquire new assets expired, the Acquisition Fund had acquired nine apartment communities with an aggregate of almost 3,200 units and totaling approximately $339.5 million in costs. On a same store basis, the Acquisition Fund’s portfolio experienced net operating income (NOI) growth of approximately -1.9% from 2008 to 2009. The Acquisition Fund’s same store results for 2008 to 2009 represent seven assets comprising 2,296 units that were owned for all of 2008 and 2009. NOI is defined as total revenues less operating expenses and excludes capital expenditures and debt service. The Acquisition Fund’s same store growth was approximately 8.1% from 2009 to 2010 and 8.1% from 2010 to 2011. The same store results for 2009 to 2010 and 2010 to 2011 represent nine assets and 3,199 units that were owned for all of 2009, 2010 and 2011. All properties of the Acquisition Fund were acquired in the past six years and no program assets have been sold. As of June 30, 2012, approximately $124.2 million of capital has been called and contributed. The Acquisition Fund’s objective was to employ leverage up to 65% of the value of the program’s assets as part of its strategy to generate competitive internal rates of return, net of management fees, over an eight to ten-year period. The Acquisition Fund’s portfolio consists entirely of existing multifamily properties.

The combination of the downturn in the economy and the lingering effects of the U.S. financial crisis has severely impacted the multifamily residential real estate markets. Real estate values decreased significantly, and the lack of credit made refinancing or selling commercial real estate hard in many markets. Consequently, the Acquisition Fund’s disposition activity had previously been severely curtailed. All the Acquisition Fund’s assets saw a diminution in value due to upward movement in cap rates and/or lower rent activity. However, the Acquisition Fund’s assets have seen improvement in both occupancy and income growth over the last 33 months as its portfolio has benefitted from improved market fundamentals and a well located portfolio. Although the current turnaround in the multifamily residential real estate market has helped the Acquisition Fund’s assets to increase in value, property values on a portfolio basis are still below the original acquisition costs. Finally, as of June 30, 2012, the Acquisition Fund had not yet paid any distributions to its investors.

The adverse market conditions noted above also may cause total returns to the investors in the Acquisition Fund to be lower than originally projected. Due to the improved fundamentals and increased demand for multifamily properties, the Acquisition Fund has recently listed the portfolio for sale. However, since the portfolio was just listed for sale, total returns to investors in this program are unknown at this time.

Adverse Business Developments and Conditions

As noted above, neither WRF nor WOF has paid distributions from cash generated by operations. Furthermore, the Acquisition Fund has not yet paid any distributions to its investors as of June 30, 2012. The adverse market conditions have severely impacted various real estate markets. As more fully described above, WRF’s transaction activity and the Acquisition Fund’s disposition activity have been severely curtailed, and WOF faces issues in securing the debt and co-equity required to move forward with existing projects in the pre-development stage. In addition, as discussed above, WRF has lost ten properties through short sales, foreclosures and deeds in lieu of foreclosure.

Other than as disclosed above, there have been no major adverse business developments or conditions experienced by any program or non-program property that would be material to investors, including as a result of recent general economic conditions.”

Principal Stockholders

The following disclosure replaces in its entirety the section entitled “Principal Stockholders” on page 142 of the Prospectus.

PRINCIPAL STOCKHOLDERS

The following table provides information, as of August 13, 2012, regarding the number and percentage of shares of our common stock beneficially owned by each director, each executive officer, each person known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock and all directors and executive officers as a group. In accordance with SEC rules, each listed person’s beneficial ownership includes all shares of common stock the person actually owns beneficially or of record, all shares of common stock over which the person has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund), and all shares the person has the right to acquire within 60 days (such as shares of restricted common stock which are scheduled to vest within 60 days or upon the exercise of warrants or options). Except as otherwise provided, all shares are owned directly, and the indicated person has sole voting and investing power. Unless otherwise indicated, the business address of the stockholders listed below is the address of our principal executive office, 3625 Cumberland Boulevard, Suite 400, Atlanta, Georgia 30339.

	Percentage of Common Stock Outstanding
Beneficial Owner	Shares Owned		Percentage
Caisse de dépôt et placement du Québec(1)	290,909		5.62%
NELL Partners, Inc.	36,666	(2)(3)	*
John A. Williams	72,661	(2)(3)(4)	1.40%
Leonard A. Silverstein	39,166	(2)(3)	*
William F. Leseman	1,000		*
Michael J. Cronin	2,500		*
Daniel M. DuPree	6,651		*
Timothy A. Peterson	9,871		*
Steve Bartkowski	10,201		*
Gary B. Coursey	6,911		*
Howard A. McLure	27,482		*
All directors and executive officers as a group (9 persons)	139,777		2.70%

*	Less than 1%
(1)	As of August 13, 2012. Based solely upon information provided in a Schedule 13G filed with the SEC on May 11, 2012. Caisse de dépôt et placement du Québec, or CDPQ, is the ultimate beneficial owner of such shares and has shared voting and shared dispositive power over such shares with Cadim Holdings U.S. Inc. and Cadim Inc. The business address of CDPQ is 1000, Place Jean-Paul Riopelle, Montréal, Québec, H2Z 2B3, Canada.
(2)	NELL Partners, Inc. owns 36,666 shares of common stock. John A. Williams and Leonard A. Silverstein share joint voting and investment power of these shares. Additionally, our officers and directors collectively own 139,777 shares of common stock.
(3)	Although John A. Williams and Leonard A. Silverstein share joint voting and investment power of the shares held by NELL Partners, Inc., each disclaims any economic interest in such shares. Seventy percent of such shares are owned indirectly by the Nancy Ann Richardson Williams Children’s Trust, formed on January 30, 1995, a trust created by Mr. Williams’ spouse for the benefit of their children. Thirty percent of such shares are owned indirectly by the Northside Partners Trust, formed on November 2, 2009, a trust created by Leonard A. Silverstein’s spouse for the benefit of their children.
(4)	30,495 of these shares are owned by Mr. Williams’ spouse. Mr. Williams disclaims any beneficial ownership of such shares.”

Certain Relationships and Related Transactions

The seventh sentence of the first full paragraph under the heading “Certain Relationships and Related Transactions — Agreements with Institutional and Other Investors — Williams Opportunity Fund — Private Placement Offering — Private Placement” on page 143 of the Prospectus is deleted in its entirety.

The following disclosure is added immediately preceding the section entitled “Certain Relationships and Related Transactions — Agreements with Institutional and Other Investors — Real Estate Property Acquisitions” beginning on page 143 of the Prospectus.”

“The Manager Loan

On August 21, 2012, our operating partnership entered into the Manager Loan with our manager. The loan bears interest at 8.0% per annum and interest only payments are due beginning September 1, 2012, and continue on a monthly basis until the maturity date of July 31, 2013. Our manager may prepay the loan at any time, in whole or in part, without penalty. The amounts payable under the terms of the Manager Loan are secured by the amounts payable to our manager under the Management Agreement. The terms of the Manager Loan were approved by all of our independent directors. ”

The following disclosure replaces in its entirety the section entitled “Certain Relationships and Related Transactions — Agreements with Institutional and Other Investors — Real Estate Property Acquisitions” beginning on page 143 of the Prospectus.

“Real Estate Property Investments

The Stone Rise membership interests were acquired from Oxford Rise Partners LLC, a Georgia limited liability company, and WOF. WOF owned approximately 19.43% of the outstanding common stock of the company at the time of acquisition. WOF currently owns approximately 2.73% of the outstanding common stock of the company. In addition, John A. Williams, the President, Chief Executive Officer and Chairman of the Board, indirectly owns an approximate 1.0% membership interest in WOF. In connection with the acquisition, we paid an acquisition fee of $301,500, or 1.0% of the contract purchase price, to our manager, of which WOF received $3,015 through its special limited liability company interest in the manager which entitles WOF to receive 1% of the manager’s gross revenues.

The Summit Crossing membership interests were acquired from Oxford Summit Development LLC, a Georgia limited liability company, and WRF. WRF owned approximately 13.40% of our outstanding common stock at the time of acquisition. WRF currently owns 0.15% of the outstanding common stock of the company. In addition, Mr. Williams indirectly owns an approximate 7.0% membership interest in WRF. In connection with the acquisition, we paid an acquisition fee of $332,000, or 1.0% of the contract purchase price, to our manager, of which WOF received $3,220 through its special limited liability company interest in our manager.

WRF owned indirectly an approximately 10% membership interest in Oxford Trail JV, LLC. Separate from Mr. Williams’ membership interest in WRF, Mr. Williams received approximately $62,600 from Oxford Trail JV, LLC as a promoted interest in connection with the sale of Trail Creek. Leonard A. Silverstein, our President and Chief Operating Officer, received approximately $20,375 from Oxford Trail JV, LLC as a promoted interest in connection with the sale of Trail Creek. In connection with the acquisition, we paid an acquisition fee of $235,000, or 1.0% of the contract purchase price, to our manager of which WOF received $2,350 through its special limited liability company interest in the manager which entitles WOF to receive 1% of the manager’s gross revenues.

The acquisition price for each property we acquired from an affiliate was determined by us and approved by our conflicts committee based on appraisals of two independent real estate appraisers. For a description of the properties and the terms of the purchase agreements, see the section entitled “Description of Real Estate Investments” included elsewhere in this prospectus.

In connection with the closing of the Oxford Hampton Mezzanine Loan, Oxford Hampton Partners LLC used proceeds of the Oxford Hampton Mezzanine Loan to pay approximately $302,300 to WRF to retire an outstanding short term loan from WRF that matured on the closing date of the Oxford Hampton Mezzanine Loan.

In addition, in connection with the closing of the Oxford Hampton Mezzanine Loan, we received a loan fee of 2% of the maximum loan amount, or $120,000, and a loan commitment fee of $14,333. From the $120,000 loan fee, we paid a fee of $60,000, or 1.0% of the maximum loan amount, to our manager as an acquisition fee in accordance with the terms of the management agreement of which WOF received $600 through its special limited liability company interest in the manager which entitles WOF to receive 1% of the manager’s gross revenues. Further, in connection with the closing of the Oxford Summit II Mezzanine Loan, we received a loan fee of 2% of the maximum loan amount, or $122,061. In addition, we paid a fee of $61,030, or 1.0% of the maximum loan amount, to our manager as an acquisition fee in accordance with the terms of the management agreement of which WOF received $610 through its special limited liability company interest in the manager which entitles WOF to receive 1% of the manager’s gross revenues. Further, in connection with the closing of the Iris Bridge Loan, we received a loan fee of 2% of the loan amount, or $57,369. In addition, we paid a fee of $28,685, or 1.0% of the loan amount, to our manager as an acquisition fee pursuant to the management agreement of which WOF received $286 through its special limited liability company interest in the manager which entitles WOF to receive 1% of the manager’s gross revenues.

The terms of the Oxford Hampton Mezzanine Loan and the Oxford Summit II Mezzanine Loan were approved by our conflicts committee, which consists entirely of independent directors not otherwise interested in the transactions. For a description of the terms of the Oxford Hampton Mezzanine Loan, Oxford Summit II Mezzanine Loan and the Iris Bridge Loan, see the section entitled “Description of Real Estate Investments” included elsewhere in this prospectus.

Through July 31, 2012, we have incurred approximately $9.8 million for organization and offering expenses related to the IPO and this offering. From September 18, 2009 (date of inception) through July 31, 2012, we have paid our manager approximately $1.0 million for acquisition fees, $511,000 for property management fees, $674,000 for asset management fees and $272,000 for general and administrative expenses fees. WOF, through its special limited partnership interest in our manager, which entitles WOF to receive 1% of the manager’s gross revenues, received an aggregate of approximately $24,000 from such fees.”

The following disclosure replaces in its entirety the section entitled “Certain Relationships and Related Transactions — Agreements with Institutional and Other Investors — Directed Share Program” on page 144 of the Prospectus.

“Directed Share Program

In connection with our IPO, WOF, an affiliate of our sponsor, purchased 500,000 shares of our common stock through our directed share program, and WRF, an affiliate of our sponsor, purchased 690,000 shares of our common stock, through our directed share program.

On April 9, 2012, each of WOF and WRF made non-liquidating pro rata distributions of most of its shares of common stock in the company to its members. As of July 16, 2012, WOF continues to hold 142,262 shares of common stock and WRF continues to hold 7,935 shares of common stock.”

The following disclosure replaces the second bullet point under the heading “Certain Relationships and Related Transactions — Conflicts of Interest — Receipt of Fees and Other Compensation by our Manager and its Affiliates” on page 148 of the Prospectus.

•	“sales of properties and other investments (including, subject to the approval of our conflicts committee, sales to affiliates), which entitles our manager to disposition fees and possible distributions with respect to the special limited partnership interest in our operating partnership held by our manager; provided, however, that distributions with respect to the special limited partnership interest in our operating partnership will only be payable after the return to the stockholders of their capital contributions related to each asset sold plus an amount that would be equal to the Priority Return, i.e., a 7% cumulative, non-compounded annual return on such capital; provided, further, however, that, to the extent a distribution with respect to the special limited partnership interest in our operating partnership has been paid to our manager for any assets sold within 60 days prior to the sale of an asset in which the Priority Return for that asset was not met, our manager shall return to us an amount up to the distribution so received for the assets sold within such 60-day period, which shall be applied to any Priority Return shortfall actually arising from the sale of the subsequent asset;”

The following language replaces the last sentence of the second paragraph under the heading “Certain Relationships and Related Transactions — Conflicts of Interest — Certain Conflict Resolution Procedures” on page 148 of the Prospectus.

“Pursuant to its charter, our conflicts committee may restrict us from the following transactions:”

The following disclosure replaces the last sentence of the fourth bullet point under the heading “Certain Relationships and Related Transactions — Conflicts of Interest —  Certain Conflict Resolution Procedures” on page 149 of the Prospectus.

“In determining whether or not an investment opportunity is suitable for more than one investment program sponsored by our sponsor, our manager subject to approval by our conflicts committee, shall examine, among others, the following factors:”

Description of Securities

The following language replaces in its entirety the first sentence of the second paragraph on page 151 of the Prospectus.

“Our charter authorizes us to issue up to 400,066,666 shares of common stock, $0.01 par value per share, and 15,000,000 shares of preferred stock, $0.01 par value per share, 150,000 shares of which have been classified and designated as Series A Redeemable Preferred Stock.”

The following paragraph is added immediately preceding the third paragraph on page 151 of the Prospectus.

“As of August 16, 2012, there were outstanding (i) 10,827 Series A Warrants exercisable for 216,540 shares of common stock and (ii) the IPO Warrant, exercisable for 150,000 shares of common stock. Other than those described in the previous sentence, there are no outstanding warrants or rights of any other kind. See the sections entitled “— Common Stock Warrants” and “Plan of Distribution — IPO Warrant” included elsewhere in this prospectus.”

The following language replaces in its entirety the first sentence of the first paragraph under the heading “Description of Securities — Common Stock” on page 151 of the Prospectus.

“Subject to the preferential rights of our Series A Redeemable Preferred Stock and any preferential rights of any other class or series of stock and to the provisions of our charter regarding the restrictions on the ownership and transfer of stock, the holders of common stock are entitled to such distributions as may be authorized from time to time by our board of directors out of legally available funds and declared by us and, upon our liquidation, are entitled to receive all assets available for distribution to our stockholders.

The following disclosure replaces in its entirety the first paragraph under the heading “Description of Securities — Series A Redeemable Preferred Stock” on page 152 of the Prospectus.

“Our board of directors, including our independent directors, has created out of the authorized and unissued shares of our preferred stock, a series of redeemable preferred stock, designated as the Series A Redeemable Preferred Stock.”

The following disclosure replaces in its entirety the first paragraph under the heading “Description of Securities — Series A Redeemable Preferred Stock — Dividends” on page 153 of the Prospectus.

“Subject to the preferential rights of the holders of any class or series of our capital stock ranking senior to our Series A Redeemable Preferred Stock, if any such class or series is authorized in the future, the holders of Series A Redeemable Preferred Stock are entitled to receive, when, and as authorized by our board of directors and declared by us out of legally available funds, cumulative cash dividends on each share of Series A Redeemable Preferred Stock at an annual rate of six percent (6%) of the Stated Value. Dividends on each share of Series A Redeemable Preferred Stock begin accruing on, and are cumulative from, the date of issuance. We paid the initial dividend on our Series A Redeemable Preferred Stock in the month following the first full month after we received and accepted aggregate subscriptions in excess of the minimum offering pursuant to this offering, and thereafter have consistently paid monthly dividends on the Series A Redeemable Preferred Stock. We expect to continue to pay dividends on the Series A Redeemable Preferred Stock monthly, unless our results of operations, our general financing conditions, general economic conditions, applicable provisions of Maryland law or other factors make it imprudent to do so. We also expect to continue to authorize and declare dividends on the shares of Series A Redeemable Preferred Stock on a monthly basis payable on the 20th day of the month following the month for which the dividend was declared (or the next business day if the 20th day is not a business day). The timing and amount of such dividends will be determined by our board of directors, in its sole discretion, and may vary from time to time.”

The following disclosure replaces in its entirety the last sentence of the disclosure under the heading “Description of Securities — Common Stock Warrants — Exercisability” on page 155 of the Prospectus.

“A holder of Warrants does not have the right to exercise any portion of a Warrant if, after giving effect to the issuance of shares of our common stock upon such exercise, the holder would beneficially own in excess of 9.8% in value of the shares of our capital stock outstanding or in excess of 9.8% (in value or number of shares, whichever is more restrictive) of the shares of our common stock outstanding immediately after giving effect to the issuance of shares of our common stock upon exercise of the Warrant.”

The second sentence of the third full paragraph on page 157 of the Prospectus is deleted in its entirety.

The following paragraph is added immediately preceding the section entitled “Description of Securities —  Distribution Policy and Distributions” on page 158 of the Prospectus.

“For a description of the provisions of our charter and by-laws that would have the effect of delaying, deferring or preventing a change in control of the company, see the section entitled “Summary of our Organizational Documents” elsewhere in this prospectus.”

The following language replaces in its entirety the second sentence of the last full paragraph immediately preceding the section entitled “Description of Securities — Stockholder Liability” on page 159 of the Prospectus.

“This requirement is described in greater detail in the section entitled “Material U.S. Federal Income Tax Considerations — REIT Qualification Tests — Annual Distribution Requirements” included elsewhere in this prospectus.”

The following disclosure replaces in its entirety the disclosure under the heading “Description of Securities — Transfer Agent and Registrar” on page 162 of the Prospectus.

“The transfer agent and registrar for our shares of Series A Redeemable Preferred Stock and the Warrants is Computershare Trust Company, N.A. Computershare Trust Company, N.A. also acts as the transfer agent and registrar for our common stock and the Series A Warrants.”

Shares of Common Stock Eligible for Future Sale

The following language replaces in its entirety the penultimate sentence of the second paragraph on page 163 of the Prospectus.

“As of August 13, 2012, 5,179,093 shares of common stock are available in the public market; 139,777 of such shares are subject to Rule 144.”

The following language replaces in its entirety the second sentence of the first paragraph under the heading “Shares of Common Stock Eligible for Future Sale — Rule 144” on page 163 of the Prospectus.

“Within any three-month period, each person may sell a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which is approximately 51,791 shares on the date of this prospectus, or the average weekly trading volume of our common stock on the NYSE MKT during the four calendar weeks preceding the filing of a notice of the sale on Form 144.”

The following disclosure is added immediately following the last paragraph on page 163 of the Prospectus.

“Grants under 2011 Stock Incentive Plan

On May 4, 2012, we filed with the SEC a Registration Statement on Form S-8 covering the shares of our common stock issuable under our 2011 Stock Incentive Plan. Shares of our common stock covered by such registration statement, including any shares of our common stock issuable upon the exercise of options or shares of restricted common stock, are eligible for transfer or resale without restriction under the Securities

Act unless held by our affiliates. The maximum number of shares of stock authorized and reserved for issuance under the 2011 Stock Incentive Plan is 533,214. As of August 3, 2012, we had granted 33,046 shares of our restricted common stock under the 2011 Stock Incentive Plan.

Warrant Shares

The company may issue shares of common stock upon exercise of the Warrants or the Follow-On Series A Warrants. As of August 16, 2012, the number of shares of common stock issuable upon exercise of the outstanding Warrants was 216,540. There are no Follow-On Series A Warrants outstanding in connection with the Follow-On Series A Offering.

We are offering Warrants to purchase a maximum of up to 3,000,000 shares of our common stock in this offering, and Follow-On Series A Warrants to purchase a maximum of up to 17,000,000 shares of our common stock in the Follow-On Series A Offering. If the maximum amount of Warrants is sold in this offering and the maximum amount of Follow-On Series A Warrants are sold in the Follow-On Series A Offering, then the company may issue up to a maximum of 20,000,000 shares of common stock in connection with the exercise of such warrants.”

Summary of Our Organizational Documents

The following language replaces in its entirety the third sentence of the second paragraph under the heading “Summary of Our Organizational Documents — Stockholders’ Meetings and Voting Rights” on page 164 of the Prospectus.

“At any meeting of the stockholders, each stockholder, other than the holders of our Series A Redeemable Preferred Stock, is entitled to one vote for each share owned of record on the applicable record date.”

Summary of Our Operating Partnership Agreement

The following language is added at the end of the paragraph immediately preceding the section entitled “Summary of Our Operating Partnership Agreement — Series A Redeemable Preferred Units” on page 169 of the Prospectus.

“Further, our operating partnership has issued us an additional 36,814 Class A Units, in connection with our issuance of 33,046 restricted shares of common stock and 3,768 fully vested shares of common stock to the independent members of our board of directors in lieu of cash compensation. The 33,046 restricted shares of common stock were granted as annual compensation for service on our board of directors and related committees and the 3,768 vested shares of common stock were granted for services rendered in connection with attending committee meetings of our board of directors.”

The following language replaces in its entirety the second sentence of the first paragraph under the heading “Summary of Our Operating Partnership Agreement — Transferability of Interests” on page 171 of the Prospectus.

“Under certain circumstances and satisfaction of certain conditions set forth in the operating partnership agreement, holders of limited partnership units are able to withdraw from the partnership and transfer and/or encumber all or any part of their units.”

The following language replaces in its entirety the first sentence of the first paragraph under the heading “Summary of Our Operating Partnership Agreement — Allocations” on page 174 of the Prospectus.

“The operating partnership agreement generally provides that net income, net loss and, to the extent necessary, other individual items of income, gain, loss or deduction of our operating partnership (other than net property gain or net property loss from capital transactions) will be allocated among the partners as follows:”

The following language replaces in its entirety the first sentence of the second paragraph under the heading “Summary of Our Operating Partnership Agreement — Allocations” on page 174 of the Prospectus.

“Net property gain and net property loss and, to the extent necessary, any other individual items comprising net property gain and net property loss of our operating partnership will be allocated among the partners as follows:”

The following disclosure replaces in its entirety the disclosure under the heading “Summary of Our Operating Partnership Agreement — Duties and Conflicts” on page 176 of the Prospectus.

“Except as otherwise set forth under the sections entitled “Certain Relationships and Related Transactions — Conflicts of Interest” and “Our Management” included elsewhere in this prospectus, any limited partner may engage in other business activities outside our operating partnership, including business activities that directly compete with our operating partnership.”

Material U.S. Federal Income Tax Considerations

The following language replaces in its entirety the second sentence of the first paragraph on page 177 of the Prospectus.

“This summary is based upon the laws, regulations, and reported judicial and administrative rulings and decisions in effect as of the date of this prospectus, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations.”

The following language replaces in its entirety the fourth, fifth and sixth paragraphs on page 177 of the Prospectus.

“We have elected to be taxed as a REIT under the applicable provisions of the Code and the Treasury Regulations promulgated thereunder commencing with our taxable year ended December 31, 2011. We intend to continue operating as a REIT so long as our board of directors determines that REIT qualification remains in our best interest. However, we cannot assure you that we will meet the applicable requirements under U.S. federal income tax laws, which are highly technical and complex.

In brief, a corporation that complies with the provisions in Sections 856 through 860 of the Code and qualifies as a REIT generally is not taxed on its net taxable income to the extent such income is currently distributed to stockholders, thereby completely or substantially eliminating the “double taxation” that a corporation and its stockholders generally bear together. However, as discussed in greater detail below, a corporation could be subject to U.S. federal income tax in some circumstances even if it qualifies as a REIT and would likely suffer adverse consequences, including reduced cash available for distribution to its stockholders, if it failed to qualify as a REIT.

Proskauer Rose LLP has acted as our tax counsel in connection with this registration statement. Proskauer Rose LLP is of the opinion that (i) commencing with our taxable year ended on December 31, 2011, we have been organized in conformity with the requirements for qualification as a REIT under the Code and our actual method of operation through the date hereof has enabled and, assuming that our election to be treated as a REIT is not either revoked or intentionally terminated, our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code, and (ii) our operating partnership has been and will be taxed as a partnership or a disregarded entity and not an association or publicly traded partnership (within the meaning of Code Section 7704) subject to tax as a corporation, for U.S. federal income tax purposes beginning with its first taxable year. This opinion is filed as an exhibit to the registration statement, of which this prospectus is a part, and is based and conditioned, in part, on various assumptions and representations as to factual matters and covenants made to Proskauer Rose LLP by us and based upon certain terms and conditions set forth in the opinion. Our qualification as a REIT depends upon our ability to meet, through operation of the properties we acquire and our investment in other assets, the applicable requirements under U.S. federal income tax laws. Proskauer Rose LLP has not reviewed these operating results for compliance with the applicable requirements under U.S. federal income tax laws. Therefore, we cannot assure you that our actual operating results allow us to satisfy the applicable requirements to qualify as a REIT under U.S. federal income tax laws in any taxable year.”

The following disclosures replace in their entirety the third, fourth and fifth bullet points on page 179 of the Prospectus.

•	“If we derive “excess inclusion income” from an interest in certain mortgage loan securitization structures (i.e., a “taxable mortgage pool” or a residual interest in a real estate mortgage investment conduit, or REMIC), we could be subject to corporate-level U.S. federal income tax at a 35% rate to the extent that such income is allocable to specified types of tax-exempt stockholders known as “disqualified organizations” that are not subject to unrelated business taxable income, or UBTI. See “— Excess Inclusion Income.”
•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet recordkeeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders. Such penalties generally would not be deductible by us.
•	If we acquire any asset from a corporation that is subject to full corporate-level U.S. federal income tax in a transaction in which our basis in the asset is determined by reference to the transferor corporation’s basis in the asset, and we recognize gain on the disposition of such an asset for up to a 10-year period beginning on the date we acquired such asset, then the excess of the fair market value as of the beginning of the applicable recognition period over our adjusted basis in such asset at the beginning of such recognition period will be subject to U.S. federal income tax at the highest regular corporate U.S. federal income tax rate. The results described in this paragraph assume that the non-REIT corporation will not elect, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by us.”

The following disclosure replaces in its entirety the section entitled “Material U.S. Federal Income Tax Considerations — REIT Qualification Tests” beginning on page 180 of the Prospectus.

“REIT Qualification Tests

Organizational Requirements.  The Code defines a REIT as a corporation, trust or association:

•	that is managed by one or more trustees or directors;
•	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;
•	that would be taxable as a domestic corporation but for its qualification as a REIT;
•	that is neither a financial institution nor an insurance company;
•	that meets the gross income, asset and annual distribution requirements;
•	the beneficial ownership of which is held by 100 or more persons on at least 335 days in each full taxable year, proportionately adjusted for a short taxable year;
•	generally in which, at any time during the last half of each taxable year, no more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include specified entities);
•	that makes an election to be taxable as a REIT for the current taxable year, or has made this election for a previous taxable year, which election has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to maintain qualification as a REIT; and
•	that uses a calendar year for U.S. federal income tax purposes.

The first five organizational requirements must be met during each taxable year for which REIT qualification is sought, while the sixth and seventh conditions do not have to be met until after the first taxable year for which a REIT election is made. We have adopted December 31 as our year-end, thereby satisfying the last condition.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries.   A REIT that is a partner in a partnership or a member in a limited liability company treated as a partnership for U.S. federal income tax purposes, will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, and will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT. Thus, our pro rata share of the assets and items of income of any partnership or limited liability company treated as a partnership or disregarded entity for U.S. federal income tax purposes in which we own an interest is treated as our assets and items of income for purposes of Asset Tests and Gross Income Tests (each as defined below).

We expect to control our subsidiary partnerships and limited liability companies and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our qualification as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a Gross Income Test or Asset Test (each as defined below), and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

We may from time to time own certain assets through subsidiaries that we intend to be treated as “qualified REIT subsidiaries.” A corporation will qualify as our qualified REIT subsidiary if we own 100% of the corporation’s outstanding stock and do not elect with the subsidiary to treat it as a TRS, as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for purposes of the Asset Tests and Gross Income Tests (each as defined below). A qualified REIT subsidiary is not subject to U.S. federal income tax, but may be subject to state or local tax, and our ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “— Asset Tests.” While we currently hold all of our investments through the operating partnership, we also may hold investments separately, through qualified REIT subsidiaries. Because a qualified REIT subsidiary must be wholly owned by a REIT, any such subsidiary utilized by us would have to be owned by us, or another qualified REIT subsidiary, and could not be owned by the operating partnership unless we own 100% of the equity interest in the operating partnership.

If a disregarded subsidiary ceases to be wholly owned by us (for example, if any equity interest in the subsidiary is acquired by a person other than us or another one of our disregarded subsidiaries), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the Asset and Gross Income Tests, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “— Asset Tests” and “— Income Tests.”

Ownership of Interests in TRSs.  We do not currently own an interest in a TRS; however, we may form one or more TRSs or may acquire securities in TRSs in the future. A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. If a TRS owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a TRS. Other than some activities relating to lodging and health care facilities, a TRS generally may engage in any business, including investing in assets and engaging in activities that could not be held or conducted directly by us without jeopardizing our qualification as a REIT.

A TRS is subject to U.S. federal income tax as a regular C corporation. In addition, if certain tests regarding the TRS’s debt-to-equity ratio are not satisfied, a TRS generally may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed 50% of the TRS’s adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). A REIT’s ownership of securities of a TRS is not subject to the 5% or 10% asset tests described below. However, no more than 25% of the gross value of a REIT’s assets may be comprised of securities of one or more TRS. See “— Asset Tests.”

Share Ownership Requirements

The common stock and any other stock we issue must be held by a minimum of 100 persons (determined without attribution to the owners of any entity owning our stock) for at least 335 days in each full taxable year, proportionately adjusted for partial taxable years. In addition, we cannot be “closely held,” which means that at all times during the second half of each taxable year, no more than 50% in value of our stock may be owned, directly or indirectly, by five or fewer individuals (determined by applying certain attribution rules under the Code to the owners of any entity owning our stock) as specifically defined for this purpose. However, these two requirements do not apply until after the first taxable year an entity elects REIT status.

Our charter contains certain provisions intended to enable us to meet the sixth and seventh requirement above. First, subject to certain exceptions, our charter provides that no person may beneficially or constructively own (applying certain attribution rules under the Code) more than 9.8% in value of the aggregate of our outstanding shares of stock or more than 9.8% (in value or number of shares, whichever is more restrictive) of any class or series of shares of our stock, as well as in certain other circumstances. See the section entitled “Description of Securities — Restrictions on Ownership and Transfer” included elsewhere in this prospectus. Additionally, our charter contains provisions requiring each holder of our shares to disclose, upon demand, constructive or beneficial ownership of shares as deemed necessary to comply with the requirements of the Code. Furthermore, stockholders failing or refusing to comply with our disclosure request will be required, under Treasury Regulations promulgated under the Code, to submit a statement of such information to the IRS at the time of filing their annual income tax returns for the year in which the request was made.

Asset Tests

At the close of each calendar quarter of the taxable year, we must satisfy four tests based on the composition of our assets, or the Asset Tests. After initially meeting the Asset Tests at the close of any quarter, we will not lose our qualification as a REIT for failure to satisfy the Asset Tests at the end of a later quarter solely due to changes in value of our assets. In addition, if the failure to satisfy the Asset Tests results from an acquisition during a quarter, the failure generally can be cured by disposing of non-qualifying assets within 30 days after the close of that quarter. We will continue to maintain adequate records of the value of our assets to ensure compliance with these tests and will act within 30 days after the close of any quarter as may be required to cure any noncompliance.

75% Asset Test.  At least 75% of the value of our assets must be represented by “real estate assets,” cash, cash items (including receivables) and government securities, which we refer to as the 75% Asset Test. Real estate assets include (i) real property (including interests in real property and interests in mortgages on real property), (ii) shares in other qualifying REITs, and (iii) any property (not otherwise a real estate asset) attributable to the temporary investment of “new capital” in stock or a debt instrument, but only for the one-year period beginning on the date we received the new capital. Property will qualify as being attributable to the temporary investment of new capital if the money used to purchase the stock or debt instrument is received by us in exchange for our stock or in a public offering of debt obligations that have a maturity of at least five years. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below under “— 25% Asset Test” below.

Additionally, regular and residual interests in a REMIC are considered real estate assets. However, if less than 95% of the assets of a REMIC are real estate assets, we will be treated as holding and earning a proportionate share of the assets and income of the REMIC directly. If we hold a “residual interest” in a REMIC from which we derive “excess inclusion income,” we will be required to either distribute the excess inclusion income or pay tax on it (or a combination of the two), even though we may not receive the income in cash. To the extent that distributed excess inclusion income is allocable to a particular stockholder, the income (1) would not be allowed to be offset by any net operating losses otherwise available to the stockholder, (2) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from U.S. federal income tax, and (3) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction pursuant to any otherwise applicable income tax treaty or other exemption, to the extent allocable to most types of foreign stockholders. Moreover, any excess inclusion income that we receive that is allocable to specified categories of tax-exempt investors which are not subject to unrelated business income tax, such as government entities or charitable remainder trusts, may be subject to corporate-level income tax in our hands, whether or not it is distributed. See the “— Excess Inclusion Income” portion of this section below.

We are currently invested in the real properties described in the “Description of Real Estate Investments” section of this prospectus. In addition, we have invested and intend to invest funds not used to acquire properties in cash sources, “new capital” investments or other liquid investments which allow us to continue to qualify under the 75% Asset Test. Therefore, our investment in real properties should constitute “real estate assets” and should allow us to meet the 75% Asset Test.

25% Asset Test.  Except as described below, the remaining 25% of our assets generally may be invested without restriction, which we refer to as the 25% Asset Test. However, if we invest in any securities that do not qualify under the 75% Asset Test, such securities may not exceed either: (i) 5% of the value of our assets as to any one issuer; or (ii) 10% of the outstanding securities by vote or value of any one issuer. The 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code, including but not limited to any loan to an individual or estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, a partnership interest held by a REIT is not considered a “security” for purposes of the 10% value test; instead, the REIT is treated as owning directly its proportionate share of the partnership’s assets, which is based on the REIT’s proportionate interest in any securities issued by the partnership (disregarding for this purpose the general rule that a partnership interest is not a security), but excluding certain securities described in the Code.

For purposes of the 10% value test, “straight debt” means a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code and (iii) in the case of an issuer which is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if we, and any of our “controlled taxable REIT subsidiaries” as defined in the Code, hold any securities of the corporate or partnership issuer which (a) are not straight debt or other excluded securities (prior to the application of this rule), and (b) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, our interest as a partner in the partnership).

We believe that our holdings of real estate assets and other securities comply with the foregoing REIT asset requirements, and we intend to monitor compliance on an ongoing basis. We may make real estate-related debt investments; provided, that the underlying real estate meets our criteria for direct investment. A real estate mortgage loan that we own generally will be treated as a real estate asset for purposes of the 75% Asset Test if, on the date that we acquire or originate the mortgage loan, the value of the real property securing the loan is equal to or greater than the principal amount of the loan. Certain mezzanine loans we make or acquire may qualify for the safe harbor in Revenue Procedure 2003-65, 2003-2 C.B. 336, pursuant to which certain loans secured by a first priority security interest in ownership interests in a partnership or limited liability company will be treated as qualifying assets for purposes of the 75% real estate asset test and the 10% vote or value test. We may hold some mezzanine loans that do not qualify for that safe harbor. Furthermore, we may acquire distressed debt investments that require subsequent modification by agreement with the borrower. If the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan at the time we commit to acquire the loan, or agree to modify the loan in a manner that is treated as an acquisition of a new loan for U.S. federal income tax purposes, then a portion of such loan may not be a qualifying real estate asset. Under current law it is not clear how to determine what portion of such a loan will be treated as a qualifying real estate asset. Under recently issued guidance, the IRS has stated that it will not challenge a REIT’s treatment of a loan as being in part a real estate asset if the REIT treats the loan as being a real estate asset in an amount that is equal to the lesser of the fair market value of the real property securing the loan, as of the date we committed to acquire or modify the loan, and the fair market value of the loan. However, uncertainties exist regarding the application of this guidance, particularly with respect to the proper treatment under the Asset Tests of mortgage loans acquired at a discount that increase in value following their acquisition, and no assurance can be given that the IRS would not challenge our treatment of such assets.

A REIT is able to cure certain asset test violations. As noted above, a REIT cannot own securities of any one issuer representing more than 5% of the total value of the REIT’s assets or more than 10% of the outstanding securities, by vote or value, of any one issuer. However, a REIT would not lose its REIT qualification for failing to satisfy these 5% or 10% asset tests in a quarter if the failure is due to the ownership of assets the total value of which does not exceed the lesser of (i) 1% of the total value of the REIT’s assets at the end of the quarter for which the measurement is done, or (ii) $10 million; provided, that in either case the REIT either disposes of the assets within six months after the last day of the quarter in which the REIT identifies the failure (or such other time period prescribed by the Treasury), or otherwise meets the requirements of those rules by the end of that period.

If a REIT fails to meet any of the asset test requirements for a quarter and the failure exceeds the de minimis threshold described above, then the REIT still would be deemed to have satisfied the requirements if: (i) following the REIT’s identification of the failure, the REIT files a schedule with a description of each asset that caused the failure, in accordance with regulations prescribed by the Treasury; (ii) the failure was due to reasonable cause and not to willful neglect; (iii) the REIT disposes of the assets within six months after the last day of the quarter in which the identification occurred or such other time period as is prescribed by the Treasury (or the requirements of the rules are otherwise met within that period); and (iv) the REIT pays a tax on the failure equal to the greater of (A) $50,000 and (B) an amount determined (under regulations) by multiplying (1) the highest rate of tax for corporations under Code Section 11, by (2) the net income generated by the assets that caused the failure for the period beginning on the first date of the failure and ending on the date the REIT has disposed of the assets (or otherwise satisfies the requirements).

Income Tests

For each calendar year, we must satisfy two separate tests based on the composition of our gross income, as defined under our method of accounting, or the Gross Income Tests.

75% Gross Income Test.  At least 75% of our gross income for the taxable year (excluding gross income from prohibited transactions) must result from (i) rents from real property, (ii) interest on obligations secured by mortgages on real property or on interests in real property, (iii) gains from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property) other than property held primarily for sale to customers in the ordinary course of our trade or business, (iv) dividends from other qualifying REITs and gain (other than gain from prohibited transactions) from the sale of shares of other qualifying REITs, (v) other specified investments relating to real property or mortgages thereon, and (vi) for a limited time, temporary investment income (as described under the 75% Asset Test above). We refer to this requirement as the 75% Gross Income Test. We intend to invest funds not otherwise invested in real properties in cash sources or other liquid investments which will allow us to qualify under the 75% Gross Income Test.

95% Gross Income Test.  At least 95% of our gross income (excluding gross income from prohibited transactions) for the taxable year must be derived from (1) sources which satisfy the 75% Gross Income Test, (2) dividends, (3) interest, or (4) gain from the sale or disposition of stock or other securities that are not assets held primarily for sale to customers in the ordinary course of our trade or business. We refer to this requirement as the 95% Gross Income Test. It is important to note that dividends and interest on obligations not collateralized by an interest in real property qualify under the 95% Gross Income Test, but not under the 75% Gross Income Test. We intend to invest funds not otherwise invested in properties in cash sources or other liquid investments which will allow us to qualify under the 95% Gross Income Test.

Rents from Real Property.  Income attributable to a lease of real property generally will qualify as “rents from real property” under the 75% Gross Income Test and the 95% Gross Income Test if such lease is respected as a true lease for U.S. federal income tax purposes (see “— Characterization of Property Leases”) and subject to the rules discussed below.

Rent from a particular tenant will not qualify if we, or an owner of 10% or more of our stock, directly or indirectly, owns 10% or more of the voting stock or the total number of shares of all classes of stock in, or 10% or more of the assets or net profits of, the tenant (subject to certain exceptions). The portion of rent attributable to personal property rented in connection with real property will not qualify, unless the portion attributable to personal property is 15% or less of the total rent received under, or in connection with, the lease.

Generally, rent will not qualify if it is based in whole, or in part, on the income or profits of any person from the underlying property. However, rent will not fail to qualify if it is based on a fixed percentage (or designated varying percentages) of receipts or sales, including amounts above a base amount so long as the base amount is fixed at the time the lease is entered into, the provisions are in accordance with normal business practice and the arrangement is not an indirect method for basing rent on income or profits.

If a REIT operates or manages a property or furnishes or renders certain “impermissible services” to the tenants at the property, and the income derived from the services exceeds 1% of the total amount received by that REIT with respect to the property, then no amount received by the REIT with respect to the property will qualify as “rents from real property.” Impermissible services are services other than services “usually or customarily rendered” in connection with the rental of real property and not otherwise considered “rendered to the occupant.” For these purposes, the income that a REIT is considered to receive from the provision of “impermissible services” will not be less than 150% of the cost of providing the service. If the amount so received is 1% or less of the total amount received by us with respect to the property, then only the income from the impermissible services will not qualify as “rents from real property.” However, this rule generally will not apply if such services are provided to tenants through an independent contractor from whom we derive no revenue, or though a TRS. With respect to this rule, tenants will receive some services in connection with their leases of the real properties. Our intention is that the services to be provided are those usually or customarily rendered in connection with the rental of space, and therefore, providing these services will not cause the rents received with respect to the properties to fail to qualify as rents from real property for purposes of the 75% Gross Income Test and the 95% Gross Income Test. The board of directors intends to hire qualifying independent contractors or to utilize our TRSs to render services which it believes, after consultation with our tax advisors, are not usually or customarily rendered in connection with the rental of space.

In addition, we have represented that, with respect to our leasing activities, we will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (excluding rent based on a percentage of receipts or sales, as described above), (ii) charge rent that will be attributable to personal property in an amount greater than 15% of the total rent received under the applicable lease, or (iii) enter into any lease with a related party tenant.

Amounts received as rent from a TRS are not excluded from rents from real property by reason of the related party rules described above, if the activities of the TRS and the nature of the properties it leases meet certain requirements. The TRSs will pay regular corporate tax rates on any income they earn. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants whose terms are not on an arm’s-length basis.

Interest Income.  It is possible that we will be paid interest on loans secured by real property. All interest income qualifies under the 95% Gross Income Test, and interest on loans secured by real property qualifies under the 75% Gross Income Test; provided, that in both cases the interest does not depend, in whole or in part, on the income or profits of any person (excluding amounts based on a fixed percentage of receipts or sales). If a loan is secured by both real property and other property, the interest on it may nevertheless qualify under the 75% Gross Income Test. Interest income constitutes qualifying mortgage interest for purposes of the 75% Gross Income Test to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we committed to acquire the loan, or agreed to modify the loan in a manner that is treated as an acquisition of a new loan for U.S. federal income tax purposes, then the interest income will be apportioned between the real property and the other collateral, and our income from the loan will qualify for purposes of the 75% Gross Income Test only to the extent that the interest is allocable to the real property. For purposes of the preceding sentence, however, under recently issued IRS guidance we do not need to re-determine the fair market value of real property in connection with a loan modification that is occasioned by a default or made at a time when we reasonably believe the modification to the loan will substantially reduce a significant risk of default on the original loan, and any such modification will not be treated as a prohibited transaction. All of our loans secured by real property will be structured so that the amount of the loan does not exceed the fair market value of the real property at the time of the loan commitment. Therefore, income generated through any investments in loans secured by real property should be treated as qualifying income under the 75% Gross Income Test.

Dividend Income.  We may receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions are generally classified as dividends to the extent of the earnings and profits of the distributing corporation. Such distributions generally constitute qualifying income for purposes of the 95% Gross Income Test, but not the 75% Gross Income Test. Any dividends received by us from a REIT will be qualifying income for purposes of both the 95% and 75% Gross Income Tests.

We will monitor the amount of the dividend and other income from our TRSs and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the Gross Income Tests. Although we intend to take these actions to prevent a violation of the Gross Income Tests, we cannot guarantee that such actions will in all cases prevent such a violation.

Foreclosure Property.  Foreclosure property is real property and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum U.S. federal corporate tax rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% Gross Income Test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT. If we believe we will receive any income from foreclosure property that is not qualifying income for purposes of the 75% Gross Income Test, we intend to elect to treat the related property as foreclosure property.

Satisfaction of the Gross Income Tests.  Our share of income from the properties primarily will give rise to rental income and gains on sales of the properties, substantially all of which generally will qualify under the 75% Gross Income and 95% Gross Income Tests. Our current and anticipated operations indicate that it is likely that we will have little or no non-qualifying income to cause adverse U.S. federal income tax consequences.

As described above, we may establish one or more TRSs with which we could enter into leases for any properties we may invest in. The gross income generated by these TRSs would not be included in our gross income. However, we would realize gross income from these subsidiaries in the form of rents. In addition, any dividends from TRSs to us would be included in our gross income and qualify for the 95% Gross Income Test, but not the 75% Gross Income Test.

If we fail to satisfy either the 75% Gross Income or 95% Gross Income Tests for any taxable year, we may retain our qualification as a REIT for such year if we satisfy the IRS that: (i) the failure was due to reasonable cause and not due to willful neglect, (ii) we attach to our return a schedule describing the nature and amount of each item of our gross income, and (iii) any incorrect information on such schedule was not due to fraud with intent to evade U.S. federal income tax. If this relief provision is available, we would remain subject to tax equal to the greater of the amount by which we failed the 75% Gross Income Test or the 95% Gross Income Test, as applicable, multiplied by a fraction meant to reflect our profitability.

Annual Distribution Requirements

In addition to the other tests described above, we are required to distribute dividends (other than capital gain dividends) to our stockholders each year in an amount at least equal to the excess of: (a) the sum of (i) 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and by excluding any net capital gain) and (ii) 90% of the net income (after tax) from foreclosure property; over (b) the sum of some types of items of non-cash income. Whether sufficient amounts have been distributed is based on amounts paid in the taxable year to which they relate, or in the following taxable year if we: (A) declared a dividend before the due date of our tax return (including extensions); (B) distribute the dividend within the 12-month period following the close of the taxable year (and not later than the date of the first regular dividend payment made after such declaration); and (C) file an election with our tax return. Additionally, dividends that we declare in October, November or December in a given year payable to stockholders of record in any such month will be treated as having been paid on December 31st of that year so long as the dividends are actually paid during January of the following year. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares of stock within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents. If we fail to meet the annual distribution requirements as a result of an adjustment to our U.S. federal income tax return by the IRS, or under certain other circumstances, we may cure the failure by paying a “deficiency dividend” (plus penalties and interest to the IRS) within a specified period.

If we do not distribute 100% of our REIT taxable income, we will be subject to U.S. federal income tax on the undistributed portion. We also will be subject to an excise tax if we fail to currently distribute sufficient income. In order to make the “required distribution” with respect to a calendar year and avoid the excise tax, we must distribute the sum of (a) 85% of our REIT ordinary income for the calendar year, (b) 95% of our REIT capital gain net income for the calendar year, and (c) the excess, if any, of the grossed up required distribution (as defined in the Code) for the preceding calendar year over the distributed amount for that preceding calendar year. Any excise tax liability would be equal to 4% of the difference between the amount required to be distributed and the amount actually distributed and would not be deductible by us.

We intend to pay sufficient dividends each year to satisfy the annual distribution requirements and avoid U.S. federal income and excise taxes on our earnings; however, it may not always be possible to do so. It is possible that we may not have sufficient cash or other liquid assets to meet the annual distribution requirements due to tax accounting rules and other timing differences. Other potential sources of non-cash taxable income include:

•	“residual interests” in REMICs or taxable mortgage pools;
•	loans or mortgage-backed securities held as assets that are issued at a discount and require the accrual of taxable economic interest in advance of receipt in cash; and
•	loans on which the borrower is permitted to defer cash payments of interest, distressed loans on which we may be required to accrue taxable interest income even though the borrower is unable to make current servicing payments in cash, and debt securities purchased at a discount.

We will closely monitor the relationship between our REIT taxable income and cash flow, and if necessary to comply with the annual distribution requirements, will attempt to borrow funds to fully provide the necessary cash flow or to pay dividends in the form of taxable in-kind distributions of property, including taxable stock dividends.

Failure to Qualify

If we fail to continue to qualify, for U.S. federal income tax purposes, as a REIT in any taxable year, we may be eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. If the applicable relief provisions are not available or cannot be met, we will not be able to deduct our dividends and will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates, thereby reducing cash available for distributions. In such event, all distributions to stockholders (to the extent of our current and accumulated earnings and profits) will be taxable as ordinary dividend income. This “double taxation” results from our failure to continue to qualify as a REIT. Unless entitled to relief under specific statutory provisions, we will not be eligible to elect REIT qualification for the four taxable years following the year during which qualification was lost.

Recordkeeping Requirements.  We are required to maintain records and request on an annual basis information from specified stockholders. These requirements are designed to assist us in determining the actual ownership of our outstanding stock and maintaining our qualification as a REIT.

Prohibited Transactions.  As discussed above, we will be subject to a 100% U.S. federal income tax on any net income derived from “prohibited transactions.” Net income derived from prohibited transactions arises from the sale or exchange of property held for sale to customers in the ordinary course of our business which is not foreclosure property. There is an exception to this rule for the sale of property that:

•	is a real estate asset under the 75% Asset Test;
•	generally has been held for at least two years;
•	has aggregate expenditures which are includable in the basis of the property not in excess of 30% of the net selling price;
•	in some cases, was held for production of rental income for at least two years;
•	in some cases, substantially all of the marketing and development expenditures were made through an independent contractor; and
•	when combined with other sales in the year, either does not cause the REIT to have made more than seven sales of property during the taxable year (excluding sales of foreclosure property or in connection with an involuntary conversion) or occurs in a year when the REIT disposes of less than 10% of its assets (measured by U.S. federal income tax basis or fair market value, and ignoring involuntary dispositions and sales of foreclosure property).

Although we currently intend to sell each of the properties, our primary intention in acquiring and operating the properties is the production of rental income and we do not expect to hold any property for sale to customers in the ordinary course of our business. The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates. As a general matter, any condominium conversions we might undertake must satisfy these restrictions to avoid being “prohibited transactions,” which will limit the annual number of transactions. See “— REIT Qualification Tests — Ownership of Interests in TRSs.”

Excess Inclusion Income

Pursuant to IRS guidance, a REIT’s excess inclusion income, including any excess inclusion income from a residual interest in a REMIC, must be allocated among its stockholders in proportion to dividends paid. The REIT is required to notify stockholders of the amount of “excess inclusion income” allocated to them. A stockholder’s share of excess inclusion income:

•	cannot be offset by any net operating losses otherwise available to the stockholder;
•	is subject to tax as UBTI in the hands of most types of stockholders that are otherwise generally exempt from U.S. federal income tax; and
•	results in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty or other exemption, to the extent allocable to most types of foreign stockholders.

See “— Taxation of U.S. Holders.” Under recently issued IRS guidance, to the extent that excess inclusion income is allocated to a tax-exempt stockholder of a REIT that is not subject to unrelated business taxable income (such as a government entity or charitable remainder trust), the REIT may be subject to tax on this income at the highest applicable corporate tax rate (currently 35%). In that case, the REIT could reduce distributions to such stockholders by the amount of such tax paid by the REIT attributable to such stockholder’s ownership. Treasury regulations provide that such a reduction in distributions does not give rise to a preferential dividend that could adversely affect the REIT’s compliance with its distribution requirements. See “— REIT Qualification Tests — Annual Distribution Requirements.” The manner in which excess inclusion income is calculated, or would be allocated to stockholders, including allocations among shares of different classes of stock, is not clear under current law. As required by IRS guidance, we intend to make such determinations using a reasonable method. Tax-exempt investors, foreign investors and taxpayers with net operating losses should carefully consider the tax consequences described above, and are urged to consult their tax advisors.

Characterization of Property Leases

We may purchase either new or existing properties and lease them to tenants. Our ability to claim certain tax benefits associated with ownership of these properties, such as depreciation, would depend on a determination that the lease transactions are true leases, under which we would be the owner of the leased property for U.S. federal income tax purposes, rather than a conditional sale of the property or a financing transaction. A determination by the IRS that we are not the owner of any properties for U.S. federal income tax purposes may have adverse consequences to us, such as the denial of depreciation deductions (which could affect the determination of our REIT taxable income subject to the distribution requirements) or the aggregate value of our assets invested in real estate (which could affect REIT asset testing).”

The section entitled “Material U.S. Federal Income Tax Considerations — Excess Inclusion Income” on page 187 of the Prospectus is deleted in its entirety.

The following language replaces in its entirety the first five sentences of the third full paragraph on page 189 of the Prospectus.

“For U.S. federal income tax purposes, depreciation deductions on residential rental buildings, structural components and improvements generally are computed using the straight-line method. Shorter depreciation periods apply to other properties. We have elected to have the alternative depreciation system apply to our properties with the result that residential rental buildings structural components and improvements are depreciated using the straight-line method over 40 years and some improvements to land are depreciated using the straight-line method over 20 years.”

The following disclosure replaces in its entirety the second full paragraph on page 191 of the Prospectus.

“Distributions in excess of current and accumulated earnings and profits are treated first as a return of capital to the U.S. Holder, reducing the U.S. Holder’s tax basis in his, her or its stock by the amount of such distribution, but not below zero, and then capital gain. Because our earnings and profits are reduced for depreciation and other non-cash items, it is possible that a portion of each distribution will constitute a return of capital. Additionally, because distributions in excess of earnings and profits reduce the U.S. Holder’s basis in our stock, this will increase the U.S. Holder’s gain, or reduce the U.S. Holder’s loss, on any subsequent sale of the stock.”

The following language replaces in its entirety the first sentence of the first full paragraph on page 192 of the Prospectus.

“We have the ability to declare a large portion of a dividend in shares of our stock. As long as a portion of such dividend is paid in cash (which portion can be as low as 20%) and certain requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes.”

The fourth and sixth full paragraphs on page 192 of the Prospectus are deleted in their entirety.

The following disclosure is added immediately preceding the section entitled “Material U.S. Federal Income Tax Considerations — Taxation of U.S. Holders — Backup Withholding and Information Reporting” on page 193 of the Prospectus.

“Cost Basis Reporting.  U.S. federal income tax information reporting rules may apply to certain transactions in our shares. Where such rules apply, the “cost basis” calculated for the shares involved will be reported to the IRS and to you. Generally these rules apply to all shares purchased. For “cost basis” reporting purposes, you may identify by lot the shares that you transfer or that are redeemed, but if you do not timely notify us of your election, we will identify the shares that are transferred or redeemed on a “first in/first out” basis. The shares in the Distribution Reinvestment Plan are also eligible for the “average cost” basis method, should you so elect.

Information reporting (transfer statements) on other transactions may also be required under these new rules. Generally, these reports are made for certain transactions. Transfer statements are issued between “brokers” and are not issued to the IRS or to you.

Stockholders should consult their tax advisors regarding the consequences of these new rules.

Medicare Tax.  U.S. Holders who are individuals, estates or trusts are required to pay a 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of shares of stock for taxable years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of shares of our stock.”

The following disclosure replaces in its entirety the section entitled “Material U.S. Federal Income Tax Considerations — Taxation of U.S. Holders — Backup Withholding and Information Reporting” on page 193 of the Prospectus.

“Backup Withholding and Information Reporting.  We will report to our U.S. Holders and the IRS the amount of dividends (including deemed dividends) paid during each calendar year and the amount (if any) of U.S. federal income tax we withhold. Under the backup withholding rules, a U.S. Holder may be subject to backup withholding at the current rate of 28% with respect to dividends (including any deemed dividends) paid unless the U.S. Holder (1) is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or (2) provides us with a taxpayer identification number or social security number, certifies under penalties of perjury that such number is correct and that such U.S. Holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that does not provide his, her or its correct taxpayer identification number or social security number also may be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of capital gain distribution to any U.S. Holder who fails to certify its non-foreign status. See the “— Taxation of Non-U.S. Holders” portion of this section.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

For taxable years beginning after December 31, 2013, a U.S. withholding tax at a 30% rate will be imposed on dividends and, after December 31, 2014, proceeds of sale in respect of our stock received by U.S. Holders who own their stock through foreign accounts or foreign intermediaries if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. We will not pay any additional amounts in respect to any amounts withheld.”

The following disclosure replaces in its entirety the section entitled “Material U.S. Federal Income Tax Considerations — Taxation of Non-U.S. Holders — Sales of Shares” on page 195 of the Prospectus.

“Sales of Shares.  Gain recognized by a Non-U.S. Holder upon a sale of shares generally will not be subject to U.S. federal income taxation, provided that: (i) such gain is not effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the U.S.; (ii) the Non-U.S. Holder is an individual and is not present in the U.S. for 183 days or more during the taxable year and certain other conditions apply; and (iii) (A) our REIT is “domestically controlled,” which generally means that less than 50% in value of our shares continues to be held directly or indirectly by foreign persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of our existence, or (B) the class of shares being sold are “regularly traded” on an established securities market and the selling Non-U.S. Holder has not held more than 5% of our outstanding shares of such class at any time during the five-year period ending on the date of the sale.

We believe, but cannot assure you, that we will qualify as “domestically controlled.” However, if we were not domestically controlled, a Non-U.S. Holder’s sale of shares would be subject to tax, unless the class of shares being sold were regularly traded on an established securities market and the selling Non-U.S. Holder has not directly, or indirectly, owned during the five-year period ending on the date of sale more than 5% in value of such class of our shares. We anticipate that our common shares will be “regularly traded” on an established market, although, no assurance can be given that this will be the case. If the gain on the sale of shares were to be subject to taxation, the Non-U.S. Holder would be subject to the same treatment as U.S. Holders with respect to such gain, and the purchaser of such shares may be required to withhold 10% of the gross purchase price.

If the proceeds of a disposition of our securities are paid by or through a U.S. office of a broker-dealer, the payment is generally subject to information reporting and to backup withholding unless the disposing Non-U.S. Holder certifies as to its name, address and non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a foreign office of a foreign broker-dealer. Under Treasury Regulations, if the proceeds from a disposition of our securities paid to or through a foreign office of a U.S. broker-dealer or a non-U.S. office of a foreign broker-dealer that is (i) a “controlled foreign corporation” for U.S. federal income tax purposes, (ii) a person 50% or more of whose gross income from all sources for a three-year period was effectively connected with a U.S. trade or business, (iii) a foreign partnership with one or more partners who are U.S. persons and who, in the aggregate, hold more than 50% of the income or capital interest in the partnership, or (iv) a foreign partnership engaged in the conduct of a trade or business in the U.S., then (A) backup withholding will not apply unless the broker-dealer has actual knowledge that the owner is not a Non-U.S. Holder, and (B) information reporting will not apply if the Non-U.S. Holder certifies its non-U.S. status and further certifies that it has not been, and at the time the certificate is furnished reasonably expects not to be, present in the U.S. for a period aggregating 183 days or more during each calendar year to which the certification pertains. Prospective foreign purchasers should consult their tax advisors and financial planners concerning these rules.

With respect to payments made after December 31, 2013, a withholding tax of 30% will be imposed on dividends from, and, after December 31, 2014, the gross proceeds of a disposition of, our stock paid to certain foreign entities unless various information reporting requirements are satisfied. Such withholding tax will generally apply to non-U.S. financial institutions, which is generally defined for this purpose as any non-U.S. entity that (i) accepts deposits in the ordinary course of a banking or similar business, (ii) is engaged in the business of holding financial assets for the account of others, or (iii) is engaged or holds itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities, partnership interests, commodities, or any interest in such assets. We will not pay any additional amounts in respect of any amounts withheld. Non-U.S. Holders are encouraged to consult their tax advisors regarding the implications of this legislation on their investment in our stock, as well as any the status of any legislative proposals that may pertain to a purchase of our stock.”

The following language replaces in its entirety the last sentence of the penultimate paragraph on page 196 of the Prospectus.

“You should consult your own tax advisors and financial planners regarding the effect of state, local and foreign tax laws on an investment in our securities.”

The following language replaces in its entirety the last two sentences of the last paragraph on page 196 of the Prospectus.

“We are not aware of any pending legislation that would materially affect our or your taxation as described in this prospectus. You should, however, consult your advisors concerning the status of legislative proposals that may pertain to a purchase of our securities.”

Investment by Tax-Exempt Entities and ERISA Considerations

The following language replaces in its entirety the first sentence of the first paragraph on page 197 of the Prospectus.

“The following is a summary of certain additional considerations associated with an investment in our shares or holding of the Warrants by tax-qualified pension, stock bonus or profit-sharing plans, employee benefit plans described in Section 3(3) and subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, annuities described in Section 403(a) or (b) of the Code, an individual retirement account or annuity described in Sections 408 or 408A of the Code, an Archer MSA described in Section 220(d) of the Code, a health savings account described in Section 223(d) of the Code, or a Coverdell education savings account described in Section 530 of the Code, which are referred to in this section as Plans and IRAs, as applicable.”

The following disclosure replaces in its entirety the third bullet point on page 197 of the Prospectus.

•	“whether the investment will result in UBTI to the Plan or IRA (see the section entitled “Material U.S. Federal Income Tax Considerations — Taxation of Tax-Exempt Stockholders” included elsewhere in this prospectus);”

Electronic Delivery of Documents

The following disclosure replaces in its entirety the section entitled “Electronic Delivery of Documents” on page 206 of the Prospectus.

“ELECTRONIC DELIVERY OF DOCUMENTS

We will provide you with prospectuses, prospectus supplements, annual reports and other information (referred to herein as documents) electronically, including by filing any such documents with the SEC or otherwise. We also will make such documents available on our Internet web site. Subject to availability, we will provide you such documents in paper form by mail if you request in writing in a form acceptable to us that we send such documents in paper form by mail. Unless you elect in writing to receive documents in paper form, all documents will be provided electronically. You may access and print all documents provided electronically. You may revoke your instruction for delivery of documents in paper form by informing us in writing at any time and we will resume providing you with all required documents in electronic form. See “Where You Can Find Additional Information.””

Incorporation of Certain Information by Reference

The following bullet points replace the second and third bullet points under the heading “Incorporation of Certain Information by Reference” on page S-10 of Supplement No. 1.

•	“Our Quarterly Reports on Form 10-Q filed with the SEC on May 11, 2012 and August 13, 2012; and
•	Our Current Reports on Form 8-K filed with the SEC on April 2, 2012, August 6, 2012 and August 15, 2012.”

The following disclosure is added at the end of the section entitled “Incorporation of Certain Information by Reference” on page S-10 of Supplement No. 1.

“Upon written or oral request, we will provide, free of charge, to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that are incorporated by reference into this prospectus. Such written or oral requests should be made to:

Leonard A. Silverstein
3625 Cumberland Boulevard, Suite 400
Atlanta, Georgia 30339
Telephone Number: (770) 818-4100

In addition, such reports and documents may be found on our website at www.pacapts.com.”

Appendix A

The Prior Performance Tables contained on pages A1 – A10 are deleted in their entirety.

Prospectus Back Cover

The last paragraph on the back cover of the Prospectus is deleted in its entirety.